Exhibit 99.2

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

EXCLUSIVELY DIGITALLY

ON APRIL 25, 2024

Exhibit 99.2

IX. Details of origin and justification of the amendments to the Bylaws, with analysis of its legal and economic effects and a copy of the Bylaws with the highlighted amendments (Article 12 – RCVM 81/22)..............................................................................................................................................192

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”) and CVM Resolution No. 81, dated as of March 29, 2022, as amended (“RCVM 81/22”).
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Exhibit 99.2

I.Information on matters subject to resolution
Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) comes to introduce to the Shareholders the following proposals to be subject to resolution at the Annual General Meetings (“AGM”) and Extraordinary General Meetings (“EGM”), to be held cumulatively on April 25, 2024, at 10:00 a.m., exclusively digitally pursuant to RCVM 81/22 (“AEGM”).

The Management highlights that the instatement of the AGM on the first call will occur with the attendance of at least one quarter (1/4) of the share capital, and the EGM, concerning matters 1 and 2 on the agenda, on the first call with the attendance of at least at least one quarter (1/4) of the share capital and, for other matters on the agenda, two thirds (2/3) of the share capital.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Annexes.

(1) To take the management accounts for the fiscal year ended 31 December, 2023 and to examine, discuss and vote on the financial statements of the Company for the fiscal year ended 31 December, 2023, and to review the management report for said fiscal year.

The Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all for the fiscal year ended December 31, 2023, followed by the independent auditor’s report, the Opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee are available on the Company’s website www.suzano.com.br/ri, the Brazilian Securities and Exchange Commission (“CVM”) www.cvm.gov.br and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) www.b3.com.br.

The individual and consolidated Financial Statements and the Company’s Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors, with favorable statements from the Audit Committee at a meeting held on February 26, 2024, and from the Fiscal Council at a meeting started on February 26, 2024 and completed on February 28, 2024. These statements are available at the same abovementioned electronic addresses.

The other information and the management comments on the Company’s financial situation in compliance with Section 2 of the Reference Form and with RCVM 81/22 are included in this Proposal in accordance with Annex II.

(2) To resolve on the allocation of net income for the fiscal year ended 31 December, 2023 and the distribution of dividends.

Exhibit 99.2

In the fiscal year ended December 31, 2023, as evidenced in the Company’s Financial Statements, audited by PricewaterhouseCoopers Auditores Indepenndentes, it was calculated a net profit of fourteen billion, eighty-four million, eight hundred and forty-eight thousand, seven hundred and sixty-four reais and twenty cents (BRL14,084,848,764.20).

The Company’s Management proposes the allocation of the net income calculated in the year ended 31 December, 2023, in accordance with the resolution of the Board of Directors’ Meeting held on 22 March, 2024, being allocated: (i) to the Legal Reserve, the amount of four hundred and forty-three million, nine thousand, eight hundred and one reais and fourteen cents (BRL 443,009,801.14), pursuant to paragraphs 1 and 2 of article 193 of the Brazilian Corporation Law; and (ii) to the Tax Incentives Reserve, the amount of one hundred and eighteen million, nine hundred and fifty-nine thousand, five hundred and fifty reais and ninety cents (BRL 118,959,550.90), in accordance with article 195-A of the Brazilian Corporation Law.

From the adjusted net profit, corresponding to thirteen billion, five hundred and twenty-two million, eight hundred and seventy-nine thousand, four hundred and twelve reais and sixteen cents (BRL 13,522,879,412.16), it is proposed (i) as distribution of proceeds, the amount of one billion and five hundred million reais (BRL 1,500,000,000.00) as described below; (ii) to allocate to the Capital Increase Reserve, the amount of ten billion, nine hundred and eleven million, two hundred and twenty-six thousand, two hundred and forty-four reais and forty-five cents (BRL 10,911,226,244.45), under letter “d” of Article 26 of the Bylaws; and (iii) allocate to the Special Statutory Reserve the amount of one billion, two hundred and twelve million, three hundred and fifty-eight thousand, four hundred and seventy-one reais and sixty-one cents (BRL 1,212,358,471.61), under letter “d” of Article 26 of the Bylaws.

As indicated above, the Management proposes to distribute proceeds in the total amount of one billion and five hundred million reais (BRL 1,500,000,000.00), declared at the Company’s Board of Directors’ Meeting held on December 1, 2023, and paid on January 10, 2024, as interest on equity based on the profits shown in the Company’s quarterly balance sheet dated September 30, 2023.

Due to the allocation of income proposed above, the balance of profit reserves will exceed (i) the amount of share capital under article 199 of the Brazilian Corporation Law and the limits established the Statutory Reserve for Capital Increase (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws so that, in compliance with such article 199 of the Brazilian Corporation Law, the Management proposes to apply the amount equivalent to surplus ten billion reais (BRL 10,000,000,000.00) of the Capital Increase Reserve, as an increase of the Company’s share capital without issuance of new shares, as per item 8 below.

The Management proposes to You the allocation of the net profit of the year ended on 31 December, 2023 under Annex III of this Management Proposal, pursuant to Annex A of RCVM 81/22.

Exhibit 99.2

(3) To set the number of members to comprise the Board of Directors and to resolve on the election of its members.

According to Article 12 of the Company’s Bylaws, the Board of Directors is composed of five (5) to ten (10) members, elected by the General Meeting, who must appoint from their number the Chairman and up to two (2) Vice-Chairmen.

Without prejudice to the adoption of a separate election procedure, as the case may be, the Company’s management proposes the Board of Directors to be composed of nine (9) effective members, all with a term of office of two (2) years, with extension of the term of office permitted until investiture of the new members that may be elected as provided for in the Company’s Bylaws and in the Brazilian Corporation Law.

Following the directions contained in Official Letter/Annual - 2024 - CVM/SEP (“Circular Letter”), the Company clarifies that, once the number of members to compose Suzano’s Board of Directors as above, “the shareholders may be required to express whether they wish to proceed with the multiple voting system, if this has already been required under the law, or to adopt a separate voting, thus waiving the request of multiple voting, without prejudice to, if applicable, both procedures being adopted”.

The Company also clarifies that under the guidance in the same Official Letter, if occurs at the AEGM the “adoption of multiple voting system cumulated with the request of separate voting, the election of directors according to this latter system must be prior to the election by multiple voting, as only after carrying out the separate voting it will be possible to identify the number of remaining offices and, accordingly, calculate the multiple voting ratio”.

In addition to the foregoing clarifications, the Company highlights below specific guidance applicable to the separate voting and multiple voting systems, which must also be followed by the Company’s shareholders, if applicable.

Separate voting

Article 141, §§ 4 and 5 of the Brazilian Corporation Law ensures to the holders of at least ten per cent (10%) of the Company’s shares (excluding controlling shareholders and treasury shares), in line with the guidance of Official Letter (see CVM Proceeding No. RJ2005/5664), the right to elect in a separate voting, one (1) member of the Board of Directors.

We clarify, however, that under article 141, §6 of the Brazilian Corporation Law, only shareholders who prove the uninterrupted ownership of the required shareholding interests during the period of at least three (3) months immediately prior to the holding of the AEGM may participate in the separate voting for member of the Company’s Board of Directors.

Exhibit 99.2
In this regard, the shareholder who wishes to request the adoption or participate in the separate election of a member of the Board of Directors: (i) in case of attending the AEGM through a digital platform to be made available by the Company, they must submit to the Company, with the other documents required for their participation in the meeting, the proof of uninterrupted ownership of the shares during the period of at least three (3) months prior to holding of the AEGM, issued by the competent entity not prior to April 19, 2024 (that is, until four (4) business days before the AEGM date); or (ii) in case of participation through absentee ballot sent directly to the Company, it must forward, through the path indicated in the absentee ballot, the proof of uninterrupted ownership of the shares, issued by the competent entity not prior to April 19, 2024, it being certain that such proof will only be considered valid if received through the path mentioned above by 9:00 a.m. on April 25, 2024 (that is, one (1) hour before holding of the AEGM); and (iii) in case of participation through absentee ballot delivered to the Bookkeeping Agent or Custodian, as directed in the Official Letter, presentation of the documents that prove the uninterrupted ownership of shares will be waived.

Multiple Voting

We remind that, in accordance with CVM Instruction 70, dated March 22, 2022 (“RCVM 70”), the minimum interest in the voting capital required for adopting a multiple voting procedure is five percent (5%).

Any requests for adopting a multiple voting procedure in the election of members of the Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours prior to the date of the AEGM called herein, or requested through absentee ballot.

In the multiple voting procedures, each share will have as many votes as there are positions to be filled, and the shareholder may concentrate them in one candidate or distribute them among several candidates.

For further instructions on the voting and participation procedures at the AEGM, including, without limitation, regarding access to the foregoing digital platform, please see the Shareholder’s Manual presented to CVM on the date hereof, through the Periodic Information System (IPE), which is available to shareholders at the Company’s head office, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Referred Candidates

If it is resolved on the composition of the Board of Directors as proposed by the Management. this latter proposes, for a majority election, the election of the board composed by nine (9) candidates referred below.

Exhibit 99.2

Candidate	Position
David Feffer	Chairman
Daniel Feffer	Vice Chairman
Nildemar Secches	Vice Chairman
Gabriela Feffer Moll	Director
Maria Priscila Rodini Vansetti Machado	Independent Director
Paulo Rogerio Caffarelli	Independent Director
Paulo Sergio Kakinoff	Independent Director
Rodrigo Calvo Galindo	Independent Director
Walter Schalka	Director

According to the internal governance rules established, the candidates proposed hereby to compose the Company’s Board of Directors were referred and approved by Suzano’s Appointment and Compensation Committee, responsible for assessing and nominating for election including the independent members of the Board of Directors in this regard, who have been considered independent under article 5 of Annex K to CVM Resolution No. 80, as of March 29, 2022, as amended (“RCVM 80/22”) and article 15 of the Novo Mercado Regulation Messrs. Rodrigo Calvo Galindo, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Miss Maria Priscila Rodini Vansetti Machado. For purposes of article 7 of Annex K to RCVM 80/22 and article 17 of the Novo Mercado Regulation, the Company’s Board of Directors ratifies the classification as independent members of the candidates Messrs. Rodrigo Calvo Galindo, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Miss Maria Priscila Rodini Vansetti Machado, performed by the Appointment and Compensation Committee.

Further, according to item 3.1.1. of the Referral Policy of the Company, and in compliance with the best corporate governance practices, the candidate Mr. Paulo Rogerio Cafarelli is classified as a risk expert, in view of his proven experience in risk and compliance leadership and management positions.

For further information on this matter, please see the document contained in Annex IV of this Proposal, prepared under Section 7 of the Reference Form and RCVM 81/22.

(4) If the Company’s Fiscal Council is established, to set the number of members comprising the Fiscal Council and resolve on the election of such members.

As provided for in Article 24 of the Company’s Bylaws, the Fiscal Council does not work permanently and is established only upon request of the shareholders, according to the applicable legislation. Once established, the Fiscal Council is composed of three (3) to five (5) effective members and an equal number of alternates.

As per the communication sent to the Company by Dynamo on March 13, 2024, as trustee of investment funds holding outstanding shares issued by the Company, Messrs. Eraldo Soares Peçanha and Kurt Janos Toth, respectively, as candidates to effective and alternate members, to

Exhibit 99.2
participate in the separate election of the Fiscal Council, pursuant to Article 161, §4 of the Brazilian Corporation Law.

In view of the appointment by the foregoing minority shareholder, if the Fiscal Council is established, the Management supports that the Fiscal Council is composed of three (3) effective members and an equal number of alternates, and supports the election of Messrs. Luiz Augusto Marques Paes and Rubens Barletta, as effective members, whose respective alternates shall be Messrs. Luciano Douglas Colauto and Roberto Figueiredo Mello, all appointed by the Company’s controlling shareholders.

The term of office of the Fiscal Council members elected at the AGM shall be effective until the annual general meeting that resolves on the financial statements regarding the year ending on December 31, 2024.

For further information on this matter, please see the document contained in Annex IV of this Proposal, prepared under Section 7 of the Reference Form and RCVM 81/22.

(5) To set the overall annual compensation of the management and Fiscal Council, if established, of the Company.

It is proposed to the Company’s Shareholders at the AGM, under article 152 of the Brazilian Corporation Law, the approval of the global annual amount of up to two hundred and seven million, two hundred and forty-five thousand, one hundred and seventy-two reais and sixty-seven cents (BRL 207,245,172.67) as Management’s compensation (Board of Directors (including activities as member of the Board of Directors and as member of the Advisory Committees, as the case may be) and Statutory Board of Officers) and members of the Fiscal Council of the Company, if established, in compliance with the current legislation and the Company’s Bylaws.

The proposed amount includes: (a) up to approximately twenty million, three hundred twenty-eight thousand, forty reais and twenty-one cents (BRL 20,328,040.21) fixed and variable fees of the members of the Board of Directors; (b) up to one hundred eighty-five million, seven hundred and eighty-one thousand, six hundred and ninety-one reais and five cents (BRL 185,781,691.05) corresponding to the fixed and variable compensation of the Statutory Board members; (c) one million, one hundred and thirty-five thousand, four hundred and forty-one reais and forty-one cents (BRL 1,135,441.41) corresponding to the fees of the Fiscal Council. The corresponding amounts (i) include benefits of any kind, and (ii) exclude taxes and charges borne by the Company, levied on the compensation, as directed in the Official Letter.

Regarding the taxes and charges accrued on the compensation, the total compensation is estimated to reach up to two hundred and fifteen million, seven hundred and five thousand, four hundred and fifty-nine reais and forty-four cents (BRL 215,705,459.44), therefore, including a compensation with the tax charges of: (a) up to approximately twenty-three million, two hundred seventy-eight thousand, two hundred thirteen reais and one cent (BRL 23,278,213.01)

Exhibit 99.2
corresponding to the fees of the Board of Directors members and participation in Committees by the Board of Directors members; (b) up to approximately one hundred ninety-one million, sixty-four thousand, seven hundred sixteen reais and seventy-three cents (BRL 191,064,716.73) corresponding to the fixed and variable compensation of the Statutory Board members; and (c) up to approximately one million, three hundred sixty-two thousand, five hundred and twenty-nine reais and seventy cents (BRL 1,362,529.70) corresponding to the fees of the Fiscal Council.

The variable compensation to which the Company’s Management may be entitled corresponds, regarding the Board of Directors, to the long-term incentive plan as Performance Shares and, regarding to the Statutory Board, to the short-term incentive as reward for achieving goals that support the Company's short-term strategy and long-term incentives which, through the mechanisms of Phantom Shares, SAR (Share Appreciation Rights) and Performance Shares, rewards the executives for the achievement of results that support the medium- and long term strategic purposes of the Company, through the appreciation of its shares. Both parts of the variable compensation are designed to align the executives with the shareholders’ purposes and the Company’s sustainability.

The Company’s variable compensation with respect to the SAR Plan covers only settlement of the programs opened in 2024, having in mind that the Company’s management has discontinued the use of this instrument and started to use, as a share-based short-term incentive, the following plans: Performance Share Plan and Phantom Share Plan, as per the documents attached to this Proposal.

Both the fixed and variable compensation of the Company’s management are established pursuant to the market standards, through research conducted by renowned consulting companies specialized in the subject, and are detailed in Annex VI of this Proposal, under Section 8 of the Reference Form and RCVM 81/22. Therefore, payment of the variable compensation is subject and proportional to the partial or full achievement of pre-established goals, and may also not be due in the event the concerned goals have not been achieved.

The compensation of the Company’s management aims at matching the alignment of managers with the shareholders’ purposes and strategy and sustainability of the Company while seeking to adjust such executives and retain and reward high performance professionals, with proper skills and market experience, and encouraging a meritocratic culture. For that, it seeks to equate the managers’ responsibilities, time spent on their duties, the expertise, professional reputation and value of their services in the market with the fees proposed and analyzed by the Compensation Committee.

It should be highlighted that the annual global amount proposed above refers to an estimate of the aggregate maximum funds that may be spent by the Company with the compensation of its managers (including portions of compensation and eventual benefits) in the period comprised between January and December 2024, in line with the period covered by the Reference Form (fiscal year) referred to in RCVM 81/22.

Exhibit 99.2

As an estimate, even if based on criteria, shares value projections and values known at the time of its assessment (e.g., fixed compensation value), such proposed annual global amount is subject to unforeseeable circumstances or not yet definitive on the date of its approval, mainly as a result of the following events: (i) appreciation (or depreciation) of the quotation of shares issued by the Company, impacting the share-based compensation portion; and (ii) possible dismissal of members of the statutory board with the corresponding payment of severance resulting from the dismissals.

Therefore, the Company had in the 2023 fiscal year a global expense with the Management’s compensation (Board of Directors and Board of Officers) and with the members of the Fiscal Council in the amount, net of taxes, of one hundred and eight million, eight hundred and seventy-nine thousand, eight hundred and five reais and thirty-five cents) (BRL 108,879,805.35) versus the global amount, net of taxes, of one hundred and thirty-nine million, five hundred and thirty-nine thousand, one hundred and ninety-two reais and fifty cents (BRL 139,539,192.50) approved at the 2023 Annual General Meeting for such year, therefore representing thirty million, six hundred and fifty-nine thousand, three hundred and eighty-seven reais and fifteen cents (BRL 30,659,387.15) less than originally approved.

With respect to the 2024 fiscal year, the Company clarifies that the proposed increase of the global annual amount of the Company’s Management in comparison to that performed and that proposed for the 2023 fiscal year is mostly attributed to non-recurrent expenses due to the change of the Company’s management, as the Material Fact disclosed on February 28, 2024. Such amount includes fees resulting from the increase of the number of statutory officers of the Company in part of the year 2024, as well as bonuses resulting from said change in the management’s composition. The other elements contributing to the increase of compensation refer to ordinary factors, such as the adjustment of the statutory officers’ salaries and of the fees of the board of directors, variation of the share price, and the increase of the number of grants of the long-term incentive plans.

For further information on this matter, please see the document contained in Annex V of this Proposal, under Section 8 of the Reference Form, and RCVM 81/22.

(6) Resolve on the approval of the Company’s Performance Share Plan;

The Performance Share Plan is one of the long-term compensation instruments adopted by the Company with the purpose of granting the Company’s manager with the opportunity to acquire shares issued by the Company to consequently (i) align their interests to the Company’s and its shareholders’ interests; (ii) attract them, reward them, retain them and encourage them to conduct the Company’s business in a sustainable manner, within the appropriate risk limits and aligned with the shareholders’ interests; and (iii) grant them with a financial incentive.

Exhibit 99.2
In order to proceed with such purposes, the Company’s management proposes the improvement of its modeling through the approval of a new Performance Share Plan of the Company (“Performance Share Plan”) at a General Meeting.

Members of the Board of Directors and Statutory and Non-Statutory Board of Officers and other key employees of the company may be appointed as beneficiaries of the Performance Share Plan, liable to be selected by the People Committee or the Appointment and Compensation Committee and approval by the Board of Directors to participate in said Plan.

Based on the Appointment and Compensation Committee’s and People Committee’s recommendation and on the] proposal approved by the Company’s Board of Directors at a meeting held on March 22, 2024, the Company’s management recommends to the shareholders the approval of the Performance Share Plan, since it will enable the Company to stimulate the commitment of its management and align incentives to the Company’s best interests.

The draft Performance Share Plan in attached to this proposal as Annex VI, also containing the information indicated in Annex B of RCV 81/22, under article 14 of RCVM 81/22.

(7) Resolve on the approval of the Company’s Phantom Share Plan;

The Phantom Share Plan is one of the long-term compensation instruments adopted by the Company with the purpose of granting its main executives and key members among its employees with the opportunity to have the profitability of the gains related to the Company’s value generation to consequently (i) align their interests to the Company’s and its shareholders’ interests; (ii) attract them, reward them, retain them and encourage them to conduct the Company’s business in a sustainable manner, within the appropriate risk limits and aligned with the shareholders’ interests; and (iii) grant them with a financial incentive.

In order to proceed with such purposes, the Company’s management proposes the improvement of its modeling through the approval of a new Phantom Share Plan of the Company (“Phantom Share Plan”) at a General Meeting.

Members of the Board of Directors and Statutory and Non-Statutory Board of Officers and other key employees of the company may be appointed as beneficiaries of the Phantom Share Plan, liable to be selected by the People Committee or the Appointment and Compensation Committee and approval by the Board of Directors to participate in said Plan.

The Phantom Share Plan does to assign shares issued by the Company or any property or political rights on such shares, nor other privileges inherent to the shareholder status, granting only an incentive to be settled in cash, in compliance with its terms and conditions.

Based on the People Committee’s and Appointment and Compensation Committee’s recommendation and on the] proposal approved by the Company’s Board of Directors at a meeting held on March 22, 2024, the Company’s management recommends to the shareholders

Exhibit 99.2
the approval of the Phantom Share Plan, since it will enable the Company to stimulate the commitment of its management and align incentives to the Company’s best interests.

The draft Phantom Share Plan in attached to this proposal as Annex VII, also containing the information indicated in Annex B of RCV 81/22, under article 14 of RCVM 81/22.

(8) Resolve on the increase of share capital upon capitalization of part of the Company’s Capital Increase Reserve balance;

If the allocation of profits as proposed by the Company’s Management in item 2 above is approved, part of the balance of the Capital Increase Reserve, in the amount of ten billion reais (BRL 10,000,000,000.00) must be applied to a share capital increase under article 199 of the Brazilian Corporation Law, since after the applicable allocations, the profit reserve balance limit will be exceeded under article 199 of the Brazilian Corporation Law, and the limits established for a Statutory Capital Increase Reserve (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) have been exceeded, pursuant to letter “d” of Article 26 of the Bylaws.

In this regard, the Management proposes for approval an increase in the Company’s share capital, without issuance of new shares, under article 169, § 1 of the Brazilian Corporation Law, in the amount of ten billion reais (BRL 10,000,000,000.00), going from nine billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common, registered, book-entry shares with no par value, to nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common, registered, book-entry shares with no par value, to paid in upon capitalization of the balance of the Capital Increase Reserve.

Further information regarding the share capital increase is attached to this proposal as Annex VIII, containing the information required under article 15 of Annex C of RCVM 81/22.

(9) Resolve the restatement of the Company's Bylaws, to reflect the amendment of its Article 5 subject to the resolution described in item 8 above.

Considering the cancellation of twenty million (20,000,000) common shares held in treasury, approved at the Board of Directors’ meeting held on January 26, 2024 (“Cancellation of Shares”), and if the resolution described in item 8 above is approved, the Company’s Management proposes the approval of the restated version of the Company’s Bylaws, in order to reflect the amendment of its Article 5 to reflect the share capital increase object of the resolution described in item 8 above and the number of shares into which the Company’s capital is divided due to the Cancellation of Shares.

Exhibit 99.2

The Bylaws’ restated version is attached to this proposal as Annex IX, under article 12 of RCVM 81/22.

Additional Information and Where to Find It

The documents provided in the Brazilian Corporation Law and RCVM 81/22 were submitted to CVM on the date hereof, through the Periodic Information System (IPE) and are available to shareholders at the Company's head office, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Reinforcing its commitment to sustainability, Suzano informs that on March 15, 2024, it made available at the Company’s Sustainability Center and on its institutional website the main indicators, policies and positions regarding the sustainability topic. The Company also annually discloses its non-financial information based on internationally recognized reporting frameworks and regulations, such as CVM Resolution No. 59, dated December 22, 2021, the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), and Global Reporting Initiative (GRI). In 2024, the Company continues seeking to serve the interests of directing votes a Meetings by publishing such information before delivery of the Management Proposal to the Annual and Extraordinary General Meetings. The Sustainability Center and the Sustainability Report, with data corresponding to the 2023 performance, can be accessed through the links: http://centraldesustentabilidade.suzano.com.br/ and https://www.suzano.com.br/sustentabilidade/relatorios-de-sustentabilidade.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer

Exhibit 99.2

II.    Officers’ Comments (Section 2 – RCVM 80/22)

2.1    General financial and equity conditions

The Company’s annual consolidated information, which are presented in the entire item 2 of the Reference Form, has been prepared according to the standards of the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC), and is in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company’s unaudited consolidated interim accounting information, which is also presented in the entire item 2 of the Reference From, has been prepared according to IAS 34 - Interim Statements, issued by IASB, and the accounting practices adopted in Brazil for interim statements (Technical Pronouncement - CPC 21 - “Interim Financial Information”). The data contained in this document have been obtained from the financial information made available to CVM. The Company also informs that the information contained in section 2 of the Reference From has been prepared in millions of reais and the balances may differ due to rounding used to keep the consistency of the document.

a)general financial and equity conditions

The Board of Officers understands that the Company has financial and equity conditions sufficient to perform its short- and mid-term obligations. The Company has been focusing its efforts on the search of facilities with longer terms and more competitive costs.

In the years ended on 31 December, 2023, and December 31, 2022, the Company recorded, respectively, a net profit of BRL 14,106.4 million and a net profit of BRL 23,394.9 million. The changes in the Company’s income in 2023 are mostly due to the reduction in the operating income of BRL 10,006.5 million, by virtue of the lower net price in all business units in real and dollar during the year.

The Adjusted EBITDA in the twelve-month period ended on December 31, 2023 was BRL 18,273.0 million, while in the twelve-month period ended on December 31, 2022, it was BRL 28,194.9 million. The cash generation measured by EBITDA in the twelve-month period ended on 31 December, 2023 mainly reflects: (a) the lower average net price of cellulose in dollar; (b) the depreciation of the average USD against the BRL.

The Company’s net equity in the year ended on December 31, 2023 was BRL 44,810.3 million, and on December 31, 2022 it was BRL 33,166.4 million. The variation occurred most of all due to the net profit of the year of BRL 14,106.4 million.

On December 31, 2023, the Company had a cash and cash equivalents position and financial investments of BRL 21,613.2 million, and on December 31, 2022 it was BRL 17,471.7 million. On December 31, 2023, the consolidated net debt was a total of BRL 55,559.5 million, and on December 31, 2022, was BRL 57,102.9 million.

Throughout 2023, the Company increased its net debt in USD by 5%, ending the year with a leverage of 3.1x in dollar, measured by the net debt/adjusted EBITDA of the last twelve months. On December 31, 2022, the ratio was 2.0x in dollar. The increase of net debt in dollar is mostly explained by the impact of the exchange variation on the debt balance and cash in BRL, as well as the cash outflows for the CAPEX.

The Adjusted EBITDA, in turn, was calculated taking into account Earnings Before Interests, Taxes, Depreciation and Amortization, minus the adjustments of non-recurrent items, as detailed in item 2.5 of the Reference Form.

b)capital structure

The percentage of capital composed by shareholders’ equity (Shareholders’ Equity divided by the Total Liabilities) was 31.2% on December 31, 2023, and 24.9% on December 31, 2022.

Exhibit 99.2

The percentage of capital composed by debt equity (Creditors’ Equity divided by the Total Liabilities) was 68.8% on December 31, 2023, 87.2%, and 75.1% on December 31, 2022.

A redemption of shares is not provided for in the Company’s Bylaws.

Historically, the Company funds its operations from a combination of resources arising from: (i) its operating activities; (ii) investments from its shareholders; and (iii) loans and financing contracted with the financial market.

	Consolidated (amounts expressed in millions of reais) As of December 31,
	2023	AV-% (1)	2022	AV-% (1)
Debt capital (current and non-current liabilities) (2)	98,782.7	68.8%	100,031.6	75.1%
Equity capital (shareholders’ equity)	44,810.3	31.2%	33,166.3	24.9%
Total equity (debt + equity)	143,593.0	100%	133,197.9	100%

Vertical analysis (1)
	-		-
Includes balance of liabilities related to non-current assets kept for sale (2)

c)payment capacity in relation to the financial commitments undertaken

The Company’s fund raising and cash management policy is driven by the concept of “liquidity horizon”, that provides the time frame during which the resources available in cash plus the operating cash generation and funds arising from financing contracted and undisbursed, estimated in unfavorable market conditions, are capable of bearing the payment of all obligations contracted for the period, including all amortizations of principal and interests of financing in the short term. The available cash balance as of December 31, 2023 is capable of supporting the next three years of long-term debt, as shown in the amortization chart in item 2.1(f) below. For maturities above these periods, we must consider an estimate of operating cash generation.

Based on the above, the Executive Board is committed to maintaining the Company’s economic-financial balance, and for this, it relies on existing resources, operating cash generation, access to capital markets and financing at competitive costs, in addition to several alternatives analyzed by the Company whenever necessary. The Company’s officers believe that the operating cash flow, added to cash and cash equivalents, are sufficient to meet the financial commitments contracted.

In the fiscal year ended December 31, 2023, and in the fiscal year ended December 31, 2022, the Company fully complied with its commitments.

d)sources of financing for working capital and investments in non-current assets used

The Company raises funds, when necessary, through financial contracts, which are used to finance the Company’s working capital needs and short- and medium-term investments, as well as to maintain cash and cash equivalents at a level that the Company believes to be appropriate for the performance of its activities. The Company’s financing and loans are detailed in item “2.1.f.” below.

Working capital financing, as shown in the Financing and Loans table below, was carried out via export financing operations, which allow the matching of the flows of export receipts with the flows of payments of these financings, bringing as an additional advantage the protection of

Exhibit 99.2
export receivables against exchange rate risk, and through forfaiting operations and letter of credit discounts, where appropriate.

For project financing, the Company contracted loans from development banks and other project-oriented financing institutions that offer competitive conditions, including principal and interest payment terms compatible with the flows of returns from the projects, in order to avoid its implementation puts pressure on the Company’s capacity to pay.

The Company also used, as financing alternatives, the issuance of senior notes (bonds) from years prior to 2023, such as the placement of debt securities in the international market, and debentures, as the placement of debt securities in the domestic market.

e)sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company has a high level of liquidity and consistent internal cash generation, which, together with access to the capital markets, as indicated in items “2. 1.a.” and “2.1.b.”, are sufficient to satisfactorily equate its short- and medium-term commitments. If there are any mismatches between cash and amounts maturing in the short term, the Company may contract new credit facilities for working capital and investments, and these facilities will be treated on a case-by-case basis. The sources of financing used by the Company for working capital and for short- and long-term investments are indicated in items “2.1.d” and “2.1.f”.

f)Indebtedness levels and the characteristics of such debts

(i)relevant loan and financing agreements

The Company’s consolidated financing and loans as of December 31, 2023, and in the fiscal year ended on December 31, 2022, had the following sources (in thousands of Reais):

LOANS AND FINANCING

Exhibit 99.2

				Consolidated
	Index	Average Annual Interest rate on 12/31/2023	Maturity	12/31/2023	12/31/2022

Fixed Assets:

BNDES – Finem (a)(b)(c)	Fixed rate/TJLP/ TLP/SELIC	12.80%	2024 to 2043	4,356,575	3,037,238
BNDES – Finem (b)	Currency basket/ USD	-		-	11,207
Financial lease-purchase agreement USD	USD/SOFR	3.15%	2027 to 2028	282,123	139,972
Financial lease-purchase agreement BRL	BRL/CDI	12.25%	2028	88,272
				4,726,970	3,188,417
Working capital:

Export financing USD (f)	USD/SOFR	5.77%	2024 to 2029	17,178,143	16,935,220
Export financing BRL (g)	BRL/Fixed rate	8.35%	2024	791,306	1,393,507
Certificate of Agribusiness receivables	CDI/IPCA	-		-	1,829,966
Senior Notes (e)	USD/Fixed rate	4.99%	2025 to 2047	40,964,373	44,125,345
Rural Producer Credit (h)	CDI	10.42%	2030	2,203,123	1,641,350
Debentures (d)	CDI/IPCA	11.70%	2025 to 2038	8,428,743	5,454,806
IFC – International Finance Corporation (i)	USD/SOFR	5.48%	2029 to 2030	2,872,130	-
Others (j)			2027 to 2034	7,905	5,980
				72,445,723	71,386,174

				77,172,693	74,574,591

Current portion (includes interest payable)				1,232,810	3,335,031

Non-current portion				75,939,883	71,239,560

a)If the Long-Term Interest Rate (“TJLP”) exceeds 6% per annum, the excess portion is included within the principal and subject to interest. Transactions subject to the Long-Term Rate (“TLP”) are composed of the IPCA and a fixed interest rate from Banco Nacional de Desenvolvimento Social (BNDES).

b)Loans and financing are secured, depending on the contract, by (i) factory mortgages; rural properties; (iii) chattel mortgage of the asset being financed; (iv) shareholder guarantee; and (v) bank guarantee.

c)On June 27, 2023, the Company raised with BNDES the amount of BRL 500,000 indexed by the Long-Term Interest Rate (“TLP”) plus fixed interest of 1.65% p.a., with seven (7) years of grace period of principal, and maturity in December 2037. These funds were intended to forest projects. On October 20, 2023, the Company raised with BNDES the amount of BRL 539,000 indexed by the TLP plus fixed interest of 1.65% p.a., with seven (7) years of grace period of principal, and maturity in December 2037. These funds were intended to forest projects. On October 30, 2023, the Company raised with BNDES the amount of BRL 100,000 indexed by the TLP plus fixed interest of 1.75% p.a., with one (1) year of grace period of principal, and maturity in October 2042. These funds were intended to industrial projects. On December 28, 2023, the Company raised with BNDES the amount of BRL 100,000 indexed by the TLP plus fixed interest of 1.75% p.a., with two (2) years of grace period of principal, and maturity in October 2043. These funds were intended to industrial projects.

d)On June 29, 2018, the Company carried out the 6th issue of debentures not convertible into shares, of the unsecured type, in the amount of BRL 4,681,100,000.00, with interest corresponding to 112.50% of the DI rate, with the payment of the unit par value

Exhibit 99.2
occurring in two installments, the first due on June 30, 2025 and the second on June 29, 2026. On September 15, 2019, the Company carried out the 8th issue of debentures non-convertible into shares, of the unsecured type, in the amount of BRL 750,000,000.00, with compensatory interest corresponding to 100% of the DI rate plus 1.20%, with semi-annual payments, and payment of the unit face value in a single installment due on September 15, 2028. On June 29, 2023, the Company raised simple debentures, not convertible into shares, unsecured, in two series, which were subject to public offering for distribution in the total amount of BRL 1,000,000.00. The debenture is composed of two parts: (i) an amount of BRL 500,000.00 at IPCA cost + 6.0188% p.a. and a total term of seven years, with a single maturity on June 15, 2030; and (ii) an amount of BRL 500,000.00 at IPCA cost + 6.2477% p.a. and a total term of ten years, with a single maturity on July 15, 2033. On September 18, 2023, the Company raised simple debentures, not convertible into shares, unsecured, in a single series, which were subject to public offering for distribution in the total amount of BRL 2,000,000.00, with a rate corresponding to IPCA + 6.1889% p.a. with a 15-year term, maturing on September 15, 2038.

e)In March 2017, Suzano Austria issued Senior Notes in the amount of USD 300 million due on March 16, 2047, with semi-annual interest payments of 7.00% per annum and a final return to investors of 7.38% per annum. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of USD 456 million and, through Suzano Austria, reopened the issues of Senior Notes in the amounts of (i) USD 200 million, maturing on July 14, 2026, and interest corresponding to 4.62% per annum, to be paid semi-annually, in the months of January and July, and (ii) USD 200 million maturing on March 16, 2047, with interest corresponding to 6.30% per annum, to be paid semi-annually in March and September. In September 2018, there was a new issue of Senior Notes, in the amount of USD 1.0 billion, with interest of 6.00% per annum and due in 2029. In November 2018, Suzano Austria reopened the issue of Senior Notes due on March 16, 2047 in the amount of USD 500 million, with interest corresponding to 6.85% per annum, to be paid semi-annually in March and September. In February 2019, Suzano Austria reopened the September 2018 issue, with a fixed interest rate of 6.00% p.a. in the amount of USD 750 million, maturing in 2029. In May 2019, Suzano Austria reopened the March 2017 issuance in the amount of USD 250 million due in 2047 and payment of semiannual interest of 7.00% per annum and issued Senior Notes in the amount of USD 1 billion due in January 2030, semi-annual payment of interest of 5.00% per annum. In September 2020, Suzano Austria issued Global Notes in the amount of USD 750 million due in 2031 and paying interest of 3.75% per annum from January 15, 2021, and 4.00% per annum from July 16, 2026. In November 2020, Suzano Austria reopened the Global Notes due in 2031, issued two months earlier, in the amount of USD 500 million and with the same contractual conditions described above. On July 1, 2021, Suzano Austria issued Senior Notes in the amount of USD1 billion due January 15, 2032, with semi-annual interest payments of 3.125% per annum and a final return to investors of 3.280% per annum. On September 8, 2021, Suzano Austria issued Senior Notes in the amount of USD 500 million maturing on September 15, 2028, with semi-annual interest payments of 2.50% per annum and a final return to investors of 2.70% per annum.

f)In June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, contracted a syndicated loan in the amount of USD 750 million with quarterly interest payments and principal amortization between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH, and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of USD 850 million, with quarterly interest payments due in February 2026. On February 10, 2021, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan linked to sustainability, in the amount of USD 1,570 million, with quarterly interest payments and principal amortization between March 2015 and March 2027.

g)In February 2019, the Company entered into an export pre-payment agreement in the amount of BRL 738.8 million with pre-fixed annual interest payment of 8.35% p.a. and amortization of the principal in February 2024.

Exhibit 99.2
h)On August 9, 2023, the Company settled in advance a rural credit note and two export credit notes with Banco Safra, in the total amount of BRL 1,616,500 (principal and interests), as part of the debt rollover strategy. The original maturity of the debts were June and August 2026, and the rates were CDI + 0.99% p.a. and CDI + 1.03% p.a. On the same date, the Company raised from Banco Safra a rural credit note in the amount of BRL 2,000,000 with a post-fixed rate on CDI + 1.25% p.a., with final maturity in August 2030.

i)On December 22, 2022, the Company completed the contracting of a new credit facility (“A&B Loan”), which will be financed by IFC and a syndication of commercial banks, in a total amount of USD 600,000 (equivalent to BRL 2,891,520). The financing is composed of the following parts: (i) “A-loan” in the amount of USD 250,000 (equivalent to BRL 1,204,800) with IFC’s own funds, at the cost of Term SOFR + 1.80% p.a. and a total term of eight years, with grace period of principal of six years; and (ii) “B Loan”, a syndicated loan in the amount of USD 350,000 (equivalent to BRL 1,686,720) at the cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a grace period of principal of five years. This credit facility was used in full by June 30, 2023. The loan transaction has sustainability performance indicators (KPIs) associated with goals of (a) reduction of greenhouse gas (GHG) emissions intensity; and (b) increased representation of women occupying leadership positions in the Company. The funds will be allocated to Projeto Cerrado. On December 14, 2023, the Company completed the contracting of an additional amount referred to as “B-Loan Tranche 2”, a syndicated loan in the amount of USD 195,000 (equivalent to BRL 953,784) at the cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a grace period of principal of six years. As of December 31, 2023, the amount had not yet been withdrawn.

j)It considers interest balance regarding the balances of loans not withdrawn and other affiliates’ debts.

Other Financial Agreements

In 2018, the Company contracted trading notes of swap transactions with Banco Bradesco S.A., with a volume of BRL 3.7 billion, with interests of 5.67% p.a. and 5.70 p.a. (in USD) maturing in June 2026. In September 2023, it contracted with the bank BRL 250 million in swaps with interests of 107,48 of the CDI maturing in September 2038. In October 2023, it contracted with the bank a swap with a volume of BRL 387 million with SOFR+2.61% interests and maturity in June 2026.

In August 2018, February 2020 and February 2021, the Company signed with Banco Credit Agricole Brasil S.A. contracts for derivative transactions, in the total volume of BRL 1.4 billion, with interest of 4.075% p.a., 4.069% p.a., 2.488% p.a., 2.35% p.a. (in USD) and maturities in January 2024, February 2026 and March 2027.

In February 2019, the Company entered contracts with Banco J.P. Morgan S.A. for derivative transactions, in the volume of BRL 739 million, with an interest rate of 3.25% (in USD) with maturity in February 2024. Between February and March 2021, it contracted with the bank swaps with a volume of US$ 600 million with 2.5195% and 2.325% interests (in USD) and maturities in March 2027. In August 2023, it contracted with the bank a swap with a volume of US$ 151 million with SOFR+1.63% interests and maturity in January 2029.

In August 2018, the Company entered contracts with Banco Morgan Stanley S.A. for derivative transactions, in the total volume of BRL 650 million, with interest of 4.069% p.a., 4.057 % p.a., 4.066% p.a. and 4.054% p.a. (in USD) and maturity on January 2, 2024. In May 2023, it contracted with the bank US$ 100 million in swaps with interests of 100.87% of the CDI maturing in May 2024.

In 2018 and 2020, the Company signed contracts with Banco Santander (Brasil) S.A. for derivative transactions, in the total volume of USD 300 million, with interest of 1.76% p.a. and 4.07% p.a. (in USD) and maturities in January 2024 and June 2025. In November 2022, swaps were contracted in a volume of BRL 647 million and an interest rate between 83.7% and 84.1% of the CDI, with maturities in November 2034. In April and June 2023, swap transactions were

Exhibit 99.2
contracted in a volume of BRL 1.15 billion and an interest rate between 107.59% and 110.70% of the CDI, with maturities in 2030, 2033, 2037, and 2038.

Between 2018 and 2020, the Company entered contracts with Banco Itaú Unibanco S.A. for derivative transactions, in the total volume of BRL 3.1 billion, bearing interest between 1.76% p.a. and 5.79% p.a. and maturities between February 2023 and June 2025. In June 2023, it contracted with the bank US$ 35 million in swaps with interests of 100.30% of the CDI maturing in June 2024.

In 2018, 2020, and 2022, the Company entered into an agreement with Bank of America for derivative transactions, in the total volume of BRL 590 million, bearing interest of 4.06%, 1.77%, and 2.88% p.a. (in USD) and maturing on January 2024 and June 2025. In 2023, it contracted with the bank swaps with a volume of US$ 159 million with interests between SOFR+2.33% and SOFR+2.69% and maturities in June 2026 and September 2028.
In 2022, the Company entered a contract with Banco XP for derivative transactions, in the total volume of BRL 250 million, with interest of 77.95% of the CDI and maturity in May 2036. In the year 2023, swap transactions were contracted with the bank in a volume of BRL 1.28 billion, with an interest rate between 107.39% and 110.25% of the CDI, with maturities in 2030, 2033, 2037, and 2038.

In March 2020, the Company entered into an agreement with Goldman Sachs for derivative transactions, in the total volume of BRL 150 million, bearing interest of 1.77% p.a. (in USD) maturing in June 2025.

In February 2022, the Company entered into an agreement with Rabobank for derivative transactions, in the total volume of USD 100 million, bearing interest of 2.59% p.a. (in USD) and maturity in February 2026. In October 2023, it contracted with the bank BRL 258 million in swaps with interests of SOFR +2.61% of per year and maturing in June 2026.

In September 2023, the Company entered into contracts with Banco ABC Brasil for derivative transactions, in the total volume of BRL 500 million, with interest of 107.6% and 107.85% of the CDI and maturity in September 2038.

In October 2023, the Company entered into an agreement with Banco do Brasil for derivative transactions, in the total volume of BRL 826 million, bearing interest between 6.78% and 7.48% p.a. (in USD) and maturities in June 2026 and September 2028.

In July 2023, the Company entered into contracts with Banco Votorantim for derivative transactions, in the total volume of BRL 225 million, with interest of 109.18% of the CDI and maturity in June 2030.

Amortizations

The amortization schedule of the financial obligations in effect on 31 December, 2023, as well as the exposure of the Company’s indebtedness by indexers, is presented below:

Exhibit 99.2

Cronograma de Amortização (R$ milhões)	Amortization Schedule (BRL million)
Liquidez	Liquidity
2029 em diante	2029 onwards
Caixa físico	Cash on hand
Dívida	Debt

Exposure by Instruments and Indicators on 31 December, 2023

Exposição por Instrumento	Exposure per Instrument
Outros	Others
Debênture	Debenture
Exposição por Indicador	Exposure per Indicator
Fixa (US$)	Fixed (USD)
¹Considers the portion of debt with swap for fixed rate foreign currency. The exposure in the original debt was: Fixed (USD) – 54%, SOFR – 26%, CDI – 11%, Others (Fixed BRL, IPCA, TJLP, other) – 9%.

(ii)other long-term relationships with financial institutions

Although there are no other debt-related contracts besides the one described above, the Company maintains commercial relations with the main financial agents in the market, aiming at prompt access to credit facilities for eventual demands for working capital and investment financing.

(iii)degree of subordination between debts

As of December 31, 2023 and December 31, 2022, the Company’s indebtedness consisted of secured debts and unsecured debts, with no contractual subordination clause. Thus, in any bankruptcy, the subordination between the obligations recorded in the financial statements will take place in the following order, in accordance with Law No. 11,101, of February 9, 2005, as amended: (i) labor claims; (ii) claims with security interest up to the limit of the value of the encumbered asset; (iii) tax claims; (iv) claims with special privileges as provided for in Law No. 11,101/2005; (v) claims with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured claims; (vii) fines and pecuniary penalties; and (viii) subordinated claims.

Exhibit 99.2
(iv)any restrictions imposed on the Company, in particular with respect to debt limits and the contracting of new debt, the distribution of dividends, the disposal of assets, the issue of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions.

The Company currently has no financial covenants in its financing agreements. In certain financing agreements there are non-financial covenants, including, but not limited to, restrictions on the sale of control. These clauses essentially provide for the maximum level of assignment of receivables, guarantees to third parties and the sale of operating assets, which are also in compliance with.

Below are the relevant loans and financing (above 10% of total gross indebtedness) that have a cross maturity clause:

•9 Bond agreements, in the total amount of BRL 40,964 million in the consolidated balance sheet as of December 31, 2023;

•6 Export Pre-Payment agreements (export agreements), in the total amount of BRL 17,217 million in the consolidated balance sheet as of December 31, 2023.

The above ratio represents approximately 75% of the company’s gross indebtedness reported on December 31, 2023.

Additionally, the Company has financial agreements with BNDES, in which there are certain restrictions and specific obligations, such as (i) prior consent from BNDES for incorporation, spin-off, dissolution, merger, reduction or closing of capital or change in effective direct or indirect control of the Company, or any other corporate restructuring process involving the Company; (ii) inclusion by BNDES in corporate agreements, articles of association, or corporate agreement of a provision that implies a restriction or impairment to the ability to pay the financial obligations assumed by the Company.

The Company, in the normal course of its operations, has complied with all applicable contractual provisions and claims to be in compliance with all obligations assumed in its financial agreements.

k)Limits on contracted financing and percentages already used

On December 31, 2023, there were three agreements in force with balances pending disbursement and with limits on their use. The agreements are listed below:

Financial Agent	Agreement	Financing	Index	Interest Rate (p.a.)	Maturity	Disbursements Made		Available Balance
						Amount	%	Amount	%
ECA	Credit Facility	US$800 million	Fixed	4.63%	11/01/2032	-	-	US$800 million	100%
IFC	Credit Facility	US$195 million	SOFR	SOFR + 1.60%	12/22/2029	-	-	US$195 million	100%
BNDES	Credit Facility	BRL 3 billion	TLP	IPCA + 1.70%	02/15/2040	BRL 2,040 million	68%	BRL 960 million	32%

l)significant changes to income statement and cash flow statement items

Basis of preparation and presentation

(v)Comparative Analysis of Consolidated Earnings

Exhibit 99.2

	Consolidated
	(amounts expressed in millions of reais)
	On December 31 of
	2023	AV-% (1)	2022	AV-% (2)	Variation%
GROSS SALES REVENUE	47,601.0	120%	59,550.4	119.5%	-20.1%
Sale deductions	(7,845.4)	-20%	(9,719.5)	-19.5%	-19.3%
NET REVENUE	39,765.6	100%	49,830.9	100.0%	-20.2%
Cost of sold products	(25,076.7)	-63%	(24,821.3)	-49.8%	1.0%
GROSS PROFIT	14,678.9	37%	25,009.6	50.2%	-41.3%
OPERATING INCOME (EXPENSES)
Sales	(2,596.4)	-7%	(2,483.2)	-5.0%	4.6%
General and administrative	(1,923.2)	-5%	(1,709.8)	-3.4%	12.5%
Equity earning	(19.3)	0%	284.4	0.6%	-106.8%
Other, net	2,076.3	5%	1,121.8	2.3%	85.1%
OPERATING INCOME BEFORE FINANCIAL INCOME	12,216.3	31%	22,222.8	44.6%	-45.0%
FINANCIAL INCOME
Expenses	(4,659.2)	-12%	(4,590.4)	-9.2%	1.5%
Revenues	10,440.1	26%	11,023.1	22.1%	-5.3%
EARNING BEFORE TAX INCOME AND SOCIAL CONTRIBUTION	17,997.2	45%	28,655.5	57.5%	-37.2%
Tax income and social contribution	(3,890.8)	-10%	(5,260.6)	-10.6%	-26.0%
INCOME (LOSS) FOR THE YEAR	14,106.4	35%	23,394.9	46.9%	-39.7%

(1) Representativeness with respect to Net Revenue

Comparative Analysis of Consolidated Earnings – Periods of twelve months ended on December 31, 2023 and 2022

Net Revenue

Suzano’s net revenue for the twelve-month period ended December 31, 2023 was BRL 39,755.6 million, 20% lower than the net revenue registered for the twelve-month period ended December 31, 2022, of BRL 49,830.9 million, a result impacted mainly by the lower net price of pulp during the year. In addition, sales volume also fell by 4% when compared to the same period in the previous year.

The net revenue obtained from pulp sales in the twelve-month period ended December 31, 2023 was in the total amount of BRL 30,677.3 million, 26% lower than the revenue presented for the twelve-month period ended December 31, 2022, which was in the total amount of BRL 41,384.3 million, due to the 21% reduction in the net price in dollars and the drop in sales volume. Pulp revenue represented 83.0% of total revenue for the twelve-month period ended December 31, 2022, compared to 77.2% for the twelve-month period ended December 31, 2023.

The net pulp revenue from exports was BRL 28,533.1 in the twelve-month period ended December 31, 2023, 26% lower than pulp exports in the twelve-month period ended December 31, 2022, which was in the total amount of BRL 38,718.6, due to the 21% reduction in the average net price in dollars and the drop in sales volume (-3%). Net pulp export revenue represented 72% of total net revenue in the twelve-month period ended December 31, 2023.

Exhibit 99.2
The average international net price of pulp in the twelve-month period ended December 31, 2023 decreased by 21%, from US$ 761/ton in the twelve-month period ended December 31, 2022, to US$ 600/ton in 2023. In the domestic market, the average net price of pulp decreased by 11%, from US$ 687/ton in the twelve-month period ended December 31, 2022 to US$ 613/ton in the same period in 2023.

Net revenue from paper sales in the twelve-month period ended December 31, 2023 was in the total amount of BRL 9,078.3 million, 7% higher than in the same period of the previous year due to higher prices. Net revenue from paper represented 17.0% of total revenue in the twelve-month period ended December 31, 2022, compared to 22.8% in the twelve-month period ended December 31, 2023. Net paper export revenue represented 5.9% of total net revenue in the twelve-month period ended December 31, 2023. Net paper revenue in the Brazilian market increased 14.7%, from BRL 5,858.9 million at the end of the twelve-month period ended December 31, 2022 to BRL 6,719.1 million at the end of the twelve-month period ended December 31, 2023, impacted by prices increases and volume reductions.

The average net international price of paper in the twelve-month period ended December 31, 2023 was US$ 1,284/ton, 9% lower than the price in the same period in 2022. In the domestic market, the registered average net price was BRL 7,276/ton in the twelve-month period ended December 31, 2023, 18%¨higher than the price of the same period in 2022.

Cost of Sold Products ("CPV")

The cost of sold products for the twelve-month period ended December 31, 2023 was in the total amount of BRL 25,076.7 million, 1% higher than the twelve-month period ended December 31, 2022, of BRL 24,821.3 million. CPV was positively impacted by lower commodity costs (especially Brent and caustic soda), lower volumes sold and the devaluation of the average BRL against the USD, offset by higher wood and fixed costs, as well as scheduled maintenance stoppages (higher number of stoppages and inflation for the period) and higher depreciation, amortization, and depletion costs.

Gross Profit

Due to the reasons explained above, gross profit for the twelve-month period ended December 31, 2023 was BRL 14,678.9 million, 41% lower than the gross profit for the same period in 2022, of BRL 25,009.7 million. Suzano’s gross margin decreased from 50.2% in the twelve-month period ended December 31, 2022, to 36.9% in the same period in 2023, mainly due to the reduction in the pulp sales price, as explained above.

Sales and Administrative Expenses

Suzano’s sales expenses were in the total amount of BRL 2,596.4 million in the twelve-month period ended December 31, 2023, 5% higher than the amount registered in the same period of 2022, of BRL 2,483.2 million. This increase is mainly due to the merger of Kimberly Clark’s tissue business in Brazil.

Suzano’s general and administrative expenses were in the total amount of BRL 1,923.2 million in the twelve-month period ended December 31, 2023, 12% higher than the amount registered in the same period of 2022, of BRL 1,709.8 million. The variation can be explained mainly by the increase in personnel expenses.

Result of affiliates and joint ventures

The result of controlled companies and joint ventures showed a loss of BRL 19.4 million in the twelve-month period ended December 31, 2023. Compared to the same period ended December 31, 2022, which obtained a profit of BRL 284.4 million, the reduction was due to the lower equity earnings in 2023. In addition, in 2022, there was the realization of the exchange rate variation of the investment abroad of Suzano Trading Ltd., a company incorporated on September 30, 2022.

Exhibit 99.2
Other Operating Expenses/Revenues

Suzano’s other net operating expenses/revenues were in the total amount of BRL 2,076.4 million in revenue in the twelve-month period ended December 31, 2023, compared to revenue of BRL 1,121.7 million in the same period of 2022. The positive variation refers mainly to the adjustment of the fair value of the biological asset, mainly to the higher adjustment resulting from the adjustment of the fair value of the biological asset, positive variation in the item “Depreciation, amortization and other PPA realizations”, partially offset mainly by the lower result on the sale and write-off of assets.

Operating Profit

The operating profit decreased 45%, from BRL 22,222.8 million at the end of the twelve-month period ended December 31, 2022 to BRL 12,216.3 million at the end of the twelve-month period ended December 31, 2023. This is due to the facts mentioned above. The operating margin showed a result of 30.7% at the end of the twelve-month period ended December 31, 2023, a reduction compared to the margin of 44.6% at the end of the same period ended December 31, 2022.

Net Financial Income

The net financial income was positive at BRL 5,780.9 million at the end of the twelve-month period ended December 31, 2023, representing a 10% reduction compared to the positive result of BRL 6,432.8 for the same period at the end of December 31, 2022. This drop was largely due to a decrease of BRL 1,234.9 million in the earning from derivatives, as well as the negative impact of the exchange rate and monetary variation of BRL 206.9 million, despite the positive variation of BRL 789,8 million in net financial expenses.

Profit before Income Tax (LAIR)

Profit before income tax decreased 37%, from BRL 28,655.6 million in the twelve-month period on December 31, 2022 to BRL 17,997.2 million in the same period on December 31, 2023. This result was impacted by the factors mentioned above.

Tax income and social contribution on profit

Suzano’s income tax and social contribution in the twelve-month period ended December 31, 2023 was a debit of BRL 3,890.8 million, compared to a debit of BRL 5,260.7 million in the same period of 2022. The reduction is due to the lower profit before income tax because of the lower operating income in the period.

Net Profit (Loss)

Due to the above reasons, Suzano registered a net income of BRL 14,106.4 million in the twelve-month period ended December 31, 2023, compared to a net income of BRL 23,394.9 million registered in the same period of the previous year.

Comparative Consolidated Cash Flow Analysis

	Consolidated
	(amounts expressed in millions of reais)
	On December 31
	2023	2022
Cash generated by operating activities	17,315.5	21,640.6
Cash invested in investment activities	(26,035.3)	(17,015.7)
Cash (invested) generated in financing activities	7,798.8	(8,107.2)
Effects of exchange rate variations on cash and cash equivalents	(239.1)	(602.5)
Increase/Decrease of cash and cash equivalents	(1,160.1)	(4,084.8)

Exhibit 99.2

Comparative Cash Flow Statements Analysis – fiscal years ending December 31, 2023 and 2022.

Operating Activities

Operating activities generated net cash of BRL 17,315.5 million in the fiscal year ending 2023. This generation is mainly associated with a net profit of BRL 14,106.4 million, with the effect of exchange and monetary variations of BRL 3,087.7 million, which significantly influenced loans, financing and debentures, gains on derivatives, net of BRL 5,526.7 million and a decrease in deferred income tax and social contribution of BRL 3,495.4 million, due to the fluctuation in the rate of BRL 5.2177 on December 31, 2022 compared to BRL 4.8413 on December 31, 2023.

Operating activities generated net cash of BRL 21,640.6 million in the fiscal year ending 2022. This generation is mainly associated with a net profit of BRL 23,394.9 million, with the effect of exchange and monetary variations of BRL 3,294.6 million, which significantly influenced loans, financing and debentures, gains on derivatives, net of BRL 6,761.6 million and a decrease in deferred income tax and social contribution of BRL 4,749.8 million, due to the fluctuation in the rate of BRL 5.5805 on December 31, 2021 compared to BRL 5.2177 on December 31, 2022.

Investment Activities

In the 2023 fiscal year, investment activities used net cash of BRL 26,035.3 million. The amount invested is mainly made up of the acquisition of fixed assets in the amount of BRL 11,674.2 million, acquisition of biological assets in the amount of BRL 5,777.9 million, use of BRL 5,296.4 million of net financial investments, payment of the 2nd installment of the acquisition of equity interest (Parkia) in the amount of BRL 1,615.1 million and for the acquisition of tissue business in Brazil in the amount of BRL 1,072.7 million.

In the 2022 fiscal year, investment activities used net cash of BRL 17,015.7 million. The amount invested is mainly made up of the acquisition of fixed assets in the amount of BRL 9,791.2 million, the acquisition of biological assets in the amount of BRL 4,957.4 million and the acquisition of an equity interest (Parkia) in the amount of BRL 2,090.1 million.

Financing Activities

In the 2023 fiscal year, BRL 7,798.9 million of net cash were used in financing activities. The use of cash included BRL 880.9 million in share buybacks, settlements of BRL 4,296.4 million in loans, financing and debentures, and BRL 1,218.4 million in leasing agreements. This effect was offset by the receipt of BRL 3,559.3 million from derivative transactions, and the raising of loans and financing and debentures in the amount of BRL 10,944.8 million, consisting mainly of US$ 600 million (equivalent to BRL 2,891.5 million) from the International Finance Corporation (“IFC”), BRL 1,239.0 million from BNDES and BRL 2,000.0 million from Banco Safra.

In the 2022 fiscal year, BRL 8,107.2 million of net cash were used in financing activities. The cash use included the payment of dividends of BRL 4,150.8 million, BRL 1,904.4 million of share buybacks, settlements in the amounts of BRL 2,517.9 million of loans, financing and debentures, BRL 1,044.1 million of lease agreements. This effect was offset by the receipt of BRL 282.2 million of derivate transactions, and the raising of loans and financing and debentures of BRL 1,335.7 million, consisting mainly of BRL 1,093.0 from BNDES.

Exhibit 99.2
2.2. Officers’ comments on:

a)results of the Company's transactions

The comments by Suzano's Board of Officers corresponding to the analysis (i) of the important revenue components, and (ii) of the main factors that materially affected operating results, which in both cases are: sales level (volume and revenue per product), destination of sales (mix between the national market and different export regions), market share and prices are presented below. Other external factors, over which the Company has little or no control, are discussed in item “2.2.b”.

Pulp Sales

In the fiscal years ended December 31, 2023 and 2022, the Company's pulp sales represented, respectively, 77.2% and 83.0% of its total net operating revenue. The exports volume represented 93.1% and 92.9% of the total sold volume of pulp in these same periods. Export sales volume was 9.5 million tons, and 9.8 million tons in the fiscal years ended December 31, 2023, and 2022, respectively.

Total pulp sales	Fiscal year ended December 31,
	2023	2022

Domestic market sales volume	700	751
Foreign market sales volume	9,515	9,848
Total sales volume	10,215	10,600

Domestic market sales	2,144.2	2,665.7
Foreign market sales	28,533.1	38,718.6
Total net operating revenue	30,677.3	41,384.3

Pulp Sales Destination

The Company's purpose is to sell its production, focusing on profitability. For this purpose, sales allocation prioritizes the most profitable markets and clients, within the margin allowed by the business policy.

Pulp Revenue by Region¹	2023	2022
Europa	28%	31%
Asia	44%	44%
Brazil	7%	6%
North America	19%	17%
South / Central America	2%	1%
1- Data provided annually by the Company.

Still, in line with our business policy, we seek balance in pulp sales to the different paper segments. Highlight for the sanitary paper segment, which in 2023 remained with a significant share in our sales mix, being the main segment covered by Suzano.

Exhibit 99.2

Pulp sales by segment¹	2023	2022
Sanitary paper	64%	63%
Print and write	12%	16%
Specialties	15%	14%
Others	9%	7%
1- Data provided annually by the Company.

Pulp Price

Suzano’s average net sale price of pulp in dollars (domestic and foreign markets) was USD 601/ton in the twelve months ended December 31, 2023, compared to USD 756/ton in the twelve months ended December 31, 2022.

The decrease in the average net sale price of pulp in 2023 vs. 2022 was explained by the international pulp prices behavior. The total average net price of pulp (domestic and foreign market) in Reais was BRL 3,003/ton in 2023, 20% below the price achieved in 2022, because of the of the lower dollar prices in the pulp market.

Paper Sales

In 2023, the domestic paper market decreased by 1% in aggregate demand for the products that Suzano produces and sells compared to 2022, according to data from the Indústria Brasileira de Árvores (Ibá).

The Reduction in demand is explained by the high level of inventories in the chain, especially in the lines of coated paper for the promotional segment and cardboard. In addition, it is important to highlight the changes in consumption patterns driven by growing digitalization, together with the influence of the high comparison base established in 2022. In relation to the uncoated paper lines, which make up the bulk of Suzano’s sales volume, demand turned out to be more resilient, with a smaller reduction.

Even in a more challenging scenario, the Company was successful in delivering solid results, driven in part by progress in the strategy of winning new customers and the expansion of the markets served, by direct sales through “Suzano Mais”, with the opening of new Distribution Centers in Brazil and South America. Finally, the company continues to make progress with our digital transformation initiatives and invest in our innovation portfolio aimed at the packaging and single-use plastic replacement segments.

In 2023, and 2022, the Company's paper sales volume for the foreign market was, respectively, 28.5% and 27.1% of the total paper volume.

In the fiscal years ended 2023 and 2022, the Company's paper sales represented, respectively, 22.8%% and 17.0% of its total net operating revenue.
Paper Sales Destination

The volume sold in the domestic market reached 924 thousand tons in 2023, compared to 951 thousand tons in 2022. Export volumes reached 368 thousand tons in 2023, and 355 thousand tons in 2022.

The breakdown of paper sales revenue by region is shown in the table below:

Exhibit 99.2

Paper Revenue by Region¹	2023	2022
Brazil	74%	69%
South / Central America	16%	20%
North America	5%	7%
Europa	3%	4%
Others	2%	0%
1- Data provided annually by the Company.

Paper Price

The average net paper price (domestic and foreign market) in Reais was BRL 7,030/ton in 2023, compared to BRL 6,467/ton in 2022.

In the domestic market, the average net paper price was BRL 7,275/ton in 2023, compared to BRL 6,159/ton in 2022. The average net price in the external market decreased to USD 1,284/ton in 2023, compared to USD 1,411/ton in 2022.

Printing and Writing Paper

In the fiscal years ended 2023, and 2022, respectively, the Company sold 926.4 and 970.2 thousand tons of printing and writing paper.

In 2023, and 2022, according to the Indústria Brasileira de Árvores (Ibá), the Company held, respectively, shares (i) in the sales of Brazilian Manufacturers to the domestic market, of 46.7% and 46.0%. In Brazilian exports (ii), the Company's share was 40.3%, and 36.5%.

The following tables contain the Company's domestic paper sales and exports, as well as information regarding its shares in such markets for the fiscal years ended December 31, 2023 and 2022.

Total Sales of Printing and Writing Paper	2023	2022
Domestic market sales volume	580	649
Foreign market sales volume	346	321
Total sales volume	926	970
Domestic market sales volume	1,242	1,411
Foreign market sales volume	858	881
Total sales volume	2,100	2,292
% with respect to the domestic market sales	46.7%	46.0%
% with respect to the foreign market sales	40.3%	36.5%
% with respect to total sales	44.1%	42.3%
Volume of sales of Brazilian Manufacturers	1,242	1,411
Volume of imports	135	141
Total volume of Brazilian Market	1,377	1,552
Source: Indústria Brasileira de Árvores (Ibá) and the Company.

Cardboard

In the fiscal years ending in 2023 and 2022, respectively, the Company sold 166.5 and 191.6 thousand tons of cardboard, of which 145.0 and 160.0 thousand tons were sold on the domestic market, while 21.4 and 31.7 thousand tons were exported.

Exhibit 99.2

In this segment, according to the Associação Brasileira de Árvores (Ibá), the company’s share of Brazilian manufacturers’ sales on the domestic market was 24.4% and 25.6% in 2023 and 2022, respectively. In addition, its exports of cardboard will represent 26.8% and 30.7% of the total volume exported by Brazilian producers in 2023 and 2022 respectively.

The following table contains the Company's domestic cardboard sales and exports, as well as information regarding its shares in such markets for the fiscal years ended December 31, 2023, and 2022.

Total Sales of Cardboard	2023	2022
Domestic market sales volume	145	160
Foreign market sales volume	21	32
Total sales volume	166	192
Domestic market sales volume	595	625
Foreign market sales volume	80	103
Total sales volume	675	728
% with respect to the domestic market sales	24.4%	25.6%
% with respect to the foreign market sales	26.8%	30.8%
% with respect to total sales	24.7%	26.3%
Volume of sales of Brazilian Manufacturers	595	625
Volume of imports	123	96
Total volume of Brazilian Market	718	721

Source: Indústria Brasileira de Árvores (Ibá) and the Company.

b)significant variations in revenues attributable to the introduction of new products and services, changes in volumes, changes in prices, exchange rates and inflation

The following are the comments of Suzano’s Board of Directors corresponding to the analysis of the main externals factors, over which the Company has little or no control, which affect the Company’s results.

Volatility of international prices

In the fiscal years ended December 31, 2023 and 2022, the Company's pulp sales represented, respectively, 77% and 83% of its total net operating revenue. The prices of this product are determined by the balance of supply and demand and are therefore beyond the Company’s control. Fluctuations in international prices for this product have had an impact on the Company’s revenue, EBITDA, and operating margins.

Exhibit 99.2
Paper prices, in turn, are determined by supply and demand conditions in the regional markets where they are sold, although they are more stable than pulp prices. Suzano’s revenue from paper sales to Brazil and other South and Central American countries accounted for 90% and 89% of the Company’s total paper revenue, respectively, in the fiscal years ending December 31, 2023 and 2022.

The Company believes that cyclical fluctuations in pulp and paper prices tend to be more mitigated than in the past, mainly due to: (i) the flow of information online, with faster dissemination of news affecting prices; (ii) pandemics, as well as regional or global epidemics, such as COVID-19; and (iii) more efficient producers replacing those with higher marginal costs. However, the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between products; (ii) exchange rate fluctuations among the currencies of pulp and paper importing and exporting countries, such as the Euro, US Dollar, Renminbi and Brazilian Real; and (iii) geopolitical and economic conditions worldwide and in different regions, such as the war in Ukraine and the Israel-Palestine conflict.

Finally, we have long-term sales relationships with most of our pulp and paper customers in the domestic and export markets. These agreements generally provide for the sale of our market pulp at prices announced by us each month. These prices may vary among the different geographical areas where our customers are located. The price agreements under our long-term agreements are generally consistent with the prices of our other sales within the same region and follow the established BEKP price list announced by the world’s leading pulp producers.

Exchange rate change between the Real and the US Dollar, interest rates, inflation, and economic growth

The Company’s transactions and financial condition results, as reported in its financial statements, are significantly affected by changes in the Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rate, and the growth of the Brazilian economy.

Volatility of the Real against the US Dollar

The exchange rate change of the Real against the US Dollar has several effects on the Company’s consolidated financial condition and its consolidated operating income when expressed in Reais, in addition to affecting its revenues, expenses, and consolidated assets expressed in foreign currency.

Export sales revenues and, therefore, the Company’s operating cash generation are directly and immediately affected by the average exchange rate change between the Real and the US Dollar. In the fiscal years ended December 31, 2023, and 2022, net revenue from exports expressed in Dollars represented, respectively, 77.7% and 82.9% of the Company’s net sales revenue. Real depreciation increases such revenues when expressed in Reais, while the appreciation of the Real results in lower export sales revenues. Revenues in the domestic market are indirectly influenced by the exchange rate change, as imported papers, quoted in US Dollars, gain, or lose competitiveness in the domestic market depending on the exchange rate.

The Company’s operating costs and expenses, such as insurance and freight expenses related to exports and costs of chemical products used as raw materials, among others, are also affected by exchange rate changes. Therefore, the depreciation of the Real results in an increase in such costs and expenses, when expressed in Reais, while the appreciation of the Real results in their decrease.

The Company’s consolidated balance sheet accounts indexed in foreign currency, especially short- and long-term loans and financing, cash available abroad, and accounts receivable from external clients are directly and occasionally affected by the exchange rate at the end of each year.

The portion of the Company’s consolidated short- and long-term loans and financing expressed in foreign currency totaled BRL 61,305 million, or approximately 79% of the Company’s gross debt as of Sunday, December 31, 2023. This portion is almost entirely linked to the US Dollar and, therefore, exchange rate changes between the Real and the US Dollar directly affect the Company’s debt and results at each year-end.

Exhibit 99.2

Inflation

The Company’s financial condition and operating results are also affected by inflation. Its costs and expenses, mostly, are incurred in Reais, tending to reflect the inflation effects. There are some exceptions expressed in US Dollars, such as purchases of chemicals used as raw materials.

Interest Rates

Exposure to interest rate changes is primarily due to:

•Changes in the SOFR rate (replacing LIBOR, which was interrupted in July 2023), regarding financing expressed in US Dollars; and

•Changes in the TJLP, TLP, or CDI, regarding financing and investments expressed in Reais.

The interest rate on the Company’s financial investments expressed in Reais is based on the CDI rate. The Company’s financial investments expressed in US dollars are subject to changes in rates referenced to US Treasury bills.

On March 5, 2021, the FCA, the United Kingdom’s financial body, in a public statement, announced that June 30, 2023, would be the date of extinction of all LIBOR rates, including 3-month LIBOR (the period at which the Company’s contracts were subject). The Federal Reserve Board and the Federal Reserve Bank of New York called the Alternative Reference Rates Committee (ARRC), a group of private market participants to help ensure a successful transition from US dollar (USD) LIBOR to a more robust reference rate, with SOFR being recommended. While the adoption of SOFR is voluntary, the imminent discontinuation of LIBOR has made it critical for market participants to consider moving to alternative rates, such as SOFR, and to have an alternative solution for existing contracts whose wording references LIBOR. In this sense, derivative contracts and debt instruments were affected by the change in this rate. As LIBOR’s publication ended in June 2023, the Company adopted SOFR as an alternative rate for contracts previously indexed to LIBOR.

Economy Growth Rate

The Company’s results tend to be directly affected by the level of international and domestic economic growth. Economic growth, expressed in terms of change in the Gross Domestic Product (GDP), mainly influences the demand level for the Company’s products and its growth regarding previous periods. Furthermore, the heating up or reduction in market demand tends to be reflected in the sector’s price levels.

Production Capacity and Volumes

The Company’s results are also affected by its production capacity and volume.

c)Inflation-relevant impacts, the price change of main inputs and products, exchange rate, and interest rate on the issuer’s operating and financial result

As already presented in item “2.2.b”, external factors regarding market price fluctuations, exchange rate change, interest rates, inflation, and economic growth may introduce an unwanted level of volatility on the Company’s cash generation and income.

Therefore, the Company adopts a financial risk management policy to mitigate market volatilities to: (i) protect the Company’s cash flow and equity against fluctuations in market prices of inputs and products, exchange and interest rates, price and correction indexes, or other assets or instruments traded in liquid or non-liquid markets, to which the values of the Company’s assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to protect risk exposure, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding wasting resources by contracting operations inefficiently. The purpose of the financial operations contracted by the Company is to protect existing exposures, prohibiting the assumption of new risks other than those arising from the Company’s operating activities.

Exhibit 99.2

For example, in the case of Real depreciation, generally, two effects are observed: (i) the first, negative and punctual, is related to the updating of the balance sheet net exchange rate exposure (balance of asset and liability accounts expressed in foreign currency including, among others, the balances of gross debt and cash expressed in Dollars, inventories, accounts receivable and payable in foreign currency and the value of positions in currency swaps to hedge the cash flow foreign exchange exposure); and (ii) the second, positive and permanent, concerns the greater operating cash generation resulting from the increase in export revenues expressed in US Dollars.

Thus, the Company’s funding and currency hedging practices are guided by the fact that approximately 80% of the Company’s net revenue comes from exports priced in US Dollars, while most of the production costs are linked to Real. This structural exposure allows the Company to contract export financing in US Dollars and reconcile financing payments with the flow of sales receipts, providing a natural cash hedge for these commitments. Excess revenue in Dollars not linked to debt commitments and other obligations is sold on the foreign exchange market when the funds are transferred.

To protect the excess revenue future flow in Dollars, derivative operations are contracted for hedging purposes through (i) the sale of US Dollars in the futures markets (Non-Deliverable Forward), and/or (ii) positions in instruments consisting of the simultaneous combination of put options purchase and call options sale on US Dollars, with the same principal and maturity value, creating a floor and a ceiling for the dollar exchange rate. These instruments are called Zero Cost Collars. Hedge operations carried out in the futures markets must comply with the limits established in the policy, with a maximum percentage of up to 75%, and a minimum percentage of at least 40% of the foreign currency surplus in a horizon of up to 24 months and, therefore, are matched to the availability of spot exchange in the short term. Specifically, for the Cerrado project, in 2021 a new hedge policy was defined, with a limit to the total amount to be protected of up to USD 1.0 billion for a horizon of up to 36 months, and in 2022, an increase in this limit to USD 1.5 billion was approved. Within the scope of the Cerrado project, the Company adopted the contracting of NDF to protect costs in Euro.

In addition to currency hedge operations, contracts are entered into for swaps from floating interest rates to fixed rates, to reduce the effects of interest rate changes on the value of the debt and swap contracts between different interest rates and adjustment indexes, to mitigate the mismatch between different financial assets and liabilities and contracts to establish part of the exposure to marine fuel (derived from petroleum), to protect logistical costs regarding the contracting of maritime freight.

Exhibit 99.2
2.3. Officers’ comments on:

a)changes in accounting practices that resulted in significant effects on the information provided in fields 2.1 and 2.2

We present below the comments of our Board of Officers regarding significant changes in accounting policies and their impact on the financial statements.

During the year ended Sunday, December 31, 2023, the Company adopted new accounting policies in the preparation of its financial statements regarding item a.1 listed below.

During the year ended Saturday, December 31, 2022, the Company adopted new accounting policies in the preparation of its financial statements regarding item a.2 listed below.

The individual and consolidated financial statements submitted were prepared under the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and under the order issued by the Accounting Pronouncements Committee (“CPC”).

The consolidated financial statements include direct and indirect subsidiaries, transactions, and joint ventures, whose financial statements coincide with the Company’s base date.

a.1)Adoption of accounting policies for the year ended Sunday, December 31, 2023

i.CPC 26(R1) / IAS 1 and IFRS practical file 2 – Disclosure of Accounting Policies (Applicable for years or periods beginning on/or after January 1, 2023)

The requirements of CPC 26 / IAS 1 regarding the disclosure of accounting policies were subject to change. The changes replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions made by primary users of the financial statements. When applying the changes, the entity discloses its material accounting policies, rather than its significant accounting policies.

The supporting paragraphs of CPC 26/IAS 1 were also amended to clarify that accounting policy information, related to transactions, other irrelevant events, or conditions are irrelevant and do not need to be disclosed. Accounting policy information may be relevant due to the nature of related transactions, other events, or conditions, even if the amounts are intangible. However, not all accounting policy information regarding transactions, other material events, or conditions is relevant.

The Company assessed the content of this statement and did not identify impacts characterized as significant effects on the information provided in fields 2.1 and 2.2.

ii.CPC 23 / IAS 8 – Definition of Accounting Estimates (Applicable for years or periods beginning on/or after January 1, 2023)

The changes replace the definition of “change in accounting estimate” with “accounting estimate”. According to the new definition, accounting estimates are “monetary values in financial statements subject to measurement uncertainty”.

The definition of accounting estimate change has been deleted. However, the IASB maintained the concept of changes in accounting estimates in the standard, with the following clarifications:
(i)A change in the accounting estimate that results from new information or new developments is not the correction of an error; and

Exhibit 99.2

(ii)The effects of a change in a data or measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of errors from prior periods.

The Company assessed the content of this statement and did not identify impacts characterized as significant effects on the information provided in fields 2.1 and 2.2.

iii.CPC 32 / IAS 12 – Deferred Tax Related to Assets and Liabilities Resulting from a Single Transaction (Applicable for years or periods beginning on/or after January 1, 2023)

The amendments introduce a new exception to the initial recognition exemption. Under the changes, an entity does not apply the initial recognition exemption to transactions that result in equal taxable and deductible temporary differences.

Depending on applicable tax law, temporary taxable and deductible differences may arise upon initial recognition of an asset and liability in a transaction that is not a business combination and does not affect either accounting profit or taxable income. For example, this may arise when recognizing a lease liability and the corresponding right of use asset applying CPC 06 (R2) / IFRS 16 – Leases at the start date of a lease.
Under the changes to CPC 32 / IAS 12, an entity is required to recognize the respective deferred assets and liabilities, and the recognition of deferred tax assets is subject to the recoverability criteria of CPC 32 / IAS 12.

The changes apply to transactions that occur on or after the beginning of the earliest comparative period shown. In addition, at the beginning of the previous comparative period, an entity recognizes:

(i)a deferred tax asset (to the extent that taxable income will probably be available against which the deductible temporary difference can be used) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•right of use assets and lease liabilities; and

•decommissioning, restoration, and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

(ii)cumulative effect of the initial application of the changes as an adjustment to the beginning balance of retained earnings or other component of shareholders’ equity, as applicable, on that date.

The Company assessed the content of this statement and did not identify impacts characterized as significant effects on the information provided in fields 2.1 and 2.2.

iv.Changes to IAS 12 / CPC 32 – Taxes on Income

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) announced the guidelines of the Pillar Two model, seeking change in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profit. Each country’s effective tax rate on profits, as calculated by this model, is called the Global Anti-Base Erosion Rules (“GloBE”) effective tax rate. These rules await approval in local laws in each country.

Exhibit 99.2
In May 2023, the IASB issued scope changes to IAS 12 – Taxes on Income, aiming to grant a temporary exemption in the accounting of deferred taxes resulting from enacted or substantially enacted law relating to the implementation of OECD Pillar Two.

The Company and its subsidiaries are currently in the process of evaluating the possible impacts regarding the implementation of Pillar 2 rules and the GloBE revenue calculation.

a.2)Adoption of accounting policies for the fiscal year ended December 31, 2022
The Company did not identify changes in accounting practices that resulted in significant effects on the information provided in items 2.1 and 2.2 regarding the fiscal year ending December 31, 2022.

b)Modified opinions and emphases in the auditor’s opinion

The officers inform that the independent auditors’ report issued for the year ended Sunday, December 31, 2023, does not contain modified opinions or emphases and they agree with the opinion expressed in this report.

The officers inform that the independent auditors’ report issued for the year ended December 31, 2022, does not contain modified opinions or emphases and they agree with the opinion expressed in this report.

Exhibit 99.2
2.4. Officers’ comments on:

Events with relevant effects occurred and are expected in the Financial Statements

a)introduction or disposal of operating segment

In the fiscal years ended Sunday, December 31, 2023, and 2022, there was no introduction or sale of an operating segment by the Company.

b)constitution, acquisition, or disposal of equity interest

In the fiscal years ended Sunday, December 31, 2023, and 2022, the following relevant operations were performed involving the acquisition of equity interests:

Acquisition of tissue business in Brazil

On October 24, 2022, the Company communicated to the market that it agreed to the acquisition of Kimberly-Clark’s tissue business in Brazil. The base price of the operation is USD 175 million (equivalent to BRL 922.9 on the date of execution of the contract), subject to the usual adjustments for this type of transaction and will be paid in full on the date of conclusion of the transaction. The transaction was approved by the Administrative Council for Economic Defense (CADE).

The acquisition involves a factory located in Mogi das Cruzes (SP), which contractually provides for the installed capacity of approximately 130,000 tons per year for manufacturing, marketing, distributing, and/or selling tissue products in the country, including ownership of the brand “NEVE”, bringing to Suzano complementarity of brands, product categories, and geography.

On June 1, 2023, the Company completed the acquisition of all shares held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) at MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), for USD 212.0 million (equivalent to BRL 1.1 billion) paid in cash (“Transaction”). The amount of BRL 11.9 million referring to the reimbursement that Suzano received on September 15, 2023, must be disregarded from the value mentioned above, due to changes in the closing and estimated values of inventory, working capital, and cash, which amounts to BRL 1.1 billion.

MMC Brasil did not have transactions until the contribution made by KC Brasil within the scope of the spin-off carried out in KC Brasil on May 25, 2023. Said transaction involved the separation of assets related to the business of manufacturing, marketing, distribution, and sale of paper products, including toilet paper, paper towels, napkins, and handkerchiefs, as well as other paper products in Brazil, including ownership of the brand “NEVE” by KC Brasil.

The following table summarizes the purchase price allocation (expressed in BRL thousand):

Total consideration transferred (down payment)	1.0720.657
Price adjustment (working capital)	(11,939)
Total final consideration (down payment)	1,060,718
Book value of MMC Brasil’s net assets	587,226

Surplus value allocated to assets
Inventory (1)	7,120
Fixed assets (2)	105,858
Brands and patents (3)	189,655
Total fair value	889,859
Goodwill due to expected future profitability (4)	170,859

Exhibit 99.2
(1) Calculated considering the balance of finished products based on the sales price, net of selling expenses.

(2) Determined based on the market data analysis on comparable transactions and the cost measurement, based on the estimate of the replacement or replacement value of the goods.

(3) Other assets include brand licensing, calculated based on revenue projections for products under the assessed brands, under the Relief from Royalties methodology.

(4) Goodwill to the expected future profitability of the acquired business.

Considering that MMC Brasil was created based on the separation of a part of the business of KC Brasil, the transaction’s counterparty, there is no previous history of revenue and/or specific profits for the acquired entity to be considered or included in a consolidated revenue pro forma and pro forma consolidated profit as if the acquisition had occurred on January 1, 2023.

The allocation of added-value items does not consider deferred taxes, since the merger of MMC Brasil occurred on November 1, 2023.

The costs of BRL 22.7 million, related to the acquisition, are included in management expenses in the result.

Acquisition of forestry assets

On December 23, 2023, the Company entered into purchase agreements for the acquisition of 100% of the share capital of the companies Timber VII SPE S.A. and Timber XX SPE S.A., under the management of BTG Pactual Timberland Investment Group, LLC.

The price to be paid in cash for these acquisitions is BRL 1.8 billion and is subject to adjustments usual in transactions of this nature. Additionally, the price will be converted to dollars if the transaction closes after March 31, 2024. This transaction is subject to approval by the Administrative Council for Economic Defense (“CADE”) and other usual conditions precedent for this type of transaction.

Biomas

On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially organized by Suzano S.A.

On November 12, 2022, Suzano, in partnership with Itaú Unibanco, Marfrig, Rabobank, Santander, and Vale, announced an alliance during an event held at the Climate Conference, COP27, in Egypt, to create a company fully dedicated to forest restoration, conservation, and preservation activities in Brazil.

After the conversion of Biomas into a corporation, Suzano, together with Marfrig, Rabobank, and Vale, made, on February 27, 2023, a commitment to invest BRL 20.0 million for each partner, under the terms of the respective investment agreements, once the conditions precedent have been met and the closing acts established in said agreements have been carried out. The contributions from Itaú and Santander were made on March 21, 2023, and in the same proportion.

For the year ended December 31, 2023, the amount of BRL 30.0 million (BRL 5.0 million for each partner) was paid in and the balance of BRL 90.0 million (BRL 15.0 million for each partner) was to be paid in.

With the above investments, each company now holds a 16.66% shareholding in Biomas.

c)unusual events or transactions

In the years ended December 31, 2023, and 2022, there were no unusual events or transactions other than those already specified in the items above.

Exhibit 99.2
2.5. Officers’ comments on:

non-accounting measures

The Company’s consolidated annual financial statements were prepared under the rules of the Brazilian Securities Commission (CVM) and the Accounting Pronouncements Committee (CPC) and comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company’s unaudited consolidated interim financial information was prepared under IAS 34 – Interim Statements issued by the IASB, and accounting practices adopted in Brazil for interim financial statements (Technical Pronouncement – CPC 21 – “Interim Financial Information”). The data in this document were obtained from the financial information provided to CVM.

a.Value of non-accounting measurements

EBITDA and Adjusted EBITDA

A non-accounting measurement according to CVM and IFRS is any financial measurement presented in a form other than all relevant accounting standards disclosed by CVM and IFRS. We disclosed Suzano’s EBITDA and Adjusted EBITDA, which are considered non-accounting measurements according to CVM and IFRS. EBITDA is calculated as net profit (loss) plus the net financial income, income tax and social contribution and depreciation, amortization, and exhaustion. Suzano’s adjusted EBITDA is defined as the adjusted EBITDA plus or excluding (i) exceptional adjustments that, as defined by the Management, are those without an impact on the Company’s business, such as exclusion of ICMS from the calculation basis of PIS/COFINS, Termination of the packaging business line; Expenses related to social actions to fight COVID-19, Penalties and termination of agreements, Operation of Tissue Kimberley Clark Brasil and (ii) non-cash adjustments, understood as such those adjustments that have affected the income statement, but not the cash for the Company, such as update of the fair value of biological assets, equity method - write-off of other comprehensive income of Suzano Trading, equity method, Extension of the PCHM granting, actual loss of the funding contract advancement program, accrual (reversal) to loss of ICMS credits, result in the sale and disposal of fixed and biological assets.

The non-accounting measurements described in this section should not be considered individually or as a replacement for accounting measurements directly comparable prepared according to CVM and IFRS, for example, net income or other performance measurements.

Management and the Company believe that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts, and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

b.Reconciliations between the values disclosed and the values of financial statements EBITDA and Adjusted EBITDA

Exhibit 99.2
The table below presents the composition of EBITDA and Adjusted EBITDA for the fiscal years ended on December 31, 2023 and 2022:

(BRL thousand)	2023	2022
Net Income	14,106.38	23,394.90
Net Financial Result	(5,780.93)	(6,432.80)
Income tax and social contribution	3,890.84	5,260.70
Depreciation, amortization, and exhaustion	7,321.11	7,407.90
EBITDA	19,537.40	29,630.70
Update of the fair value of biological asset (1)	(1,989.83)	(1,199.759)
Write-off of wood inventory (1)	23.00	-
Equity Method - Write-off of other comprehensive income of Suzano Trading (1)	-	(236.13)
Equity method (1)	19.38	(48.24)
Exclusion of ICMS from the PIS/COFINS basis (2)	15.11	1.32
Extension of the PCHM granting (1)	-	(7.71)
Termination of the packaging business line (3)	8.97	-
Expenses related to social actions to fight COVID-19 (4)	-	0.18
Penalties and termination of agreements (5)	49.74	16.00
Operation of Tissue Kimberley Clark Brasil (6)	25.17	-
Actual loss of the funding contract advancement Program (1)	3.27	-
Accrual (reversal) to loss of ICMS credits (1)	348.63	58.00
Result in the sale and disposal of fixed and biological assets (1)	232.14	(19.44)
Adjusted EBITDA	18,272.97	28,194.90

1. Non-cash adjustments.
2. In the year ended on December 31, 2023, the total tax liabilities of PIS and COFINS recoverable known by the Company, following exactly the terms decided by the Federal Supreme Court (“STF”) as to the exclusion of ICMS from the calculation basis of PIS and COFINS, is BRL 443.2 million (note 9 of F-Pages), in the year ended on 31/12/2002, the basis of this provision is BRL 570.9 million.
3. It refers to the termination of the packaging business line.
4. Impacts on the operations and expenses related to COVID-19
5. Refers to a penalty for termination of contract due to demurrage of the barge in 2023 and 2022.
6. Refers to the initial costs for acquisition of the operation of issue Kimberley Clark Brasil in 2023.

c.Reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and the outcome of the Company’s transactions

EBITDA and Adjusted EBITDA

The Company considers EBITDA and Adjusted EBITDA, with all the limitations previously mentioned, and together with the other available accounting and financial information, to be a reasonable indicator of comparison among its main Market competitors. The EBITDA margin, which results from dividing Adjusted EBITDA by the Company’s net revenue, also meets the above definitions.

Exhibit 99.2
Management and the Company believe that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts, and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

Exhibit 99.2
2.6. Officers’ comments on:

Events subsequent to the latest financial statements

The Company’s consolidated financial statements for the fiscal year ended on 31 December, 2023 were authorized by the Company’s Board of Directors and issued on 28 February, 2024.

The following events subsequent to the financial statements for the 2023 fiscal year were verified, in accordance with the rules set forth in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022.

Cancellation of treasury shares and the new share repurchase program

On January 26, 2024, the Board of Directors approved the cancellation of twenty million (20,000,000) common shares acquired under the Company’s share repurchase program approved at a meeting of the Board of Directors held on 27 October, 2022, with an average cost of forty-two reais and sixty-nine cents (BRL 42.69) per share, in the total amount of BRL 853.7 million, which were kept in treasury, without reduction of the share capital and against the balances of the available profit reserves. After the cancellation of shares, the share capital of around BRL 9.3 billion is now divided into 1,304,117,615 common shares, all registered, book-entry and with no par value.
The Company’s Board of Directors resolved, on that same date, on a new share repurchase program, in which it can acquire up to forty million (40,000,000) common shares of its own issuance, with a maximum term for doing so of eighteen (18) months. This total amount of shares corresponds to approximately six per cent (6%) of the total outstanding shares issued by the Company (on the base date December 31, 2023), in transactions to be carried out at Br S.A. – Brasil, Bolsa, Balcão, at market prices, at the Company’s discretion, to be kept in treasury, for subsequent cancellation and/or disposal, upon use of the balances of the profit and capital reserves available (except the balances of the reserves indicated in item I of paragraph 1 of article 8 of CVM Resolution No. 77/22) and the realized income of the fiscal year ending on December 31, 2024 (except for the allocations to formation of the reserves specified in item I of paragraph 1 of article 8 of that same Resolution), with a maximum term for settlement of eighteen (18) months (that is, until July 26, 2025, included).

Exhibit 99.2
2.7. Officers’ comments on:

Income allocation policy

	Fiscal Year Ended on 12.31.2023	Fiscal Year Ended on 12/31/2022
a. Rules on retained earnings	In accordance with the Company’s Bylaws, the net profit will have the following allocation:	In accordance with the Company’s Bylaws, the net profit will have the following allocation:

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;

(ii) the amounts allocated to the Contingency Reserve, if established;

(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;

(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Executive Board, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;

(ii) the amounts allocated to the Contingency Reserve, if established;

(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;

(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Executive Board, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

Exhibit 99.2

a.i. Amounts of Retained Earnings
The net profit for the period was BRL 14,084,848,762.20, of which 3.15% were allocated to the creation of the legal reserve (reaching the limit of 20% of the share capital). The allocations proposed were the following:

i.BRL 443,009,801.14 for the creation of the Legal Reserve, in accordance with art. 193, §§ 1 and 2, of the Brazilian Corporation Law;

ii.BRL 118,959,550.90 for the creation of the Tax Incentives Reserve, in accordance with art. 195-A of the Brazilian Corporation Law;

iii.BRL 1,500,000,000.00 for the payment of minimum mandatory dividends as interest on equity;

iv.BRL 100,705,303.89, related to the realization, by means of depreciation and/or write-off of items of fixed assets, of the deemed cost to certain assets on the initial adoption of the International Financial Reporting Standards - IFRS, to be absorbed by the Equity Valuation Adjustment account;

v.BRL 10,911,226,244.45 for the creation of the Reserve for Capital Increase, in accordance with art. 26, letter (d), of the Company’s Bylaws; and

vi.BRL 1,212,358,471.61 for the creation of the Special Statutory Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws.

The net profit for the period was BRL 23,381,616,833.74, of which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital. The allocations performed were the following:

i.BRL 1,169,080,841 for the creation of the Legal Reserve, in accordance with art. 193, §§ 1 and 2, of the Brazilian Corporation Law;

ii.BRL 66,870,534.35 for the creation of the Tax Incentives Reserve, in accordance with art. 195-A of the Brazilian Corporation Law;

iii.BRL 2,256,366,997 for the payment of minimum mandatory dividends and BRL 93.633.002 of final dividends;

iv.BRL 133,007,893, related to the realization, by means of depreciation and/or write-off of items of fixed assets, of the deemed cost to certain assets on the initial adoption of the International Financial Reporting Standards - IFRS, to be absorbed by the Equity Valuation Adjustment account;

v.BRL 2,965,561,166 for the creation of the Reserve for Capital Increase, in accordance with art. 26, letter (d), of the Company’s Bylaws;

vi.BRL 1,993,098,282 for the creation of the Special Statutory Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws; and

vii. BRL 14,972,323,377 for the creation of the capital budget, in accordance with art. 196 of the Law 6,404/76.

Exhibit 99.2

a.ii. Percentages with respect to the total reported profits
The net profit for the period was BRL 14,084,848,762.20, of which 3.15% were allocated to the creation of the legal reserve (reaching the limit of 20% of the share capital). The percentages of allocations proposed with respect to the total profits declared were as follows:

i.The Legal reserve: 3.15%;

ii.Tax incentives reserve: 0.84 % based on the Net profit;

iii.Minimum mandatory dividends as interest on equity: 10.65% based on the Net profit;

iv.Realization of equity valuation adjustment: (0.71%) based on the Net profit;

v.Reserve for capital increase: 77.47% based on the Net profit; and

vi.Special statutory reserve: 8.61% based on the Net profit.

The net profit for the period was BRL 23,394,888,686, which 5% were allocated to the creation of the legal reserve until the limit of 20% of the share capital. The percentages of allocations proposed with respect to the total profits declared were as follows:

i.The Legal reserve: 5%;

ii.Tax incentives reserve: 0.29 % based on the Net profit;

iii.Minimum mandatory and final dividends: 10.05% based on the Net profit;

iv.Reversal of expired dividends: (0.01%) based on the Net profit;

v.Realization of equity valuation adjustment: (0.57%) based on the Net profit;

vi.Reserve for capital increase: 12.68% based on the Net profit;

vii.Special statutory reserve: 8.52% based on the Net profit; and

i.Creation of Investment Reserve through the capital budget Proposal: 64.03% based on the Net profit.

Exhibit 99.2

b. Rules on distribution of dividends
As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.

The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.

Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.

For the purposes of calculation of the amount to be paid as minimum mandatory dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.

Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization, and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.

By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.
In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.

The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.

Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.

For the purposes of calculation of the amount to be paid as minimum mandatory dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.

Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization, and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.

By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.
In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

Exhibit 99.2

c. Period of distributions of dividends
The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves.

Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves.

Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

d. Any restrictions to distribution of dividends imposed by the law or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration orders	Not applicable.	Not applicable.
e. If the issuer has a formally approved income allocation policy, inform the body in charge for the approval, approval date and, if the issuer discloses the policy, the locations on the World Wide
Web where the document can be viewed
	Not applicable since the Company does not have a formally approved income allocation policy.	Not applicable since the Company does not have a formally approved income allocation policy.

Exhibit 99.2
2.8. Officers’ comments on:

Relevant items not evidenced on financial statements

a)the assets and liabilities held by the Company, directly or indirectly, that are off-balance sheet items

The officers report that the Company does not have any material assets or liabilities that are not reflected in the Company’s consolidated financial statements for the years ended on December 31, 2023, and 2022. All of its interests and relationships with subsidiaries are disclosed in the Consolidated Financial Statements.

(i)receivables portfolios written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities

The Company’s Officers clarify that there are no written-off receivables portfolios over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset not shown in the Company’s balance sheets for the years ended on December 31, 2023 and 2022.

(ii)future sales agreement of products or services

In the ordinary course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, electric power, transportation, and natural gas. The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities recorded in addition to the amount that is recognized monthly. In the year ended on December 31, 2023, these long-term commitments are in the total amount of BRL 14.6 million per year (BRL 14.9 billion per year on December 31, 2022).

(iii)unfinished construction agreements

The Company’s Officers clarify that there are no unfinished construction agreements applicable to the Company under CPC 17 (R1) – Construction Agreements for the years ended on December 31, 2023 and 2022.

(iv)future financing receivables contracts

The Company’s Officers clarify that there are no future financing receivables contracts in the Company’s balance sheets for the years ended on December 31, 2023 and 2022.

b)other items not evidenced on financial statements

Not applicable, because the Company’s officers said that there are no relevant items not evidenced on financial statements of the Company for the years ended on December 31, 2023 and 2022.

Exhibit 99.2
2.9. Officers’ comments on:

Comments on items not evidenced on financial statements:

a) how such items change or may change the revenues, expenses, operating income, financial expenses, or other items in the Company’s financial statements;
b) nature and purpose of the transaction;
c) nature and amount of the obligations assumed, and the rights generated in favor of the issuer as a result of the transaction.

Operating lease-purchase agreements

The Company’s Officers clarify that there are no operating lease-purchase agreements, assets or liabilities that are Company’s off-balance sheet items for the years ended on December 31, 2023 and 2022.

Take or Pay Contracts

In the ordinary course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, transportation and natural gas, as described in the note 24 of the financial statements for the year ended on December 31, 2023.

The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities in addition to the amount that is recognized monthly. In the year ended December 31, 2023, these long-term commitments were in the total amount of BRL 14.6 million (BRL 14.9 million on December 31, 2022).

Exhibit 99.2
2.10. Officers’ comments on:

Business plan

a)Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments, (ii) sources of investment financing; and (iii) relevant divestments in progress and planned divestments.

The Board of Officers reaffirms its long-term profitability strategy and remains committed to the execution focused on performance combined with innovation, sustainability, and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry.

Suzano seeks a continuous evolution, through a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant advances in the execution of the Company’s strategy to create value in a sustainable manner.

The Company has made important advances in the adjacent business strategy, which seeks new uses for our asset base, diversifying products with more profitable and scalable businesses.

b)CAPEX 2024: As shown in the table below, the Company forecasts a CAPEX of BRL 16.5 billion for the 2024 fiscal year, of which BRL 7.7 billion refers to maintenance. The balance, in the total amount of BRL 4.2 billion, includes: investments in Aracruz and in fluff pulp, as per the Material Facts released on October 26, 2023; and includes new timely investments aimed at continuing the strategy of increasing the Company’s forestry base, as per the Material Facts released on December 23, 2023. Another BRL 4.6 billion is being considered with respect to the Cerrado Project.

CAPEX (BRL billions)	2023[1] (Paid-in capital)	2024² (Projected capital)
Maintenance	6.7	7.7
Expansion, Modernization, Port Terminals, and Others	0.7	0.9
Lands and Forests	2.6	3.3
Cerrado Project	8.5	4.6
Total	18.6	16.5
1 Investments made in 2023, as published in the 4Q23 earnings release.
² As per Material Fact dated December 23, 2023.

ii)Investments in Aracruz:

1.New tissue paper factory: construction of a tissue paper factory and conversion into toilet paper and paper towels in the city of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using the balance of ICMS claims it has in the state, representing an estimated net disbursement about the project of approximately BRL 130 million.

2.New biomass boiler: construction of a new biomass boiler at the pulp mill located in Aracruz, in the state of Espírito Santo, to replace the current equipment, with total investments estimated at BRL 520 million.

The aforementioned investments do not affect the CAPEX estimate published by the Company for 2023, with the respective disbursements distributed between the years 2024 (BRL 522 million), 2025 (BRL 621 million) and 2026 (BRL 27 million), in real terms and disregarding the monetization of ICMS credits to be made.

Exhibit 99.2

iii)Investment in fluff pulp

A total investment of BRL 490 million to produce fluff pulp from eucalyptus wood (Eucafluff®), with a nominal capacity of 340,000 tons per year. With the new investment, the company’s total fluff capacity will be 440,000 tons per year by 2025.

The disbursement related to the above investment does not impact the CAPEX estimate published by the Company for 2023, being distributed over the years 2024 (BRL 196 million) and 2025 (BRL 294 million), in real terms.

On the main investments already made, for more information, see Section 2.4. The projections described above are also mentioned in item 3.1 of the Reference Form. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may prevent such expectations from being met or being substantially different from what was expected. For more information on the Company’s risks, see items 4 and 5 of the Reference Form.

c)Acquisitions already disclosed of plants, equipment, patents, or other assets that may materially influence the Company’s productive capacity

On 2023, the Company announced two acquisitions: (a) MMC Brasil: on June 1, 2023, the Company acquired all the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. ("KC Brasil") at MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), for approximately US$ 212.1 million (equivalent to approximately BRL 1.1 billion) paid in cash. The amount mentioned above should not include the amount of BRL 11.9 million related to the reimbursement that Suzano received on September 15, 2023, due to variations in the closing and estimated values of inventory, working capital and cash, which totals BRL 1.1 billion; and (b) Timber VII SPE S. A. and Timber XX SPE S.A.: on December 23, 2023, purchase agreements were executed for the acquisition of 100% of the share capital of the aforementioned companies, under the management of BTG Pactual Timberland Investment Group, LLC. The price to be paid in cash for these acquisitions is BRL 1.8 billion and is subject to the usual adjustments for transactions of this nature. In addition, the price will be translated into dollars if the transaction closes after March 31, 2024. This transaction is subject to the approval of the Brazilian Antitrust Authority (“CADE”) and other conditions precedent.

The transactions mentioned in this item are aligned with Suzano’s strategy of being “best-in-class” in the total cost of pulp, through the reduction of expenditure in the purchase of wood, as well as guaranteeing a forest base in strategic areas for its transactions in the long term.

d)New products and services, indicating (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services

The extent of new businesses that innovate and break paradigms contributes to the Company's growth with investments in projects of high profitability and scalability, and helps to build avenues of diversification, creating sustainable value.

Tissue:

In accordance with the strategy of advancing in the chain links, on June 1, 2023, the Company acquired all the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. ("KC Brasil") at MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), for US$ 212.1 million (equivalent to BRL 1.1 billion) paid in cash. The amount mentioned above should not include the amount of BRL 11.9 million related to the reimbursement that Suzano received on September 15, 2023, due to variations in the closing and estimated values of inventory, working capital and cash, which is in the total amount of BRL 1.1 billion. MMC Brasil had no operations until the contribution made by KC Brasil as a result of the spin-off carried out on May 25, 2023, which was constituted as a result of the separation of assets related to the business of manufacturing, marketing, distributing and

Exhibit 99.2
selling paper products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including the ownership of KC Brasil’s “NEVE” brand.

Also in 2023, the Company announced on October 26, through a material fact, the construction of a tissue paper factory and conversion into toilet paper and paper towels in the city of Aracruz, in the state of Espírito Santo, with a capacity of 60 thousand tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using the balance of ICMS claims it has in the state, representing an estimated net disbursement about the project of approximately BRL 130 million.

Fluff

As released in the material fact on October 26, 2023, Suzano will make a total investment of BRL 490 million to produce fluff pulp from eucalyptus wood (Eucafluff®), with a nominal capacity of 340,000 tons per year. With the new investment, the company’s total fluff capacity will be 440,000 tons per year by 2025. The investment represents the conversion of a pulp drying machine at the Limeira (SP) industrial unit, so that the company will have full flexibility in the production of pulp for paper or fluff, once the investment is completed and scheduled for the fourth quarter of 2025.

New Products:

Development of applications and products from the microfibrillated pulp production is one of the lines of research and business development at Suzano. In addition to the use of this product in paper and consumer goods, the Company has developed applications in different markets, such as, paints, asbestos cement, cosmetics, cleaning products, hygiene, among others. In 2022, a 20,000-ton CBM plant was built in Limeira and its start-up took place throughout 2023.

Spinnova:

In 2021, Suzano announced the creation of Woodspin, JV with Spinnova (startup that the Company holds 19% of interest), jointly investing 22 million Euros to build the first commercial scale SPINNOVA® production unit. Suzano also announced the creation of a MFC (microfibrillated pulp) plant that will supply the Woodspin plant.

In May 2023, Suzano and Spinnova inaugurated Woodspin in Finland, the first plant to produce Spinnova® fiber based on microfibrillated cellulose. This is a pre-commercial plant with a capacity of up to 1,000 tons of sustainable, recyclable, and fully biodegradable textile fiber. The aim of the new plant is to expand tests to mature the technology and make it scalable.

e)opportunities embedded in the issuer’s business plan related to ESG issues

The union of innovation and sustainability is essential to allow Suzano to transform renewable raw materials from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. The Company seeks to be an agent of change and develop solutions to address society’s greatest challenges. Combining eco-efficient operations, eucalyptus plantations and conservation areas, it is a company that contributes to fighting climate change, improving the lives of the communities where it is present. Thus, sustainability is an essential part of Suzano’s strategy and governance practices.

As part of the Company’s strategic view, in 2020 there was the launching of growth roads, which are: i) Being “Best-in-Class” in the view of total Pulp cost; ii) Maintaining relevance in pulp, through good projects; iii) Advancing in the links of the chain, always with competitive advantage; iv) Being bold in the expansion of new markets; and v) Being a protagonist in sustainability. In the latter, the Company is focused on being part of the solutions for a fairer and more sustainable society. Therefore, the Company has assumed long-term goals that reveal how it will generate and share value with the audiences with which is involved, in addition to caring for the planet and maximizing the generation of value in its business.

The Company understands its role in fighting climate change. Native forests (which correspond to approximately 40% of its forestry base) and eucalyptus plantations together contribute directly to the removal of CO₂ from the atmosphere. At the same time, industrial and logistics

Exhibit 99.2
activities are characterized by high greenhouse gas emissions. Suzano is committed to contributing to the fight against the global climate crisis through the Company’s long-term sustainability goals, which include:

•Remove 40 million tons of CO₂ equivalent by 2025; and
•Reduce by 15% the intensity of the greenhouse gas emissions (scopes 1 and 2) by 2030

The company has a potential pipeline of approximately 30 million tons of carbon equivalent credits that, once certified, can be offered in the market. Suzano ended two carbon projects from reforestation of native trees and eucalyptus in the state of Mato Grosso do Sul. The projects were independently audited and are awaiting final registration with the certifier Verra. Additionally, they must generate social and environmental benefits that are called co-benefits, with activities that can reflect in the improvement of air quality, water quantity and quality, biodiversity conservation, greater access to energy, income generation, among others. From these 30 million tons of equivalent carbon credits, in 2023 the Company obtained certification for 1.7Mt from the certifying company Verra.

In 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was incorporated initially by Suzano, and in partnership with: Itaú Unibanco, Marfrig, Rabobank, Santander, and Vale, announced the creation of a company entirely dedicated to forest restoration, conservation and preservation activities in Brazil. Following the transformation of Biomas into a corporation, Suzano, together with Marfrig, Rabobank and Vale, made a commitment on February 27, 2023 to invest BRL 20 million each. The contributions from Itaú and Santander were made on March 21, 2023 and in the same proportion. For the 2023 fiscal year, the amount of BRL 30 million was paid in and a balance of BRL 90 million remained to be paid in, with each partner company now holding a 16.66% of equity interest in Biomas.

On the energy front, the Company has an ambitious goal to increase by 50% the export of renewable energy to the grid by 2030, the result of which is reflected in a reduction of pulp production cash costs. This cost reduction derived from the capacity to self-generate renewable energy from biomass is aligned with the sustainable development guidelines for the company set out in its business plan. This exportation contributes to the country’s energy demand and to the renewability of the energy matrix, supporting the transition to a low-carbon economy.

On the innovation front, Suzano has a goal of making available 10 million tons of products of renewable origin, which can substitute plastic and other petroleum derivatives - from zero to 10 million by 2030, also contributing for diversification to the Company’s product portfolio. Products of renewable origin are those made from resources that come from nature, such as cellulose from eucalyptus, and that can be regenerated in a short period of time. Increasing the availability of products of renewable origin, in addition to those we have traditionally produced in our business, contributes to strengthening a low-carbon economy.

In addition to these goals, the Company works on other strategic ESG issues, such as: diversity, equity and inclusion, education and poverty reduction, water management on forestry and industry, waste reduction and promotion of biodiversity.

On the sustainable finance front, the Company has been active in issuing debt linked to sustainability targets, at a competitive cost. In this regard, the Company currently has three Sustainability linked bonds, which involve the following targets:

•SLB 2031: Reduction of GHG emissions intensity (reduce Greenhouse Gas emissions intensity of scopes 1 and 2), with a +25-bps impact on the coupon in case of non-achievement;
•SLBs 2032: Reducing the intensity of water abstracted in industrial operations (reducing water abstraction in industry per ton of product), with an impact of +12.5 bps on the coupon in the event of non-achievement, and increasing the number of women in leadership positions (reaching 30% of women in leadership positions (functional management and above) by 2025), with an impact of +12.5 bps on the coupon in the event of non-achievement;

Exhibit 99.2
•SLBs 2028: Reducing the intensity of water abstracted in industrial operations (reducing water abstraction in industry per ton of product), with an impact of +25 bps on the coupon in the event of non-achievement, and increasing the number of women in leadership positions (reaching 30% of women in leadership positions (functional management and above) by 2025), with an impact of +25 bps on the coupon in the event of non-achievement;

In addition to the SLBs, since 2021, the Company has issued three Sustainability-linked Loans (SLLs), the last of which was issued in February 2024, in the amount of US$ 780 million, with a term of 5 years.

Through these operations, Suzano ended 2023 with 39% of its total gross debt tied to ESG instruments (including funding from SBLs, SLLs and green bonds). For 2024 and subsequent years, the Company will continue, as one of the guidelines of its business plan, to study possibilities of increasing the participation of credit facilities and debt instruments linked to sustainability commitments within its overall financing framework.

In the definition of capital allocation for modernization and expansion projects, financial parameters have a weight of 75% and the impacts on the Commitments to Renew Life (which represent Suzano’s long-term sustainability goals) represent 25% in the evaluation of initiatives.

Also in this area, the Internal Carbon Price, an instrument that quantifies the potential of a project to reduce greenhouse gas emissions and monetizes this benefit, has been incorporated to guide business and investment decisions. In practice, the Internal Carbon Price is now incorporated into the Net Present Value (NPV) of projects, helping to make investments in decarbonization possible. In addition to incorporating the feasibility assessment, to determine in which carbon market scenario the project under analysis becomes promising.

Our non-financial information is reported annually and guaranteed by ~~a~~ third party. The Sustainability Report and Sustainability Center follow the main frameworks and standards, such as the CVM Resolution No. 59 dated as of December 22, 2021, Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI) disclosure standards guidelines. More information is available on our Investor Relations website (www.suzano.com.br/ri).

Exhibit 99.2
2.11. Officers’ comments on:

Other factors with relevant influence

(i)Effects of the conflicts between Russia and Ukraine, and in the Middle East

As a result of the current conflicts between Russia and Ukraine, and in the Middle East, the Company continuously monitors its direct and indirect effects, reflected in society, economy, and markets (international and domestic), in order to assess possible impacts and risks to its business.

Thus, we can separate into five (5) the Company’s main evaluation areas:

•People: Suzano has in Israel, through its subsidiary, FuturaGene Israel Ltd., local employees, and facilities in the city of Rehovot. The Company is continuously monitoring the situation. Within the scope of the conflict between Russia and Ukraine, Suzano has no employees, nor facilities, of any nature in the locations related to the conflict.

•Inputs: the Company has not identified any short or long term risk of a possible interruption or shortage in the supply of inputs for its industrial and forestry activities. So far, only a greater volatility in the power prices and commodity inputs has been verified.

•Logistics: at the international level there was no change in logistical operations, that is, all the routes used remain unchanged and the moorings in the planned locations are maintained. At the domestic level, no change was identified in logistical flows either.

•Commercial: to this date, the Company continues to carry out with its transactions as planned, maintaining service to its clients in all sectors of activity. Only the suspension of sales to a few clients located in Russia was determined, with no significant financial impact.

•Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.

Finally, it is worth mentioning that, as a result of the current scenario, the Company has maintained actions to increase the monitoring together with its main stakeholders, in order to ensure the necessary updating and the flow of timely information to the dynamics of the global situation for its decision making.

(ii)STF Decision – res judicata on tax matters

On February 08, 2023, the Brazilian Federal Supreme Court concluded the judgments related to Topics 881 and 885, which discuss the res judicata effects. The Company is not a party to any lawsuit in which a tax is not being paid due to a final and unappealable decision, so the Company has not made any material adjustments to the provision as a result of the decisions handed down.

(iii)Cancellation of treasury shares

On February 28, 2023, the Board of Directors approved the cancellation of 37,145,969 common shares, with an average cost of forty reais and eighty-four cents (BRL 40.84) per share, in the amount of BRL 1,517,224, which were held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of BRL 9,269,281 is now divided into 1,324,117,615 common shares, all registered, book-entry and with no par value.

(iv)Consumption tax reform
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. Several topics, including the tax rates of the new taxes, are still pending regulation through infra-constitutional law, in particular Supplementary

Exhibit 99.2
Laws (“LC”), which must be submitted for evaluation by the Brazilian Congress within 180 days.

The Reform model is based on a Value Added Tax (“VAT”) divided (“dual VAT”) into two jurisdictions, one federal (Contribution on Goods and Services - CBS) and one sub-national (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS and ISS taxes.

A federal Selective Tax (“IS”) was also created, which will be levied on the production, extraction, sale or import of goods and services harmful to health and the environment, under the LC.

There will be a transition period between 2026 and 2033, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the start of the transition period, will only be fully known when they are effectively regulated through infra-constitutional law. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2023.

Other relevant events

Up to the date of this Reference Form, no other events, other than those described in this section 2, have materially affected the Company.

Exhibit 99.2

III.Allocation of the Net Profit (Annex A – RCVM 81/22)
1. Inform the net income for the year

In the year ended on December 31, 2023, Suzano S.A. (“Company”) recorded a net profit of fourteen billion, eighty-four million, eight hundred and forty-eight thousand, seven hundred and sixty-four reais and twenty cents (BRL 14,084,848,764.20).

2. Inform the global amount and the amount per share of dividends, including anticipated dividends and interest on the stockholders’ equity already declared

The meeting of the Company’s Board of Directors held on December 1, 2023 (“RCA 12.01.2023”), resolved the anticipated distribution, as interest on the shareholders’ equity to the account of retained earnings ascertained in the interim balance sheet dated as of September 30, 2023 (“JCP”), of the gross value of one billion and five hundred million reais (BRL 1,500,000,000.00), corresponding to BRL 1.163375077 per share issued by the Company, considering the number of “ex-treasury” shares on the approval date.

No new distribution of dividends was proposed for approval at the Company’s Annual and Extraordinary General Meeting to be held on April 25, 2024 (“AEGM”).

3. Inform the percentage of net income for the year distributed

The JCP distributed represents ten point sixty-five percent (10.65%) of the net income for the year.

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

There was no distribution of dividends and interest on the stockholders’ equity (JCP) based on profits from previous years.

5. Inform, after deducting the anticipated dividends and interest on the stockholders’ equity already declared:

a. The gross amount of dividends and interest on the stockholders’ equity, separately, per share of each type and class

Not applicable.

b. The form and term of payment of dividends and interest on the stockholders’ equity

Not applicable.

c. Possible levy of restatement and interest on dividends and interest on the stockholders’ equity

Not applicable.

d. Date of the declaration of payment of dividends and interest on the stockholders’ equity considered for identification of shareholders who will be entitled to receive them

Not applicable.

6. If there has been a declaration of dividends or interest on the stockholders’ equity based on profits determined in half-yearly balance sheets or shorter periods

a. Inform the value of dividends and interest on the stockholders’ equity already declared

Exhibit 99.2

As indicated above, the RCA 12.01.2023 declared the gross amount of one billion and five hundred million reais (BRL 1,500,000,000.00) as JCP, which will be allocated to the minimum mandatory dividend for the fiscal year ended on December 31, 2023, under article 202 of the Brazilian Corporation Law and article 28 of the Bylaws.

b. Inform the date of the respective payments

The payment of JCP in the gross amount of one billion and five hundred million reais (BRL 1,500,000,000.00) referred to in item (a) above occurred on January 10, 2024.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net income for the year and the three (3) previous years

Profit (loss) per share (in BRL thousand)	2023	2022	2021
ON	10.85794	17.57724	6.39360

b. Dividend and interest on the stockholders’ equity distributed in the three (3) previous years

Year	Pay Day	Amount	Type	ON (per share)
2021	01/27/2022	BRL 1,000,096,676.07	Dividends	BRL 0.741168104
2021	05/13/2022	BRL 799,903,323.93	Dividends	BRL 0.59280552075
2022	12/27/2022	BRL 2,350,000,000.00	Dividends	BRL 1.794780909
2023	01/10/2024	BRL 1,500,000,000.00	JCP	BRL 1.163375077

8. In case of allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount of four hundred and forty-three million, nine thousand, eight hundred and one reais and fourteen cents (BRL 443,009,801.14), under article 193, paragraphs 1 and 2, of the Brazilian Corporation Law, was intended for the creation of the Legal Reserve.

b. Detail how the legal reserve is calculated
The net income for the period was fourteen billion, eighty-four million, eight hundred and forty-eight thousand, seven hundred and sixty-four reais and twenty cents (BRL 14,084,848,764.20), of which, 3.15% were allocated to the creation of the legal reserve up to the limit of 20% of the share capital, under article 193 of the Brazilian Corporation Law and article 26, item (a) of the Company’s Bylaws.

9. If the company has preferred shares entitled to fixed or minimum dividends:
a. Describe how fixed or minimum dividends are calculated; b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends; c. Identify whether any unpaid installment is cumulative; d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares; e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation method provided in the bylaws

Exhibit 99.2
Article 26, item (c) of the Company’s Bylaws establishes the payment of a minimum mandatory dividend that represents, in each year, the equivalent of the lowest amount between: (i) twenty-five percent (25%) of the adjusted annual net income under art. 202 of the Brazilian Corporation Law; or (ii) ten percent (10%) of the Company’s Operating Cash Generation in the respective Fiscal Year, as provided for in article 26, § 3 of the Company’s Bylaws.

For the current fiscal year, the gross amount of dividends distributed in advance under the JCP, under article 26 of the Bylaws, represents twelve point ninety-seven percent (12.97%) of the Company’s consolidated Operating Cash Generation for the year ended on December 31, 2023, calculated according to the formula below:

GCO = Adjusted EBITDA - Maintenance CAPEX

Operating cash generation (EBITDA)

Accounting EBITDA	19,537,398,119.54
Non-Recurring Adjustments:
Non-recurring items and/or non-cash	(1,264,428,000.00)

Adjusted EBITDA	18,272,970,119.54
Maintenance Capex (Sustain)	(6,706,367,430.00)

GCO = Adjusted EBITDA - Maintenance Capex (Sustain)	11,566,602,689.56

Dividends (10%) – Art. 26, “c” of the Bylaws	1,156,660,269.00
Interest on the shareholders’ equity RCA 12.01.23	1,500,000,000.00
Withholding income tax	(190,119,000.00)
Interest on the shareholders’ equity distributed in excess	(153,220,731.00)

Where:

“GCO” means the consolidated Operating Cash Generation for the Company’s fiscal year ended on December 31, 2023, expressed in national currency.

“EBITDA” means the net income for the Company’s fiscal year ended on December 31, 2023, expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization, and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from changes in the fair value of biological assets.

b. Inform if it is being paid in full

Yes.

c. Inform the amount eventually withheld

Not applicable.

11. If the mandatory dividend is withheld due to the company’s financial situation:
a. Inform the amount of withholding; b. Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital, and positive cash flows; c. Justify the retention of dividends

Not applicable.

Exhibit 99.2
12. In the event of allocation of results to the contingency reserve: a. Identify the amount allocated to the reserve; b. Identify the loss considered probable and its cause; c. Explain why the loss was considered probable; d. Justify the constitution of the reserve

There will be no allocation of results to the contingency reserve.

13. If there is an allocation of results to reserve for unrealized profits: a. Inform the amount allocated to the unrealized profit reserve; b. Inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable.

14. In case of allocation of income to statutory reserves:

a. Describe the statutory clauses that establish the reserve;

According to article 26, item (d), of the Company’s Bylaws, after the calculation of the minimum mandatory dividend, the balance, if any, will have the destination that, as proposed by the management, is resolved by the General Meeting, with the right to allocate up to ninety percent (90%) to the Capital Increase Reserve, to ensure adequate operating conditions. Said Reserve cannot exceed eighty percent (80%) of the share capital. The remainder will be allocated to the Special Statutory Reserve, to guarantee the continuity of the half-yearly distribution of dividends, until reaching the limit of twenty (20%) of the share capital.

b. Identify the amount allocated to the reserve;

Under item (d) of article 26 of the Bylaws, and as indicated in the Financial Statements for the fiscal year ended December 31, 2023, the amount of ten billion, nine hundred and eleven million, two hundred and twenty-six thousand, two hundred and forty-four reais and forty-five centavos (BRL 10,911,226,244.45) will be allocated to the creation of the Reserve for Capital Increase, and the amount of one billion, two hundred and twelve million, three hundred and fifty-eight thousand, four hundred and seventy-one reais and sixty-one centavos (BRL 1,212,358,471.61) will be allocated to the creation of the Special Statutory Reserve.

Due to the allocation of income proposed above, the balance of profit reserves will exceed the amount of share capital under article 199 of the Brazilian Corporation Law and the limits established by the Statutory Reserve for Capital Increase (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under item “d” of Article 26 of the Bylaws will also be exceeded, the Management proposes the application of the amount equivalent to ten billion reais (R$ 10,000,000,000.00), in an increase in share capital, without issuing new shares, under item VIII of the Management Proposal.
c. Describe how the amount was calculated.

Allocation of 2023 Income
Net Income for the year	14,084,848,764.20
(-) Legal reserve – 3.15%	(443,009,801.14)
(-) Tax Incentives Reserve	(118,959,550.90)
#VALUE!	13,522,879,412.16
(-) Interest on the shareholders’ equity RCA 12.01.23	(1,500,000,000.00)
(+) Realization of equity valuation adjustment	100,705,303.89
#VALUE!	12,123,584,716.05
(-) Reserve for Capital Increase – 90%	(10,911,226,244.45)
(-) Special Statutory Reserve – 10%	(1,212,358,471.61)

15. If there are retained earnings provided in the capital budget: a. Identify the amount of retention; b. Provide a copy of the capital budget.

Exhibit 99.2

Not applicable.

16. If there is an allocation of results to the tax incentives reserve

a. Inform the amount allocated to the reserve

According to article 195-A of the Brazilian Corporation Law, the amount of one hundred and eighteen million, nine hundred and fifty-nine thousand, five hundred and fifty reais and ninety cents (BRL 118,959,550.90) was allocated to the Tax Incentives Reserve.

b. Explain the nature of the allocation

Investment subsidies are benefits granted as a stimulus to the implementation or expansion of economic enterprises, including through tax exemption or reduction.

From the advent of Complementary Law No. 160/17, the incentives and fiscal or financial-fiscal benefits related to ICMS, granted by states and the Federal District and considered investment subsidies may no longer be computed in the determination of taxable income, provided they are observed the requirements and conditions imposed by art. 30 of Law No. 12,973/14, among which, the need to have been granted as a stimulus to the implementation or expansion of economic enterprises.

At the Company, the locations that enjoy such benefits are the industrial units in Mucuri/BA, Belém/PA, and Três Lagoas/MS.

Exhibit 99.2

IV.Information regarding the Management (Section 7 – RCVM 80/22)
7.3 With respect to each of the directors and members of the Fiscal Council, appoint:

Statutory Executive Board of Officers

The information about the members of the Statutory Executive Board of Officers is not being presented herein, whereas the election of such members shall not be subject matter of resolution in the EOGM to be held on April 25, 2024.

Board of Directors

Name	David Feffer	CPF/Passport	882.739.628-49
Date of Birth	11/13/1956	Job	Businessman
Nationality	Brazilian	Elected by the controlling shareholder	Yes
Elected position held	Chairman of the Board of Directors	Starting date of the first term of office	04/30/1998
		Election date	04/25/2024
		Expected investiture date	04/25/2024
Independent Member	No	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions and functions held in the Company

Exhibit 99.2

David Feffer studied Business Management in Brazil and has specialization courses at Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA) e Stanford University (USA). He is currently Chairman of the Company’s Board of Directors and, also, a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee (Coordinator), (b) Sustainability Committee; (c) Management and Finance Committee (Coordinator) and (d) People Committee. David Feffer also holds the following positions at other companies: (i) Chief Executive Officer of Suzano Holding S.A., a publicly-held company whose main activity is interest in other companies, since 2003; (ii) member of the Board of Directors and Chief Executive Officer of Polpar S.A., a publicly-held company whose main activity is interest in other companies, since 2001; (iii) Chief Executive Officer of IPLF Holding S.A., a closely held company whose main activity is interest in other companies, since 2004; (iv) Chief Executive Officer of Premesa S.A., subsidiary of Suzano Holding S.A., whose main activity is the development of real estate ventures, since April 2015; (v) Member of the International Board of J P Morgan Chase & Co since 2023. He is also a member of several social and cultural institutions, among which the following activities stand out: (i) Chairman of the Directors’ Committee of the ALEF-Peretz School and (ii) Member of the Decision-Making Body of the Associação Beneficente Israelita Brasileira Hospital Albert Einstein.

Declaration of possible convictions
Mr. David Feffer declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable), and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. David Feffer declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021, and amended and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Daniel Feffer	CPF/Passport	011.769.138-08
Date of Birth	10/28/1959	Job	Businessman
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	06/07/2001
		Election date	04/25/2024
Elected position held	Vice-chairman of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	No	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions and functions held in the Company
Daniel Feffer graduated in Law from Mackenzie University and has specializations from Getúlio Vargas Foundation, Harvard University and Massachusetts Institute of Technology (USA), IMD (Switzerland), and LBS-London Business School (England). He is currently Vice-Chairman of the Company’s Board of Directors, and is also a member of the non-statutory Sustainability Committee. Mr. Daniel Feffer also holds the following positions at other companies: (i) President of ICC Brazil; (ii) Chairman of the Trustee Council of Fundação Arymax; (iii) Chairman of the Directors’ Committee and Chairman of the Superior Council of Instituto Ecofuturo; (iv) Chairman of the Decision-Making Body of IBÁ; (v) Board Member of IEDI - Economic Institute for Industrial Development; (vi) Founding Member of the All for Education Commitment Board (Conselho do Compromisso Todos Pela Educação); and (viii) Member of the Strategic Board of FIESP.

Declaration of possible convictions
Mr. Daniel Feffer declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Exhibit 99.2

Declaration of Politically Exposed Person (PEP)
Mr. Daniel Feffer declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Nildemar Secches	CPF/Passport	589.461.528-34
Date of Birth	11/24/1948	Job	Mechanical Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/29/2008
		Election date:	04/25/2024
Elected position held	Vice-chairman of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	No	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions and functions held in the Company
Nildemar Secches has a degree in Mechanical Engineering from USP, a graduation degree in Finance from PUC-RJ and a PhD in Economics from Unicamp. He is currently a member of the Company’s Board of Directors and also is a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee (Coordinator); and (iv) Appointment and Remuneration Committee (Coordinator). Mr. Nildemar also holds the following positions at other companies: (i) Vice-Chairman of the Board of Directors of WEG S/A; and (ii) Vice-Chairman of the Board of Directors of Iochpe-Maxion S.A. His main work experiences in the last 5 years include working as: (i) member of the Board of Directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the Board of Directors of Itaú-Unibanco, from 2012 to 2017.

Declaration of possible convictions
Mr. Nildemar Secches declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)

Exhibit 99.2

Mr. Nildemar declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Ana Paula Pessoa	CPF/Passport:	865.873.407-25
Date of Birth	03/25/1967	Job	Economist
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/29/2019
		Election date	04/25/2024
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	Yes	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company

Exhibit 99.2

Ana Paula Machado Pessoa has a degree in Economics and International Relations and a master’s degree in Development Economics from Stanford University. She is currently a member of the Board of Directors and Coordinator of the Company’s Statutory Audit Committee. Mrs. Ana Paula Pessoa also holds the following positions at other companies: (i) member of the Board of News Corporation, in New York; (ii) member of the Board of COSAN; (iii) member of the Global Advisory Council (GAC) of Stanford University; (iii) member of the Retired Board of The Nature Conservancy Brasil; (iv) member of the Instituto Atlantico de Gobierno, in Madrid (v) founder and member of the board of Conselheira 101 and (vi) member of the advisory board of the city of Rio de Janeiro. His main work experiences in the last 5 years include working as: (i) Chief Financial Officer of the Rio 2016 Olympic and Paralympic Games Organizing Committee; (ii) Chairwoman of the Board of Neemu Internet; and (iii) Member and founder of Brunswick São Paulo. She worked for 18 years in several companies of the Globo Organizations. She has worked for the United Nations Development Programme and the World Bank in the USA and Africa.

Declaration of possible convictions
Mrs. Ana Paula Pessoa declared that, for all legal purposes, she has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying her from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mrs. Ana Paula Pessoa declared that she does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Gabriela Feffer Moll	CPF/Passport	315.806.998-98
Date of Birth	12/13/1983	Job	Administrator
Nationality	Brazilian	Elected by the controlling shareholder:	Yes
		Starting date of the first term of office	04/25/2022
		Election date	04/25/2024
Elected position held	Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	No	Term of office:	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Gabriela Feffer Moll has a degree in Hotel Administration, an Executive MBA from Fundação Dom Cabral and executive courses from Harvard University, Insper and Insead. She is currently a member of the Board of Directors and also is a member of the following non-statutory committees of the Company: (i) People Committee; (ii) Sustainability Committee; (iii) Management and Finance Committee; and (iv) Strategy and Innovation Committee. Mrs. Gabriela Moll also holds the following positions at other companies: (i) member of Bionexo's ESG and People Committee; (ii) member of ELF’s Committee; (iii) Officer of Suzano Holding S.A; (iv) Officer of Polpar S.A.; (v) Officer of IPLF Holding S.A.; and (vi) Officer of Premesa S.A. e (vii) Officer of Naman Capital Ltda. Her main work experiences over the last 5 years include (i) in 2010, she founded AG Sport, a consultancy specializing in devising and organizing major events; (ii) in 2015, she joined Dotz, working on business development and implementing a new 100% digital self-service model; (iii) at Suzano, starting in 2017, she led product communication and the digital transformation of the Paper and Packaging Unit. Also at Suzano, after its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger.

Exhibit 99.2

Declaration of possible convictions
Mrs. Gabriela Feffer Moll declared that, for all legal purposes, she has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying her from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mrs. Gabriela Feffer Moll declared that she does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Maria Priscila Rodini Vansetti Machado	CPF/Passport	036.618.448-22
Date of Birth	05/04/1958	Job	Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/26/2018
		Election date	04/25/2024
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	Yes	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Mrs. Priscila Vansetti has a degree in Agricultural Engineering from the Luiz de Queiróz School of Agricultural at the University of São Paulo (ESALQ/USP) and a specialization in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). She is a member of the Company’s Board of Directors, and is also a coordinator of the Sustainability Committee. Her main work experiences in the last years include: (i) (i) Biologicals & Business Vice President at Corteva AgrisciencesTM; (ii) Vice President of Strategy and Planning at Corteva AgrisciencesTM since January/2021; (ii) Global Director of Strategy and Business Development at Corteva AgrisciencesTM, in Indiana, when Dow and DuPont merged in September/2017; (iii) CEO of DuPont do Brasil and Vice-President of Latin America at DuPont Proteção de Cultivos (2015 and 2017); (iv) Global Director of Strategic Planning at DuPont Proteção de Cultivos (2014 and 2015); (v) Business Director at DuPont Canada (2008 and 2014). In 1996, she was transferred to Wilmington (Delaware, USA), where she held different positions in the Development and Marketing areas. She began her career at Dupont Brasil in 1981, in the agricultural division, assuming leadership positions in the Regulatory, Government Relations and Research & Development areas. In recent years Priscila has served on the Board of Directors of the American Chamber of Commerce (AmCham), the Brazilian Chemical Industry Association (ABIQUIM), the Agribusiness Council of FIESP and the Board of Directors of the Canadian Crop Protection Association (CropLife Canada).

Declaration of possible convictions
Mrs. Priscila Vansetti declared that, for all legal purposes, she has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying her from carrying out any professional or business activity.

Exhibit 99.2

Declaration of Politically Exposed Person (PEP)
Mrs. Priscila Vansetti declared that she does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Paulo Rogerio Caffarelli	CPF/Passport	442.887.279-87
Date of Birth	09/19/1965	Job	Executive
Nationality	Brazilian	Elected by the controlled shareholder	Yes
		Starting date of the first term of office	05/22/2020
		Election date	04/25/2024
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	Yes	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company

Exhibit 99.2

Paulo Rogerio Caffarelli has a Law degree from the Pontifical Catholic University of Curitiba – PUC Curitiba, a specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba), an MBA in Corporate Law and Finance (FGV/RJ) and a master’s degree in Business Management and Economics (University of Brasília). He is currently a member of the Board of Directors and the Company’s Statutory Audit Committee. Mr. Caffarelli also holds the following positions at other companies: (i) President of Banco BBC of the Simpar Group since October 2021. His main work experiences in the last 5 years include working as: (i) President of Cielo S.A. (ii) he joined Banco do Brasil in 1981 becoming Vice-President of Wholesale, International Business and Private Banking and Capital Markets (BB BI) from 2011 to 2014, and serving as President; (ii) Executive Secretary at the Ministry of Finance from February 2014 to February 2015; (iii) Corporate Executive Officer at Companhia Siderúrgica Nacional; (iv) he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização and Banco Votorantim; he was also a member of the Advisory Board of Febraban – Brazilian Federation of Banks.

Declaration of possible convictions
Mr. Paulo Rogerio Caffarelli declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Paulo Rogerio Caffarelli declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name:	Paulo Sergio Kakinoff	CPF/Passport	194.344.518-41
Date of Birth	09/06/1974	Job	Administrator
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/25/2022
		Election date	04/25/2024
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	Yes	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Paulo Sergio Kakinoff has a degree in Business Administration from Mackenzie University. He is currently a member of the Board of Directors and also is a member of the Non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. Mr. Paulo Kakinoff also holds the following positions at other companies: (i) Chief Executive Officer of Porto Seguro Companhia de Seguros Gerais; (ii) member of the Board of Directors of Grupo Vamos Locação de Caminhões, Máquinas e Equipamentos S/A S.A; (iii) member of the Board of Directors of Simpar S.A.; (iv) member of the Board of Directors of Cocal Energia; (v) member of the Board of Directors of MRV Engenharia e Participações S/A and (vi) member of the Governance Board and the Board of Directors of the non-profit organizations “Todos pela Educação” (focused on education) MBC (Competitive Brazil Movement), Bemtevi (Social Business) and President of “Pacto pelo Esporte” (focused on sports), respectively. His main work experiences in the last 5 years include (i) member of the Board of Directors of Porto Seguro from March 2020 to July 2023; (ii) member of the Board of Directors of GOL Linhas Aéreas S.A., since 2012; (iii) Chief Executive Officer of GOL Linhas Aéreas S.A. from July 2012 to July 2022; (ii) President of Audi Brasil until June 2012; (iii) Sales & Marketing Director of Volkswagen do Brasil and Executive Director for South America at the Volkswagen Group head office in Germany; (iv) member of the Board of Directors of Volkswagen Participações.

Declaration of possible convictions
Mr. Paulo Sergio Kakinoff declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner) and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Exhibit 99.2

Declaration of Politically Exposed Person (PEP)
Mr. Paulo Sergio Kakinoff declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name:	Rodrigo Calvo Galindo	CPF/Passport	622.153.291-49
Date of Birth	05/03/1976	Job	Administrator
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	05/22/2020
		Election date	04/25/2024
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	Yes	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Rodrigo Calvo Galindo has a degree in Law and a Master’s in Education from the Pontifical Catholic University of São Paulo – PUC. He is currently a member of the Company’s Board of Directors and also is a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. Mr. Galindo also holds the following positions at other companies: (i) CEO (Chief Executive Officer) of Cogna Educação S.A.; (ii) Chairman of the Board of Directors of Cogna Educação S.A; (iii) Chairman of the Board of Directors of Endeavor Brasil. He has worked in the management of educational institutions for over 29 years. His main work experiences in the last 5 years include working as: (i) Administrator of educational institutions; (ii) CEO of Cogna/Kroton Educacional; (iii) Operations Director and Higher Education Director of Kroton Educacional; (iv) CEO of the IUNI Educational Group; (v) Administrative Assistant Dean of the University of Cuiabá; (vi) member of the Board of Directors of Burger King Brasil; (vii) member of the Board of Directors of Clínica SIM; and (viii) member of the Board of Directors of Arezzo&Co.

Exhibit 99.2

Declaration of possible convictions
Mr. Rodrigo Calvo Galindo declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner) and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Rodrigo Calvo Galindo declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Walter Schalka	CPF/Passport:	060.533.238-02
Date of Birth	12/04/1960	Job:	Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	Not applicable
		Election date	04/25/2024
Elected position held	Member of the Board of Directors	Expected investiture date	04/25/2024
Independent Member	No	Term of office	Until AUG 2026 (2 years)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Walter Schalka has a degree in Engineering from the Instituto Tecnológico de Aeronáutica - ITA, and graduation degrees from Fundação Getúlio Vargas, IMD and Harvard Business School. He has been the Chief Executive Officer of Suzano S.A. since May 2013 (a position from which he resigned on February 28, 2024, with effect from July 1, 2024), and is also a member of the following non-statutory committees of the Company: (i) Management and Finance Committee and (ii) People Committee. Mr. Walter Schalka also holds the following positions at other companies: (i) member of the Board of Directors of FuturaGene Ltd; (ii) Officer of Itacel - Terminal de Celulose; (iii) Officer of Maxcel Empreendimentos e Participações S.A. (iv) member of the Board of Directors of Ibá - Industria Brasileira de Árvores; (v) member of Parceiros da Educação, a Non-Governmental Organization; (vi) member of the Decision-Making Body of Fundo Brasileiro para a Biodiversidade; (vii) member of the Advisory Board of EB Capital Gestão de Recursos Ltda; and (viii) member of the Board of Directors of Vibra Energia. His main work experiences in the last 5 years include working as: (i) Financial and Administrative Director of Dixie Lalekla; (ii) General Officer of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, of the Votorantim Group.

Exhibit 99.2

Declaration of possible convictions
Mr. Walter Schalka declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Walter Schalka declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2
Fiscal Council

Name	Eraldo Soares Peçanha	CPF/Passport	179.386.437-34
Date of Birth	09/21/1951	Job	Accountant
Nationality	Brazilian	Elected by the controlling shareholder	No
		Starting date of the first term of office	04/28/2017
		Election date	04/25/2024
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/25/2024
Independent Member	Not Applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Eraldo Soares Peçanha has a degree in Accounting and Business Management from Cândido Mendes University in Rio de Janeiro. He is currently a full member of the Company’s Fiscal Council. Mr. Eraldo also holds the following positions at other companies: (i) full member of the Fiscal Council of Cadam S.A; e (ii) member of the Audit Committee of Banco do Estado do Rio Grande do Sul. His main work experiences include working as: (i) Aracruz Celulose S.A. - Accounting and Internal Audit Manager and Controller (1974 to 1996); (ii) CSN-Cia. Siderúrgica Nacional - Controllership and IT Officer (1996 to 2003); (iii) Embratel S.A. - Controllership Officer and Corporate Governance Executive Officer (2003 to 2008); and (iv) Icatu Seguros S.A. - Executive Officer of Client Services (2008 to 2011). He has also served as a member of the Fiscal Council of publicly held corporations: Vale, Net Serviços de Comunicação, JBS, Ideiasnet and the closely held corporations: Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia; as alternate in the publicly held corporations: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy and Padtec Holding. He was also a member of the Fiscal Council of the private pension funds of some of the companies where he worked. Since 2012 he has been working as a consultant in the areas of Corporate Governance, Controllership and Accounting/Financial Processes & Systems.

Declaration of possible convictions
Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)

Exhibit 99.2

Mr. Eraldo Soares Peçanha declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.
Name	Luiz Augusto Marques Paes	CPF/Passport	045.320.388-47
Date of Birth	07/21/1961	Job	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/30/2004
		Election date	04/25/2024
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/25/2024
Independent Member	Not Applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Luiz Augusto Marques Paes has a Law degree from the Law School of the University of São Paulo – USP. He is currently an effective member of the Company’s Fiscal Council. Mr. Luiz Paes also holds the following positions at other companies: (i) effective member of the Fiscal Council of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.; (ii) effective member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (iii) effective member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (iv) member of the Audit Committee JSL S.A.; and (v) partner of the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal advice in the fields of Tax and Corporate Law.

Declaration of possible convictions

Exhibit 99.2

Mr. Luiz Augusto Marques Paes declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Luiz Augusto Marques Paes declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Rubens Barletta	CPF/Passport	397.909.328-04
Date of Birth	08/10/1946	Job	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office:	04/30/2004
		Election date	04/25/2024
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/25/2024
Independent Member	Not Applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Rubens Barletta has a Law degree from the São Bernardo do Campo Law School. He is currently an effective member of the Company’s Fiscal Council. Mr. Rubens Barletta also holds the following positions at other companies: (i) member of the Fiscal Council of Banco Alfa de Investimento S.A.; (ii) member of the Fiscal Council of Alfa Holdings S.A.; (iii) member of the Fiscal Council of Tegma Gestão Logística S.A.; and (iv) partner of the law firm Barletta e Schubert Sociedade de Advogados.

Declaration of possible convictions
Mr. Rubens Barletta declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Exhibit 99.2

Declaration of Politically Exposed Person (PEP)
Mr. Rubens Barletta declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Kurt Janos Toth	CPF/Passport	193.789.557-20
Date of Birth	10/30/1947	Job	Economist
Nationality	Brazilian	Elected by the controlling shareholder	No
		Starting date of the first term of office	04/28/2017
		Election date	04/25/2024
Elected position held	Alternate Member of the Fiscal Council	Expected investiture date	04/25/2024
Independent Member	Not Applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Kurt Janos Toth has a degree in Economics from the Fluminense Federal University and a graduation degree in Finance from the Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company’s Fiscal Council. His main work experiences in the last 5 years include working as member of the following Fiscal Councils: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2015 to 2017).

Declaration of possible convictions
Mr. Kurt Janos Toth declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Kurt Janos Toth declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2

Name	Luciano Douglas Colauto	CPF/Passport	129.559.468-42
Date of Birth:	09/07/1967	Job	Administrator
Nationality	Brazilian	Elected by the controlling shareholder	Yes
Elected position held	Alternate Member of the Fiscal Council	Starting date of the first term of office	Not applicable
		Election date	04/25/2024
		Expected investiture date	04/25/2024
Independent Member	Not applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Mr. Luciano Douglas Colauto holds a degree in Business Management from the Getúlio Vargas Foundation (EAESP-FGV) and a law degree from the Law School of the University of São Paulo (USP). He worked as a consultant at Arthur Andersen (auditing firm) from September 1988 to December 1991, and is currently a member at Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (consulting firm), which he joined in December 1991. He was an effective member of the Fiscal Council of Nordeste Química S.A. (NORQUISA between April 2003 and August 2004, of TECNISA S.A. between 2007 and 2017 and has been an effective member of the Fiscal Council of Cyrela S.A., JSL S.A. and Movida Participações S.A

Declaration of possible convictions
Mr. Luciano Douglas Colauto declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Exhibit 99.2

Declaration of Politically Exposed Person (PEP)
Mr. Luciano Douglas Colauto declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021, as amended and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Roberto Figueiredo Mello	CPF/Passport	532.755.358-20
Date of Birth	08/06/1948	Job	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/30/2004
		Election date	04/25/2024
Elected position held	Alternate Member of the Fiscal Council	Expected investiture date	04/25/2024
Independent Member	Not applicable	Term of office	Until AUG 2025 (1 year)

Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Roberto Figueiredo Mello has a Law degree from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding member of Pacaembu Serviços e Participações Ltda.

Declaration of possible convictions

Exhibit 99.2

Mr. Roberto Figueiredo Mello declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final and unappealable, any conviction or enforcement of a penalty in an administrative process (including CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and unappealable, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Roberto Figueiredo Mello declared that he does not meet the definition of a politically exposed person, under the CVM resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Exhibit 99.2
7.5. Inform the existence of a marital relationship, common-law marriage or kinship up to the second degree among:

a.Issuer’s administrators

Suzano S.A.
16.404.287/0001-55

Name and Position	CPF	Related person	CPF	Type of kinship
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Brother (2nd degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	Daughter (1st degree by blood)

Exhibit 99.2

Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Chairman of the Board of Directors of Suzano S.A .	882.739.628-49	Brother (2nd degree by blood)
Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Father (1st degree by blood)

b. (i) Company’s administrators and (ii) administrators of direct or indirect controlled companies of the Company

None.

c. (i) Company’s administrators or its direct or indirect controlled companies and (ii) direct or indirect controlling shareholders of the Company

Name and Position	CPF	Related person	CPF	Type of kinship
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Jorge Feffer Controlling Shareholder of Suzano S.A.	013.965.718-50	Brother (2nd degree by blood)

Exhibit 99.2

David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Ruben Feffer Controlling Shareholder of Suzano S.A.; and Indirect controlling shareholder through Suzano Holding S.A.	157.423.548-60	Brother (2nd degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Brother (2nd degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Controlling Shareholder of Suzano S.A.	882.739.628-49	Brother (2nd degree by blood)

Exhibit 99.2

Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Jorge Feffer Controlling Shareholder of Suzano S.A.	013.965.718-50	Brother (2nd degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Ruben Feffer Controlling Shareholder of Suzano S.A.; and Indirect controlling shareholder through Suzano Holding S.A.	157.423.548-60	Brother (2nd degree by blood)

d. (i) Company’s administrators and (ii) administrators of direct and indirect controlling companies of the Company

Exhibit 99.2

Name and Position	CPF	Related person	CPF	Type of kinship
Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	David Feffer Chief Executive Officer of Suzano Holding S.A.	882.739.628-49	Father (1st degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Chief Executive Officer of Suzano Holding S.A.	882.739.628-49	Brother (2nd degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Gabriela Feffer Moll Officer of Suzano Holding S.A.	315.806.998-98	Daughter (1st degree by blood)

Exhibit 99.2
7.6. Inform about the relationships of subordination, service provision or control maintained in the last 3 fiscal years among the issuer’s administrators and:

a) company directly or indirectly controlled by the issuer, with the exception of those in which the issuer directly or indirectly holds all the share capital

None.

b) direct or indirect controlling shareholder of the Company

Fiscal Year 12/31/2023

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related person
Position/Function
David Feffer	882.739.628-49	Control and Subordination	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Sustainability Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Management and Finance Committee of Suzano S.A.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Chief Executive Officer and Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
.Suzano Holding S.A.	60.651.809/0001-05
Controlling Shareholder
Gabriela Feffer Moll	315.806.998-98	Subordination	Direct Controlling Shareholder
Member of the Board of Directors of Suzano S.A.

Exhibit 99.2

Related Person
Suzano Holding S.A.	60.651.809/0001-05
Officer of Suzano Holding S.A
David Feffer	882.739.628-49	Control	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Sustainability Committee and Member of the People Committee of Suzano S.A.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder

Fiscal Year 12/31/2022

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related person
Position/Function
David Feffer	882.739.628-49	Control and Subordination	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Sustainability Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Management and Finance Committee of Suzano S.A.
Related Person

Exhibit 99.2

Suzano Holding S.A.	60.651.809/0001-05
Chief Executive Officer and Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Controlling Shareholder
Gabriela Feffer Moll	315.806.998-98	Subordination	Direct Controlling Shareholder
Member of the Board of Directors of Suzano S.A.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Officer of Suzano Holding S.A.
David Feffer	882.739.628-49	Control	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Sustainability Committee and Member of the People Committee of Suzano S.A.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person

Exhibit 99.2

Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder

Fiscal Year 12/31/2021

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related person
Position/Function
David Feffer	882.739.628-49	Control and Subordination	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Sustainability Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Management and Finance Committee of Suzano S.A.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Chief Executive Officer and Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Controlling Shareholder
Gabriela Feffer Moll	315.806.998-98	Subordination	Direct Controlling Shareholder
Member of the Board of Directors of Suzano S.A.
Related Person
Suzano Holding S.A.	60.651.809/0001-05

Exhibit 99.2

Officer of Suzano Holding S.A.
David Feffer	882.739.628-49	Control	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Sustainability Committee and Member of the People Committee of Suzano S.A.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder

a) if relevant, supplier, client, borrower or lender of the Company, its controlled company or the controlling companies or controlled companies of any of these persons.

None

Exhibit 99.2
V.    Management Compensation (Section 8 - RCVM 80/22)
8.1 - Compensation policy or practice

(a)    Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, date of approval, and, if the issuer discloses the policy, locations on the World Wide Web where the document can be consulted.

The Company’s compensation policy was approved at a Meeting of the Company’s Board of Directors held on February 09, 2022, at 11:45 a.m., and aims to attract and retain professionals who are aligned with its principles and values and with the shareholders’ objectives (“Compensation Policy”).

To this end, the Company bases its Compensation Policy on monitoring the external environment and annually compares its salary scale with reference markets, composed of companies that compete in the segments in which it operates, Brazilian multinational companies, publicly-held companies, or companies that have a compensation strategy similar to that of the Company.

The Company’s Compensation Policy aims to establish a strategy of constant search for attracting and retaining talents who can add value to its activities and, thereby, generate greater profitability for its shareholders. The compensation proposed by the Company to the Board of Directors, the Executive Board, and key employees of the Company who have direct or indirect and active responsibility in the Company’s long-term strategy is based on the offering of compensation plans related to the value of the Company’s shares in the market. This strategy, in addition to allowing such talents to be remunerated competitively with the market, imbues these managers and executives with a greater sense of ownership to the extent that the appreciation of the shares represents a personal gain, while an eventual depreciation of the value of the shares in the market can mean a relevant impact on their compensation.

The Company also practices, concerning short-term variable compensation, the distribution of profit sharing based on targets that are aligned with the Company’s strategy and that are appropriate for each category of its employees.

Both programs aim to encourage the Company’s expansion and the achievement of established business goals, based on the creation of incentives aimed at greater alignment of our executives, managers, and employees with the Company’s objectives.

It is also worth highlighting the formalization and approval, at the Board of Directors Meeting held on November 30, 2023, of the Clawback Policy applicable to the Company’s management, in compliance with the recent requirement of The New York Stock Exchange – NYSE, stock exchange on which the American depositary receipts (ADRs) issued by the Company are listed in the United States (“Clawback Policy”). Said Policy describes the circumstances in which Executive Directors, as defined therein, will be required to pay or return to the Company compensations granted in error (i.e., which exceed the amount that would otherwise have been defined as compensation amount, due to the verification of certain accounting reformulations), under the rules and conditions established therein. The Company already voluntarily adopted a similar mechanism through the “Malus” and “Clawback” clauses, provided in the Compensation Policy and which remain in force. In this regard, the adoption of the Clawback Policy this year represented an evolution of governance concerning the rules relating to the compensation of its managers.

The Company’s Compensation and Clawback Policies are available on the Company’s investor relations website (https://ri.suzano.com.br) and the CVM website (https://sistemas.cvm.gov.br/).

(b)    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board

i. the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

Exhibit 99.2

Participating in the decision-making process related to the definition of the individual compensation of the Board of Directors and the Executive Board are the Company’s Annual General Meeting, which sets the overall amount of compensation for such bodies, the Appointment and Compensation Committee, with advice from the Company’s Expertise-Compensation area, and the Board of Directors, which decides on setting the individual compensation of the members of such bodies. The procedure adopted by the Company to establish the individual compensation of members of the Board of Directors and the Executive Board is now described below:

The Board of Directors designates an Appointment and Compensation Committee whose function is to individualize the overall amount of the compensation of Directors and Officers approved at the Annual Shareholder’s Meeting, observing market research carried out by consulting firms. Additionally, the Appointment and Compensation Committee takes into account in the proposal for individualizing the overall amount of compensation, the amounts eventually approved by the Board of Directors regarding grants of Performance Shares or Phantom Shares, concerning the members of the Board of Directors and the Executive Board who are eventually considered Beneficiaries of the Phantom Shares Plan and/or the Performance Shares Plan, as applicable, under the terms of the Programs. Information on the aforementioned Plans is detailed in item 8.4 below.

Thus, the Nomination and Compensation Committee is a body that reports to the Board of Directors and has its activities advised by the Company’s Expertise-Compensation area. The Appointment and Compensation Committee meetings are called annually, before the Board of Directors’ Meeting that decides on individualization of the overall compensation approved at the Annual General Meeting for the current fiscal year.
Based on the proposal presented by the Appointment and Compensation Committee, it is therefore up to the Board of Directors to approve, annually, the individualization of compensation for members of the Board of Directors and the Executive Board, in compliance with the terms approved at the respective Annual General Meeting, the Policies and Company Compensation Plans and applicable law and regulations.

The Nomination and Compensation Committee is currently formed by one (1) member of the Board of Directors and two (2) non-management members who have experience in Executive and Board of Directors Compensation and are not linked to any consulting companies that carry out the aforementioned market research. The members of the Nomination and Compensation Committee are selected based on nominations by the Board of Directors, being submitted to interviews by the Committee Coordinator. The selection process of the members assesses their independence from the Company itself and the contracted consultants, and the technical knowledge of the members in executive compensation (Executive Board and Board of Directors).

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies

The total compensation of managers is established by market standards, based on research carried out by renowned consulting firms specializing in the subject.

A survey is conducted annually by a renowned consulting firm to define criteria and compare compensation for the Board of Directors, Fiscal Council, and Committees.

Korn Ferry consultancy analyzes the main practices and trends of a group of large companies with characteristics and size comparable to the Company, taking into account the time spent by the Directors, monthly compensation, total fees considering short- and long-term compensation and participation in other committees, in addition to which benefits are granted in these organizations.

iii. how often and in what way does the board of directors assess the adequacy of the issuer’s compensation policy

Exhibit 99.2
Annually, the Appointment and Compensation Committee evaluates the data received from the surveys carried out by Korn Ferry and verifies the need to adapt or review the compensation policy, seeking to maintain a balance with the companies being compared and attractiveness in the search for Directors suitable to the complexity of their roles in the Company.

(c)    Compensation Breakdown

(i)    Description of the several elements that breakdown the compensation, including, concerning each one of them:

•Their objectives and alignment with the issuer’s short, medium, and long-term interests

The following are considered as elements of compensation:

•Annual fixed compensation: includes salary or pro-labore, direct and indirect benefits, and compensation for participation in committees, among others, with the objective of reward in the short term.
•Short-term variable compensation: covers the payment of bonuses, charges, and profit sharing, to reward the achievement of goals set in a short-term view. The definition of such goals is aligned with the Company’s strategic objectives that mainly aim at the financial health of the business, operational optimization, and acceptance of ESG (Environment, Social, and Governance) aspects
•Share-based compensation: long-term incentive program that covers (i) the Phantom Shares Plan, (ii) the still active grants of the SAR Plan (Share Appreciation Rights), and (iii) the Performance Share Plan, with the objective of long-term rewards. Such plans have as one of their main pillars to propose to the executive the recurrent search for the company’s growth, to generate greater alignment with the shareholders’ interests and the perpetuity of the Company in a long-term view. The Company’s variable compensation concerning the SAR Plan (Share Appreciation Rights) only includes the settlement of programs still in force in 2024, considering that the Company’s management has discontinued the use of this instrument, maintaining only the Performance Share and Phantom Shares Plan, in the format proposed for shareholder approval at the Annual and Extraordinary General Meeting on April 25, 2024.
•Post-employment benefits: covers private pension, with the objective of assistance after the termination of the relationship with the Company.
•Benefits motivated by the cessation of the exercise of the position: none

The application of these elements, as well as their objectives and their alignment concerning the Company’s short, medium, and long-term interests, are detailed below:

Board of Directors

Fixed compensation

The members of the Board of Directors are only entitled to a fixed compensation, which is established under market standards and aims to reward, attract, and retain Directors who add value to the Company’s results.

In turn, Directors who are permanently dedicated and who are also part of Advisory Committees to the Board of Directors, in addition to fixed compensation, are eligible to receive additional fees due to such participation in the committees.

It is important to emphasize that, although the Board of Directors is a collegiate body, the compensation values of its members do not necessarily need to be uniform, since their determination must take into account subjective criteria, e.g. (i) the level of the professional’s responsibilities, (ii) their training and competence, (iii) the possible accumulation of positions and functions in the Company and (iv) the value of their services in the market. Thus, to ensure isonomy and equality, different amounts may be practiced as compensation for each of the directors, in the interests of the Company, as shown above.

Exhibit 99.2

Variable compensation

Members of the Board of Directors are eligible to participate in the Performance Share Plan, which, through the Performance Shares grant mechanism, rewards executives for achieving goals based on performance indicators and/or metrics of strategic priority for the Company, determined in said Plan, which support the Company’s medium and long-term strategic objectives.

The Performance Share Plan acts to align directors with shareholders’ purposes and the Company’s sustainability.

Both the fixed and the long-term variable compensation of the members of the Executive Board are established, under the market standards, through surveys conducted by renowned consultancies specialized in the subject.

Benefits

Members of the Board of Directors who do not have permanent dedication are not entitled to any benefit.

Concerning the members of the Board of Directors who are permanently dedicated, the Company grants a life insurance benefit.

Executive Board of Officers

Fixed compensation

The members of the Executive Board are only entitled to a fixed compensation, which is established by market standards and aims to reward, attract, and retain executives who add value to the Company’s results.

Variable compensation

The members of the Executive Board are entitled to variable compensation and are eligible to participate in short-term incentive plans, including the payment of bonuses, charges, and profit sharing, as a form of reward for achieving goals that support the Company’s short-term strategy.

Additionally, the members of the Executive Board are eligible to participate (i) in the Phantom Shares Plan, which, through a mechanism for granting the right to receive the profitability of gains related to the Company’s amount generation, reflected in the appreciation of the price of shares issued by it (Phantom Shares), it rewards executives for achieving the Company’s performance results that support the Company’s medium and long-term strategic purposes; and (ii) in the Performance Share Plan, which, through the Performance Shares grant mechanism, rewards executives for achieving goals based on performance indicators and/or strategic priority metrics for the Company, determined in said Plan, which support the Company’s medium and long-term strategic purposes.

Both parts of the variable compensation are designed to align the executives with the shareholders’ purposes and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Executive Board are established, under market standards, through surveys conducted by renowned consultancies specialized in the subject.

Benefits

The Company grants the following benefits to members of the Executive Board: food vouchers, meal vouchers, group life insurance, life insurance for personal accidents, private pension, health check-ups, health plans, and dental plans.

Exhibit 99.2
As well as the compensation, the benefits offered also follow market standards through research conducted by a renowned consultancy specializing in the subject.

Fiscal Council

The Company’s Fiscal Council is not permanent and, when installed, is composed of independent professionals.

Fixed compensation

The compensation policy of its members follows the existing legislation, which provides for compensation of at least 10% of the fixed compensation, on average, attributed to the members of the Statutory Executive Board, not counting the benefits, representation allowances, and profit sharing distributed to the other officers.

Variable compensation

The members of the Fiscal Council are not eligible to receive any variable compensation.

Benefits

The Company makes the mandatory reimbursement of travel and accommodation expenses necessary for the performance of the function, under the existing legislation.

Except for reimbursement of expenses, members of the Fiscal Council are not eligible to receive benefits.

Committees

Fixed compensation

The members of the Company’s committees are eligible for a fixed compensation that cannot exceed, in aggregate, the maximum amount defined by the Company’s management based on market research.

Variable compensation

The members of the Company’s committees are not eligible to receive variable compensation.

Benefits

The members of the Company’s committees are not eligible to receive benefits.

•Their proportion in the total compensation in the last 3 fiscal years

In the last three fiscal years, the members of the Board of Directors without permanent dedication and the members of the Fiscal Council received their respective fixed compensation and did not receive any portion of variable compensation, share-based compensation, or post-employment benefits.

As for members of the Board of Directors with permanent dedication, the table below indicates the percentage of the fixed and variable compensation applicable to the period, with no share-based compensation.

Fiscal Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)	Long-Term Variable Compensation (3)
2023	%	%	%
2022	100%	n/a	n/a
2021	100%	n/a	n/a
(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits, and post-employment).
(2) Short-term variable compensation (bonuses, charges, and profit sharing).

Exhibit 99.2
(3) Long-term variable compensation (share-based).

Regarding the Executive Board, the table below indicates the percentage of the fixed compensation portion (salaries/management fees, direct and indirect and post-employment benefits), the short-term variable (bonus and profit sharing), and the long-term variable compensation (share-based):

Fiscal Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)	Long-Term Variable Compensation (3)
2023	35%	25%	40%
2022	39%	15%	46%
2021	32%	15%	53%
(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits, and post-employment).
(2) Short-term variable compensation (bonuses, charges, and profit sharing).
(3) Long-term variable compensation (share-based).

These percentages may vary depending on the result of the indicators that guide the variable compensation.

•Its methodology for calculating and adjusting

The amounts of compensation paid by the Company to members of the Executive Board, Board, and Committees are periodically compared with the amounts paid by the market, especially by competing companies in the segments in which the Company operates, Brazilian multinational companies, publicly-held companies or companies that have a compensation strategy similar to that practiced by the Company, according to guidelines established by the compensation strategy, through research carried out by renowned external consultants specialized in the subject, to determine the degree of competitiveness and, if necessary, assess the need to propose adjustments in some component of the compensation that is misaligned.

•Key performance indicators that are taken into account therein, including, if applicable, indicators linked to ESG issues

For the fixed portion of the compensation, market research and the relative positioning of the compensation concerning this market are considered.

The variable installments (variable compensation and share-based compensation) are based on indicators that demonstrate support for the Company’s strategy.

The indicators used to determine individual performance are:

- Working capital, including inventories and payment terms;
- Equity raising and debt;
- Compliance with defined critical activities;
- Compliance with the budget within the defined limits;
- Fixed, variable and marketing costs;
- Effective availability of planting areas;
- Company’s net debt and cost;
- EBITDA;
- Effective preparation and presentation of a business plan;
- Execution of steps related to innovation actions;
- Effective closing of contracts;
- Free cash flow;
- Effective implementation of planned activities;
- Operational integrations of acquired companies;
- Maintenance of an adequate capital structure;
- Contribution margin;
- Pulp and paper production levels;
- Operating Cash Generation;
- Investment analysis through net present value, project return rates and payback;
- Analysis of forest operating, industrial, and logistics efficiency;

Exhibit 99.2
- Acceptance of ESG (Environment, Social, and Governance) aspects, such as Diversity and Inclusion, Taking people out of the poverty line and having new beneficiaries in income generation programs, Carbon Credit Projects, and Compliance with SOX regulations and internal controls, among others.

For the post-employment benefit, market research and the relative positioning of its practice in this same market are also taken into consideration.

(ii)    reasons that justify the composition of the compensation

We seek to align the composition of our compensation with the proportions practiced by the market and these are also dimensioned to achieve the objective of the compensation strategy regarding the positioning of total compensation above the average of this selected market.

(iii)    the existence of members not remunerated by the issuer and the reason for this fact

There are no unpaid members.

(d)    existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders

The compensation of managers who occupy a position in the management of controlled companies, for the functions performed in them, received from such companies, is not submitted to the resolution of the Company’s General Meeting, and, therefore, such amount is not included in the amounts disclosed in section 8.2 of this Reference Form.

Board of Directors

There are members of the Board of Directors who, within the scope of their respective participation in the Board of Directors and/or Executive Board of Suzano Holding S.A., also have fixed and variable compensation (bonus and profit sharing) paid directly by these companies, Suzano Holding S.A. is the direct parent of the Company.

Executive Board of Officers

There are members of the Executive Board who receive fixed compensation from Ibema Companhia Brasileira de Papel, a company directly controlled by the Company, as fees for participating in the Board of Directors, according to the amounts highlighted in item 8.19.

Fiscal Council

There are no members of the Fiscal Council whose compensation is supported by subsidiaries, controlled companies, or direct or indirect controllers.

Committees

Among the members of the non-statutory Committees, some members also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, given their participation in the Board of Directors and/or Executive Board of Suzano Holding S.A.

(e)    existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Currently, there is no compensation or benefit for management members linked to the occurrence of a certain corporate event.

Exhibit 99.2
8.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total expected compensation for the current Fiscal Year 12/31/2024 - Annual Values
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	7.25	3.00	19.25
Number of paid members	9.00	7.25	3.00	19.25
Annual fixed compensation	14,777,480.60	23,257,452.77	1,135,441.41	39,170,374.78
Salary or pro-labore	10,268,864.00	22,303,656.80	1,135,441.41	33,707,962.21
Direct and indirect benefits	26,616.60	953,795.97	0.00	980,412.57
Participation in committees	4,482,000.00	0.00	0.00	4,482,000.00
Description of other fixed compensation
Variable compensation	0.00	19,740,000.00	0.00	19,740,000.00
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	19,740,000.00	0.00	19,740,000.00
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	691,393.43	0.00	691,393.43
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	5,550,559.61	142,092,844.85	0.00	147,643,404.46
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total Compensation	20,328,040.21	185,781,691.05	1,135,441.41	207,245,172.67

Exhibit 99.2

Total compensation for the Fiscal Year ended on 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	7.00	3.00	19.00
Number of paid members	9.00	7.00	3.00	19.00
Annual fixed compensation	13,020,197.90	27,969,578.20	1,066,800.00	42,056,576.10
Salary or pro-labore	9,285,259.00	26,307,936.77	1,066,800.00	36,659,995.77
Direct and indirect benefits	25,926.94	1,661,641.43	0.00	1,687,568.37
Participation in committees	3,709,011.96	0.00	0.00	3,709,011.96
Description of other fixed compensation
Variable compensation	0.00	24,094,548.47	0.00	24,094,548.47
Bonus	0.00	12,000,000.00	0.00	12,000,000.00
Profit sharing	0.00	12,094,548.47	0.00	12,094,548.47
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	598,412.60	0.00	598,412.60
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	2,666,666.67	39,463,601.51	0.00	42,130,268.18
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total Compensation	15,686,864.57	92,126,140.78	1,066,800.00	108,879,805.35

Exhibit 99.2

Total compensation for the Fiscal Year ended on 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.33	7.00	3.00	19.33
Number of paid members	9.33	7.00	3.00	19.33
Annual fixed compensation	15,911,411.10	25,029,431.26	987,600.00	41,928,442.36
Salary or pro-labore	10,590,794.50	24,505,063.37	987,600.00	36,083,457.87
Direct and indirect benefits	26,616.60	524,367.89	0.00	550,984.49
Participation in committees	5,294,000.00	0.00	0.00	5,294,000.00
Description of other fixed compensation
Variable compensation	0.00	11,580,965.24	0.00	11,580,965.24
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	11,580,965.24	0.00	11,580,965.24
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	548,472.12	0.00	548,472.12
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	36,315,154.05	0.00	36,315,154.05
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total Compensation	15,911,411.10	73,474,022.67	987,600.00	90,373,033.77

Exhibit 99.2

Total compensation for the Fiscal Year ended on 12/31/2021 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	10.00	7.08	3.00	20.08
Annual fixed compensation	16,803,220.60	23,018,906.01	882,000.00	40,704,126.61
Salary or pro-labore	11,053,936.00	22,668,904.18	882,000.00	34,604,840.18
Direct and indirect benefits	26,616.60	350,001.83	0.00	376,618.43
Participation in committees	5,722,668.00	0.00	0.00	5,722,688.00
Description of other fixed compensation
Variable compensation	0.00	12,991,759.07	0.00	12,991,759.07
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	12,991,759.07	0.00	12,991,759.07
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	503,011.44	0.00	503,011.44
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	47,274,890.38	0.00	47,574,890.38
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total Compensation	16,803,220.60	83,788,566.90	882,000.00	101,473,787.50

Exhibit 99.2
8.3 - Variable compensation

Forecast for the current fiscal year (2024)

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.00	7.25	3.00	19.25
Number of paid members	0.00	6.75	0.00	6.75
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	19,740,000.00	N/A	19,740,000.00
Amount provided for in the compensation plan – targets achieved	N/A	12,950,000.00	N/A	12,950,000.00

Fiscal year ended on 12/31/2023

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.00	7.00	3.00	19.00
Number of paid members	0.00	7.00	0.00	7.00
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	12,000,000.00	N/A	12,000,000.00
Profit sharing
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	16,591,901.39	N/A	16,591,901.39
Amount provided for in the compensation plan – targets achieved	N/A	9,448,699.75	N/A	9,448,699.75
Amount effectively recognized in the result	N/A	12,094,548.47	N/A	12,094,548.47

Exhibit 99.2

Fiscal year ended on 12/31/2022

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	9.33	7.00	3.00	19.33
Number of paid members	0.00	6.00	0.00	6.00
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the result	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	-	N/A	-
Maximum amount provided for in the compensation plan	N/A	15,179,929.00	N/A	15,179,929.00
Amount provided for in the compensation plan – targets achieved	N/A	8,644,614.50	N/A	8,644,614.50
Amount effectively recognized in the result	N/A	11,580,965.24	N/A	11,580,965.24

Fiscal year ended on 12/31/2021

Exhibit 99.2

Body	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	0.00	6.08	0.00	6.08
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the fiscal year	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	13,978,040.69	N/A	13,978,040.69
Amount provided for in the compensation plan – targets achieved	N/A	7,960,167.22	N/A	7,960,167.22
Amount effectively recognized in the fiscal year	N/A	12,991,759.07	N/A	12,991,759.07

Exhibit 99.2
8.4. Share-based compensation plan for the board of directors and statutory executive board

a)    General terms and conditions

Until 2023, the Company had three Long-Term Incentive plans based on shares: (i) the Phantom Share Plan, (ii) the SAR Plan (Share Appreciation Rights), and (iii) the Performance Share Plan.

In 2024, the Company’s management decided to discontinue the SAR Plan, and, aiming to continue the Company’s purposes of (i) aligning the interests of managers with the interests of the Company and its shareholders; (ii) attracting, rewarding, retaining and encourage them to conduct the Company’s business sustainably, within appropriate risk limits and aligned with the interests of shareholders; and (iii) grant them a financial incentive, the Company’s management proposed to the 2024 Annual and Extraordinary General Meeting, the improvement of the modeling of the Performance Share Plan and the Phantom Shares Plan through the approval of two new plans.

The Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws, as well as the guidelines established by the General Meeting and the Board of Directors, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, including delegating the execution of the Plans to the Executive Board or the Company’s human resources area.

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

For its main executives and key members among its employees, the Company has the SAR (Share Appreciation Rights, or Share Value Appreciation Plan) (“SAR Plan”).

The determination of the number of phantom shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple, and the average of the last 90 quotations of the Company’s share on B3 before the grant date.

The beneficiary must invest five (5%) of the total amount corresponding to the number of phantom share options at the time of grant and twenty (20%) after three (3) years to effect the acquisition of the option.

The Vesting Period of the plan corresponds to three (3) years from the grant date, with a lock-up period of 6 months. Upon completion of the lock-up period, the beneficiary may exercise the plan within the exercise window of up to 2 (years) after the Vesting Period ends.

The calculation of the program at the time of redemption considers (i) the shares granted (ii) the average of the last 90 quotations of the company’s share on B3 before the first day of the program’s redemption window and (iii) the measurement of the Total Shareholder Return, performance indicator mechanism related to shareholder return, used to measure the performance of shares of different companies in a given period, combining the share price of equivalents, to demonstrate the return provided to the shareholder.

The share value at the time of redemption is multiplied by the TSR observed in the period (which varies between 75% and 125%), depending on the performance of the SUZB3 share concerning the shares of competing companies.

Phantom Share Plan

The terms defined below refer to the definitions provided in the draft of the Phantom Share Plan.

Members of the statutory and non-statutory Board of Directors and key employees of the Company are eligible to be Beneficiaries of the Plan.

The Board of Directors may approve grants of Phantom Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective Programs and Grant Agreements. Each Phantom Share grants its holder a pecuniary right referenced to the market value of one (1) share issued by the Company.

Exhibit 99.2

The determination of the number of Phantom Shares to be granted to each Beneficiary is calculated based on (i) a financial amount attributed based on (a) the reference salary and salary multiple of the Beneficiary; or (b) financial references linked to grouping of the Beneficiary’s position; and (ii) the amount in reais per share, considering the average quotation of the Reference Shares in up to 90 trading days of the stock exchange market of B3 before the Grant Date.

The Beneficiary may only exercise the rights related to the Phantom Shares that will be granted to them, as specified in the Plan and detailed in each Program and Agreement, during the Exercise Period, once the Vesting Period and the other conditions provided in the Plan, and in the respective Programs and the Grant Agreements are complied with, so that the grant of Phantom Shares in itself does not ensure to the Beneficiary any rights on such Phantom Shares, including, but not limited to, their exercise and settlement.

The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Phantom Shares.

The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Vesting Period.

The Settlement of Phantom Shares will be made through the payment in cash to the Beneficiary of the Redemption Amount, calculated by multiplying the (i) Number of Phantom Shares granted; by (ii) quotation of the Reference Shares determined by the average of up to 90 trading sessions of the B3 stock exchange market, to be defined in each Program, counting from the close of the last trading session preceding the Settlement, and may also be included the TSR or another strategic priority metrics for the Company during the course of each Program as a multiplier factor included in the calculation of the Redemption Amount.

For the purpose of the Phantom Share Plan, TSR means the performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

The Board of Directors shall approve, at its sole discretion, based on the Committee’s recommendation and in compliance with the provisions of the Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom rights relating to the Phantom Shares will be granted, (ii) the number of Phantom Shares object of granting to each Beneficiary; (ii) the conditions for the exercise of the rights relating to the Phantom Shares, as well as the change or modification of such conditions where necessary or convenient, according to the terms and principles of the Plan and the provisions of the respective Agreements; (iv) the Vesting Period and the Exercise Period of rights relating to the Phantom Shares to each Beneficiary; and (v) the other terms and conditions related to the granting and exercise of the rights related to the Phantom Shares by the Beneficiaries.

The Company’s Board of Directors may, in strictly exceptional situations and to preserve the best interests of the Company, establish conditions other than those provided for in the Plan for grants of Phantom Shares considered extraordinary, such as when negotiating an entry bonus to hire members of the statutory and non-statutory Board of Officers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company.

Performance Share Plan

The terms defined below refer to the definitions provided in the draft of the Performance Share Plan.

The Company’s Board of Directors may approve the grant of Performance Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective Programs and Grant Agreements. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered

Exhibit 99.2
to the Beneficiary, once the conditions established in the Plan and the respective Program and Agreement have been met.

The number of Performance Shares to be granted to each Beneficiary will be defined by the Company’s Board of Directors, always respecting the Global Limit and, if applicable, the Extraordinary Limit and the number of Performance Shares that will be delivered will depend on the achievement of the respective Targets calculated after the Vesting Period, in compliance with the respective Programs and Agreements.

The amount of Performance Shares subject to the grant will first be stipulated in financial terms, and subsequently converted into several Performance Shares, based on the average price of the common shares issued by the Company in up to ninety (90) trading sessions of the B3 stock exchange market, to be defined in each Program, before the Grant Date.

Targets established for the granting of Performance Shares to Beneficiaries will be approved by the Board of Directors, based on TSR performance indicators and/or strategic priority metrics for the Company during each Program.

For the purpose of the Performance Share Plan, TSR means the performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date.

The Board of Directors shall approve, at its sole discretion, based on the Committee’s recommendation and in compliance with the provisions of the Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom the right to receive Performance Shares will be granted, (ii) the number of Performance Shares to be granted, which may be a maximum amount or a reference value, respecting the Overall Limit; (iii) the Targets and other conditions for acquiring the right to receive Performance Shares, and (iv) the change or modification of such Targets and conditions when necessary or convenient, observing the terms and principles of the Plan and the provisions of the respective Agreements.

The Company’s Board of Directors may, in strictly exceptional situations and to preserve the best interests of the Company, establish conditions other than those provided for in this Plan for grants of Performance Shares considered extraordinary, such as when negotiating an entry bonus to hire managers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Performance Shares Extraordinary Grants”).

b)Approval date and responsible body

The Company’s Long-Term Incentive plans were approved by Suzano S.A.’s corporate governance bodies, and the new versions of the Performance Share Plan and the Phantom Share Plan were submitted for approval at the Annual and Extraordinary General Meeting of April 25, 2024.

c)Maximum number of shares covered

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

Not applicable, given that it is a Plan with an exclusive settlement.

Phantom Share Plan

Not applicable, given that it is a Plan with an exclusive settlement.

Each Phantom Share grants its Beneficiary a pecuniary right, which considers one (1) share issued by the Company, representing its share capital, as a reference unit for calculating the value to be allocated to it due to the Settlement of the respective Phantom Share (i.e., Redemption Amount) during the Exercise Period. The annual limit of Phantom Shares to be

Exhibit 99.2
granted will be defined by the Board of Directors, in compliance with the overall compensation limit annually approved at the Annual General Meeting.

Performance Share Plan

For the Performance Share Plan, under the Plan, may be delivered to the Beneficiaries shares representing a maximum of two percent (2%) of the Company’s total issued shares on the date of approval of the Plan, an amount that may be adjusted due to changes in the number, type, and class of shares of the Company as a result of bonuses, splits, reverse splits, or conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, or even in the case of eventual declarations of proceeds during the Vesting Period (“Overall Limit”).

The Performance Shares Extraordinary Grants may not exceed the limit of three tenths of a percent (0.3%) of the of the Company’s total issued shares on the approval date of the Plan, always respecting the Overall Limit (“Extraordinary Limit”).

Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Grant Agreement have been met.

d)Maximum number of options to be granted

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

The maximum number of shares to be granted to each beneficiary is defined by taking as a reference the beneficiary’s salary, a salary multiple according to the level of the position, and the average of the last 90 quotations of the Company’s share on B3.

Phantom Share Plan

Not applicable, as the Plan does not include the granting of options.

Performance Share Plan

Not applicable, as the Plan does not include the granting of options.

e)Share acquisition conditions

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

The beneficiary will be entitled to exercise the plan if he/she maintains the employment relationship on the date of payment, has fulfilled the Vesting Period and lock-up of the program, and has made the due investments stipulated in the contract.

The beneficiary must invest five (5%) of the total amount corresponding to the number of phantom share options at the time of grant and twenty (20%) after three (3) years to effect the acquisition of the option.

The Vesting Period of the plan corresponds to three (3) years from the grant date, with a lock-up period of 6 months. Upon completion of the lock-up period, the beneficiary may exercise the plan within the exercise window of up to 2 (years) after the Vesting Period ends.

Phantom Share Plan

This is a Plan with an exclusive settlement.

The Beneficiary will only be able to exercise the rights regarding the Phantom Shares granted to him/her, and the Company will only have the obligation to settle the Phantom Shares granted to the Beneficiaries, during the Exercise Period, upon verification of compliance with all requirements, and conditions and procedures established in the Plan, and in the respective Programs and Grant Agreements, including but not limited to the Vesting Period, so that the granting of the revocable right to receive the Redemption Amount of Phantom Shares in itself

Exhibit 99.2
does not guarantee the Beneficiary any rights over such Phantom Shares, including but not limited to their exercise and Liquidation.

The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Phantom Shares.

Performance Share Plan

The transfer of Performance Shares to the Beneficiary will only occur with the implementation of the conditions and deadlines set out in the Plan, Programs, and Grant Agreements, and, also, in compliance with the prohibition periods and other conditions established in the Company’s Securities Policy, including compliance with the Vesting Period and the achievement of the Targets assigned under the terms of the respective Programs and Grant Agreements, so that the granting of the right to receive Performance Shares in itself does not guarantee the Beneficiary any rights over such Performance Shares, or even represent the guarantee of their receipt.

The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Performance Shares.

Targets are established based on TSR performance indicators and/or strategic priority metrics for the Company during each Program.

f)Criteria for setting the acquisition or exercise price

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

The exercise price corresponds to each SAR (phantom option), at which the beneficiaries may exercise his/her option.

VR = [VMA – Pe] x TSR x Number of phantom shares, being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions, counting from the closing of the last trading day preceding the settlement date.

Pe = twenty (20%) of the total amount corresponding to the number of phantom share options at the time of grant

TSR = percentage linked to the Company’s performance concerning its competitors, which can vary from 75% to 125%, when applicable.

Phantom Share Plan

Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and Settlement of Phantom Shares being carried out without consideration.

The Redemption Amount is calculated under the formula described in item “h” below.

Performance Share Plan

Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and delivery of Performance Shares being carried out without consideration.

g)Criteria for setting the acquisition or exercise period

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Vesting Period.

Exhibit 99.2
Phantom Share Plan

The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Vesting Period.

Performance Share Plan

Not applicable.

h)Settlement Method

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

Settlement is made in cash and takes place on a payroll in favor of the beneficiary when all conditions are met.

Phantom Share Plan

The Settlement of Phantom Shares will be made through the payment in cash, to the Beneficiary, of the Redemption Value, calculated by multiplying the (i) Number of Phantom Shares granted; by (ii) quotation of the Reference Shares determined by the average of up to 90 trading sessions of the B3 stock exchange market, to be defined in each Program, counting from the close of the last trading session preceding the Settlement, and may also be included the TSR or another strategic priority metrics for the Company during the course of each Program as a multiplier factor included in the calculation of the Redemption Value.

Performance Share Plan

For the purpose of settling the delivery of Performance Shares under the terms of the Plan, the Company, subject to applicable law and regulation, will transfer the shares issued by the Company held in treasury, through a private transaction, at no cost to the Beneficiaries, once the conditions established in the Plan for its delivery have been met. The Quantity of Performance Shares to be effectively delivered will depend on the achievement of the respective Targets determined after the Vesting Period.

The Targets are established based on TSR performance indicators and/or strategic priority metrics for the Company during the course of each Program.

Furthermore, the transfer of Performance Shares will be carried out in compliance with the prohibition periods and other conditions established in the Company's Securities Policy.

i)Restrictions on the transfer of shares

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

Not applicable.

Phantom Share Plan

Not applicable.

Performance Share Plan

The Board of Directors may establish, in each Program, additional trading conditions in the Grant Agreements for Performance Shares, including the establishment of a Lock-Up Period for Beneficiaries who are Executives, during which they may not be assigned, sold, pledged, lent or otherwise transferred to any third party, except with the prior approval of the Board of Directors.

Furthermore, the transfer of Performance Shares will be carried out according to the prohibition periods and other conditions established in the Company's Securities Policy.

Exhibit 99.2
j)Criteria and events that, when verified, will cause the suspension, change or termination of the plan

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

May be terminated at any time, by decision of the Company’s management. The expiration of the Plan will not affect the effectiveness of the options still in force that have been granted by means of the current regulation.

Phantom Share Plan

The Plan may be terminated and/or canceled at any time by decision of the General Meeting, however, all rights already acquired by the Beneficiaries under the Plan, and any Programs and Agreements will be maintained, including the right to exercise Phantom Shares, if the Exercise Period is reached, subject to the applicable deadlines and procedures.

The granting of the Phantom Shares and the right to effective Settlement of Phantom Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of the Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

Performance Share Plan

The Plan may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under the Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.

The granting of the right to receive Performance Shares and the effective transfer of the Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of the Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

k)Effects of the manager’s withdrawal from the issuer’s bodies on his/her rights provided for in the share-based compensation plan

SAR Plan (Share Appreciation Rights) – Discontinued in 2024

- Termination by the company: the beneficiary loses the right to redeem the shares, but receives the 5% invested at the time of grant, adjusted by the IPCA.

- Termination by the employee: The employee loses the right to the shares and the 5% investment paid in the grant.

- Retirement: the expiration of the periods foreseen for the exercise of the phantom shares will be brought forward, granting the beneficiary the right to immediately exercise the entirety of the plan.

Phantom Share Plan

•Dismissal during the Vesting Period. In case of any Dismissal events, except for the death and retirement events, the Phantom Shares with respect to which the Vesting Period has not been complied will be forfeited, without producing any effects.

•Dismissal after the Vesting Period. In case of any Dismissal events, except for the death and retirement events, the right resulting from the Phantom Shares with respect to which the Vesting Period has already been complied may be exercised by the Beneficiary who is dismissed without Cause (voluntarily or involuntarily). In situations where there is no Exercise Period, after the Vesting Period has elapsed, the Redemption Amount will be

Exhibit 99.2
immediately transferred to the Beneficiary in a certain number of days counted as of the Dismissal, as stipulated in the Agreement.

•Death. In case of death of the Beneficiary, the Beneficiary’s heirs and successors will be entitled to exercise the rights related to the Phantom Shares will be anticipated, and the Redemption Amount regarding the Phantom Shares attributed to the Beneficiary, up to a certain number of days counted as of the Dismissal, as stipulated in this Agreement.

•Retirement. In case of retirement of the Beneficiary, under the conditions determined in the respective Program, the exercise of the rights related to the Phantom Shares shall be anticipated, and will be extended up to a certain term counted as of the date of confirmation of the retirement. After such term, the respective Phantom Shares will automatically cease to exist by operation of law, regardless of prior notice and without any right to indemnity.

Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for in the items above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.

Performance Share Plan

•Dismissal before compliance with the Transfer Conditions. In the event of any of the events of Dismissal, except for the death and retirement events, the Performance Shares in respect of which the respective Transfer Conditions have not been complied with shall be automatically terminated, by operation of law, regardless of prior notice, and without any right to compensation. The Beneficiaries elected to participate in the Programs that establish a Vesting Period of five (5) years and who are involuntarily terminated by the Company without Cause as of the 3rd anniversary of the Vesting Period, may be entitled to a pro rata amount of the Performance Shares granted, taking into account for said calculation the number of complete days that such Participant has remained with the Company since the Grant Date with respect to the number of total days of the respective Vesting Period.

•Dismissal after the compliance with the Transfer Conditions. Before any of the events of Dismissal, the Performance Shares for which the respective Transfer Conditions have already been met and which have not yet been effectively transferred to the respective Beneficiary shall be transferred to the Beneficiary, within a certain number of days from the Dismissal, as stipulated in the Agreement.

•Death. In the event of the Beneficiary’s death, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be the right of the Beneficiary’s heirs and successors, observing the respective Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

•Retirement. In the event of retirement, under the conditions determined in the respective Program, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be immediately transferred to the Beneficiary, observing the respective Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.

Exhibit 99.2
8.5 - Share-based compensation (Stock options)

The information from SAR Plan (Share Appreciation Rights) are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board is covered by this plan.

The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still open in the year of 2024, considering that the Company’s management has discontinued the use of that instrument.

There may be variation in the number of phantom shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

SAR PLAN	Expectation for the tax period ending on 12/31/2024
a) Body	Statutory Executive Board
b) Total number of members	7.25
c) Number of paid members	6.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 11.82
ii. lost and expired during the fiscal year	-
iii. exercised during the fiscal year	-
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 10.47
ii. lost and expired during the fiscal year	-
iii. exercised during the fiscal year	BRL 7.84
e) Potential dilution in case of exercise of all options	Does not apply for SAR

Exhibit 99.2

SAR PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 10.12
ii. lost and expired during the fiscal year	-
iii. exercised during the fiscal year	BRL 8.56
e) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Weighted average exercise price of each of the following option groups
i. outstanding at the beginning of the fiscal year	BRL 7.14
ii. lost and expired during the fiscal year	-
iii. exercised during the fiscal year	BRL 3.69
e) Potential dilution in case of exercise of all options	Does not apply for SAR

Exhibit 99.2
8.6 - Stock option grant (Stock Options)

The information from SAR Plan (Share Appreciation Rights) are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board is covered by this plan.

The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still open in the year of 2024, considering that the Company’s management has discontinued the use of that instrument.

There may be variation in the number of phantom shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

SAR PLAN		Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of stock options:
d) Grant Date	4/1/2022	4/1/2021	4/1/2020
e) Number of options granted	145,568	71,999	14,130
f) Deadline for the options to become exercisable	4/1/2025	4/1/2024	4/1/2023
g) Maximum period for exercising the options	4/1/2027	4/1/2026	4/1/2025
h) Restriction period for the transfer of shares received as a result of the exercise of options	N/A	N/A	N/A
i) Fair value of the options on the grant date	BRL 58.62	BRL 62.85	BRL 33.68
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	BRL 8,533,196.16	BRL 4,525,137.15	BRL 475,898.40

Exhibit 99.2

SAR PLAN		Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of stock options:
d) Grant Date	4/1/2019	4/1/2020	4/1/2021	4/1/2022
e) Number of options granted	19,622	113,349	71,999	145,568
f) Deadline for the options to become exercisable	4/1/2022	4/1/2023	4/1/2024	4/1/2025
g) Maximum period for exercising the options	4/1/2024	4/1/2025	4/1/2026	4/1/2027
h) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A
i) Fair value of the options on the grant date	BRL 34.17	BRL 33.68	BRL 62.85	BRL 58.62
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	BRL 670,483.74	BRL 3,817,594.32	BRL 4,525,137.15	BRL 8,533,196.16

Exhibit 99.2

SAR PLAN			Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
In relation to each granting of stock options:
d) Grant Date	4/3/2017	4/2/2018	4/1/2019	4/1/2020	4/1/2021
e) Number of options granted	141,088	92,476	98,082	113,349	71,999
f) Deadline for the options to become exercisable	4/3/2020	4/2/2021	4/1/2022	4/1/2023	4/1/2024
g) Maximum period for exercising the options	4/3/2022	4/2/2023	4/1/2024	4/1/2025	4/1/2026
h) Restriction period for the transfer of shares	N/A
i) Fair value of the options on the grant date	BRL 10.42	BRL 16.42	BRL 34.17	BRL 38.50	BRL 64.12
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	BRL 1,470,136.96	BRL 1,518,455.92	BRL 3,351,461.94	BRL 4,363,936.5	BRL 4,616,575.88

Exhibit 99.2
8.7 – Outstanding options (Stock Options)

The information from SAR Plan (Share Appreciation Rights) are presented in the following tables.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board is covered by this plan.

The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still open in the year of 2024, considering that the Company’s management has discontinued the use of that instrument.

Outstanding options at the end of the fiscal year ended on 12/31/2023 related to the grant as of 04/01/2021 and 04/01/2022

SAR PLAN
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	6.00
In relation to options not yet exercisable
i. The amount	217,567
ii. Date on which they will become exercisable	Amount:	Date:
	145,568	4/1/2025
	71,999	4/1/2024
iii. Maximum period for exercising the options	Amount:	Date:
	145,568	4/1/2027
	71,999	4/1/2026
iv. Restriction period for the transfer of shares	Not applicable for SAR
v. Weighted average exercise price	BRL 12.09
vi. Fair value of options on the last day of the fiscal year	BRL 40.29
e) In relation to exercisable options
i. The amount	14,130
ii. Maximum period for exercising the options	4/1/2025
iii. Restriction period for the transfer of shares	N/A
iv. Weighted average exercise price	BRL 7.70
v. Fair value of options on the last day of the fiscal year	BRL 45.84
f) Fair value of total options on the last day of the fiscal year	BRL 647,785.71

Exhibit 99.2

8.8 - Exercised options (Stock Options)

The information from SAR Plan (Share Appreciation Rights) are presented in the following tables.

The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still open in the year of 2024, considering that the Company’s management has discontinued the use of that instrument.

There are no stock option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board is covered by this plan.

SAR PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	5.00
d) Number of shares	118,841
e) Weighted average exercise price	BRL 7.84
f) Weighted average market price of the shares related to the exercised options	BRL 45.39
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 4,462,479.55

SAR PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	5.00
d) Number of shares	78,460
e) Weighted average exercise price	BRL 8.56
f) Weighted average market price of the shares related to the exercised options	BRL 47.71
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 3,071,709.00

SAR PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6.08
d) Number of shares	145,642
e) Weighted average exercise price	BRL 3.69
f) Weighted average market price of the shares related to the exercised options	BRL 56.72
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 7,723,800.66

Exhibit 99.2

Exhibit 99.2
8.9 - Share-based compensation to be delivered to the beneficiaries (Shares)

The information about the Phantom Share Plan and the Performance Share Plan are presented in the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board are covered by the Performance Share Plan, and the Executive Board is covered by the Phantom Share Plan.

There may be variation in the number of Phantom Shares or Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Phantom Share Plan

PHANTOM SHARE PLAN	Forecast ending 12/31/2024
a) Body	Statutory Executive Board
b) Total number of members	7.25
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Does not apply for Phantom Shares

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Does not apply for Phantom Shares

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

Exhibit 99.2

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

Performance Share Plan

PERFORMANCE SHARE PLAN	Forecast ending 12/31/2024
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	Not applicable. There is no expected delivery of shares for exercise
d) Potential dilution in case of grant of all shares to the beneficiaries

PERFORMANCE SHARE PLAN	Forecast ending 12/31/2024
a) Body	Statutory Executive Board
b) Total Number of Members	7.25
c) Number of Paid Members	2.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	Not applicable. There was no delivery of shares for the exercise.
d) Potential dilution in case of grant of all shares to the beneficiaries

Exhibit 99.2

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	Not applicable. There was no delivery of shares for the exercise.
d) Potential dilution in case of grant of all shares to the beneficiaries

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

Exhibit 99.2

8.10 - Granting of shares (Shares)

The information about the Phantom Share Plan and the Performance Share Plan are presented in the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board are covered by the Performance Share Plan, and the Executive Board is covered by the Phantom Share Plan.

There may be variation in the number of Phantom Shares or Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Phantom Share Plan

PHANTOM SHARE PLAN		Forecast ending 12/31/2024
a) Body	Statutory Executive Board
b) Total number of members	7.25
c) Number of paid members	6.00
d) Grant date	3/1/2024	3/1/2024	4/1/2024
e) Number of shares granted	71,775	71,775	164,103
f) Maximum period for delivering the shares	3/1/2027	3/1/2028	4/1/2027
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 63.07	BRL 63.07	BRL 63.07
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 4,526,849.25	BRL 4,526,849.25	BRL 10,349,976.21

Exhibit 99.2

PHANTOM SHARE PLAN		Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	3/1/2023	3/1/2023	4/1/2023
e) Number of shares granted	101,534	48,374	333,245
f) Maximum period for delivering the shares	3/1/2026	3/1/2027	4/1/2026
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 50.59	BRL 50.59	BRL 48.06

PHANTOM SHARE PLAN		Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	3/1/2022	3/1/2022	4/1/2022
e) Number of shares granted	90,956	30,319	580,000
f) Maximum period for delivering the shares	3/1/2025	3/1/2026	4/1/2025
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL 56.52	BRL 56.52	BRL 58.62
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,140,833.12	BRL 1,713,629.88	BRL 33,999,600.00

Exhibit 99.2

PHANTOM SHARE PLAN			Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) Grant date	4/3/2017	3/1/2018	3/1/2019	4/1/2020	3/1/2021	4/1/2021
e) Number of shares granted	609,024	65,524	553,370	25,974	106,778	310,000
f) Maximum period for delivering the shares	203,008 on 04/03/2021 203,008 on 4/3/2022	32,762 on 3/1/2021 32,732 on 3/1/2022	16,685 on 3/1/2022 16,685 on 3/1/2023 520,000 on 3/1/2024	25,974 on 4/1/2023	53,389 on 3/1/2024 53,389 on 3/3/2025	155,000 on 4/1/2024 155,000 on 4/1/2025
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50	BRL 57.88	BRL 64.12
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 8,100,019.2	BRL 1,302,617.12	BRL 22,743,507.00	BRL 999,999.00	BRL 6,180,310.64	BRL 19,877,200.00

Exhibit 99.2
Performance Share Plan

PERFORMANCE SHARE PLAN	Forecast ending 12/31/2024
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2024
e) Number of shares granted	164,808
f) Maximum period for delivering the shares	1/2/2027
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 52.91
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 8,719,991.00
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Expectation for the tax period ending on 12/31/2024
a) Body	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board	Statutory Executive Board
b) Total Number of Members	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25
c) Number of Paid Members	1.00	6.00	1.00	1.00	1.00	1.00	1.00	1.00
d) Grant date	1/2/2024	4/1/2024	2/23/2024	2/23/2024	2/23/2024	2/23/2024	4/1/2024	7/1/2024
e) Number of shares granted	115,034	804,201	157,964	337,465	220,540	56,535	72,142	761,059
f) Maximum period for delivering the shares	1/2/2027	4/1/2029	4/1/2024	4/1/2025	4/1/2026	4/1/2027	4/1/2027	7/1/2024
g) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
h) Fair value of the shares on the grant date¹	BRL 53.63	BRL 63.07	BRL 52.89	BRL 52.89	BRL 52.89	BRL 52.89	BRL 63.07	BRL 63.07
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 6,169,273.00	BRL 50,720,957.00	BRL 8,354,716.00	BRL 17,848,524.00	BRL 11,664,361.00	BRL 2,990,136.00	BRL 4,549,996.00	BRL 47,999,991.00

Exhibit 99.2

PERFORMANCE SHARE PLAN	Tax period ended on 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2023
e) Number of shares granted	161,355
f) Maximum period for delivering the shares	1/2/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 49.58
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 7,999,980.90
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2023
e) Number of shares granted	101,164
f) Maximum period for delivering the shares	1/2/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 52.00
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,260,528.00
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

Exhibit 99.2

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2022
e) Number of shares granted	108,010
f) Maximum period for delivering the shares	1/2/2025
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 53.81
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	5,811,773.00
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) Grant date	1/2/2020
e) Number of shares granted	106,601
f) Maximum period for delivering the shares	Not applicable
g) Restriction period for the transfer of shares	1/2/2023
h) Fair value of the shares on the grant date¹	BRL 51.70
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,511,271.70
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

Exhibit 99.2
8.11 - Shares delivered (Shares)

The information about the Performance Share Plan is presented in the tables below. This item does not apply to the Phantom Share Plan.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board are covered by the Performance Share Plan.

Performance Share Plan

No Performance Shares were delibered to members of the Board of Directors in the fiscal years ended on December 31, 2023, 2022 and 2021.

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Number of shares	No shares were delivered in the period
e) Weighted average acquisition price
f) Weighted average market price of the acquired shares
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Number of shares	130,435
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 39.10
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 5,100,000.00

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) Number of shares	No shares were delivered in the period
e) Weighted average acquisition price
f) Weighted average market price of the acquired shares
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

Exhibit 99.2

Exhibit 99.2
8.12. Pricing of shares/options

The information disclosed in items 8.5 to 8.11 refers to the share-based compensation of the Company’s management bodies (Board of Directors and Statutory Executive Board).

The explanatory notes to the Company’s quarterly results and annual results present information regarding all employees covered by the share-based compensation plans.

•Phantom Share Plan

The value of Phantom Shares is given by the average of the last 90 trading sessions, weighted by volume, of the quotations of the Company’s Shares. At the end of 2023, the fair value of the Phantom Share was BRL 52.91 for the current plans.

•SAR Plan (Share Appreciation Rights) – Discontinued in 2024

To measure the fair value of the assets granted in the SAR Plan, the Company used the mathematical model of approximation for options following the Monte Carlo Simulation method. This was done due to the nature of the SAR, which is similar to an option, but with cash settlement. The choice of this specific method was due to the need to simulate not only the dynamics of the value of the Company’s shares in the future, but also of its competitors, since both impact the beneficiary’s gain through the TSR comparison.

A proportion of early exercise equal to 3 was considered for all programs. Other assumptions considered (base date of 12/31/2023 – date of recalculation of the SAR value for closing purposes):

Assumption	Considered Amount
Base asset price (1)	BRL 52.91
Volatility Expectation (2)	30.32% pa
Average life expectancy of options (3)	Same as contract life
Expected dividend distribution (4)	3.36% pa
Risk-free weighted average interest rate (5)	10.00% pa
(1)The base asset price was defined considering the arithmetic average of the closing price of the last 90 trading sessions of the Company’s shares on the SAR calculation date.
(2)Expected volatility was calculated for each exercise date, taking into account the time remaining to complete the vesting period, as well as the historical volatility of returns, using the GARCH volatility calculation model. Here we present the average of these volatilities.
(3)The average life expectancy of the stock options was defined by the period remaining until the exercise deadline.
(4)Dividend expectations were defined based on the Company’s historical earnings per share. Here we present the average expected dividend used in the calculation.
(5)The risk-free weighted average interest rate used was the pre-interest rate curve in reais (DI expectation) observed in the open market, which is the best basis for comparison with the risk-free interest rate in the Brazilian market. The rate used for each exercise date changes according to the vesting period. The value presented represents the average between each one of the grants.

•Performance Share Plan

At the time of granting, the value of the Performance Shares granted is given by the share value on the date of its grant, based on the average quotation of common shares issued by the Company in up to ninety (90) trading days of the stock exchange market of B3 prior to the Grant Date.

Exhibit 99.2
8.13    Participations held per body

	Board of Directors	Board of Directors	Board of Directors	Statutory Executive Board	Supervisory Board
	ON	PNA	PNB	ON	ON
Number of shares directly held by Company[1]	101,524,578	-	-	4,239,890	3
Number of shares directly held by Company’s direct or indirect controllers[1]	54,399,756	48,861,016	21,250,652	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-
1 Shareholding position on 31 December, 2023, according to Form CVM 44, considering only publicly-held holding companies, as provided for in the aforementioned CVM Resolution 44/21.

Note: None of the Company’s managers directly hold shares or quotas in subsidiaries or companies under common control with the Company. Their participation in these companies takes place only indirectly, through the shares held by them in the Company, which, in turn, holds an interest in these companies.

Exhibit 99.2
8.14 - Pension plans

Body	Board of Directors	Executive Board	Supervisory Board	Total
Number of members	9.00	7.00	3.00	19.00
Number of paid members	0.00	7.00	0.00	7.00
Plan name	N/A	Suzano Prev	N/A	Suzano Prev
Number of managers who meet the conditions to retire	N/A	2.00	N/A	2.00
Conditions for early retirement	N/A	Suzano Prev: Be at least 55 years old, at least 3 years at Suzano Prev and terminate the employment contract with the Company.	N/A	N/A
Accrued updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 6,314,511.32	N/A	BRL 6,314,511.32
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 598,412.51	N/A	BRL 598,412.51
Whether there is a possibility of early redemption and what are the conditions	N/A	Suzano Prev: Redemption may occur in whole or in part at any time, respecting the minimum Vesting Period between redemptions of 60 days, as provided for in current legislation.	N/A	N/A

Exhibit 99.2
8.15. Maximum, minimum and average compensation

	Statutory Executive Board			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Number of members	7.00	7.00	7.08	9.00	9.33	10.00	3.00	3.00	3.00
No. of paid members	7.00	7.00	7.08	9.00	9.33	10.00	3.00	3.00	3.00
Value of the highest compensation (Reais)	37,593,671.73	23,840,344.33	22,595,979.76	7,482,885.39	8,247,041.76	8,247,041.76	426,720.00	395,040.00	352,800.00
Amount of the lowest compensation (Reais)	7,987,386.33	7,266,205.54	7,019,028.83	1,008,000.00	924,000.00	744,000.00	426,720.00	395,040.00	352,800.00
Average amount of compensation (Reais)	14,015,713.40	11,276,788.65	12,511,386.21	2,031,746.53	2,047,231.36	2,015,854.14	426,720.00	395,040.00	352,800.00

Exhibit 99.2
Note

Statutory Executive Board
12/31/2023
 The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2022
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2). The number of paid members was presented with only two decimal places, therefore, based on the rounding, the actual values may differ from the calculations based on the values shown in the tables.

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

Exhibit 99.2

Board of Directors
12/31/2023
 The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2022
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

Exhibit 99.2

Fiscal Council
12/31/2023
 The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2022
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

12/31/2021
The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (from item 8.2) by the number of paid members informed for the respective body (from item 8.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and members.

Exhibit 99.2
8.16. Compensation/indemnity mechanisms

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal from office or retirement.

Exhibit 99.2
8.17. Percentage of related parties in the compensation

Body	Forecast for the Fiscal Year ending on 12/31/2024	Fiscal Year ended on 12/31/2023	Fiscal Year ended on 12/31/2022	Fiscal Year ended on 12/31/2021
Statutory Executive Board	-	-	-	-
Board of Directors	57.97%	50.88%	52.71%	49.94%
Fiscal Council	-	-	-	-
TOTAL	57.97%	50.88%	52.71%	49.94%

Exhibit 99.2

8.18 - Compensation – Other functions
The members of the bodies (board of directors, committees, statutory executive board and Fiscal Council) did not receive compensation in addition to the compensation related to the functions they occupy in the Company in the last 3 fiscal years, and there are no forecasts for the receipt of compensation beyond the compensation related to the functions they hold in the Company for the current fiscal year.

Exhibit 99.2
8.19. Recognized compensation of controlling shareholder/subsidiary

Forecast for the fiscal year ending on 12/31/2024

•Compensation received based on the office hold at the issuer:

There is no compensation to be received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

•Compensation received as a result of participation in a Board of Directors/Statutory Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 1,504,710.00	-	-	BRL 1,504,710.00
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	BRL 132,000.00	-	BRL 132,000.00
1 Compensation expected in fixed and variable forms for participation in Boards of Directors and Executive Boards of subsidiaries of the issuer. The company that will bear the demonstrated compensation is Suzano Holding S.A.

Fiscal year ended on 12/31/2023

•Compensation received based on the office hold at the issuer:

There is no compensation to be received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

•Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 1,328,281.00	-	-	BRL 1,328,281.00
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	BRL132,000.00	-	BRL132,000.00
1 Compensation received in fixed and variable forms for participation in Boards of Directors and Executive Boards of subsidiaries of the issuer. The company that borne the demonstrated compensation was Suzano Holding S.A.

Fiscal year ended on 12/31/2022

•Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

•Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of the respective companies:

Exhibit 99.2

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 2,448,869.53	-	-	BRL 2,448,869.53
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 716,666.66	BRL 132,000.00	-	BRL 848,666.66
1 Compensation received in fixed and variable forms for participation in Boards of Directors and Executive Boards of subsidiaries of the issuer. The companies that borne the demonstrated compensation were Suzano Holding S.A. and IPLF Holding S.A.

Fiscal year ended on 12/31/2021

•Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

•Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of the respective companies:

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,445,300.53	-	-	BRL 3,445,300.53
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 43,200.00	BRL 132,000.00	-	BRL 175,200.00
1 Compensation received in fixed and variable forms for participation in Boards of Directors and Executive Boards of subsidiaries of the issuer. The companies that borne the demonstrated compensation were Suzano Holding S.A. and IPLF Holding S.A.

Exhibit 99.2
8.20.Other Material Information

Item 8.2 - Information regarding Social Charges

In addition to item 8.2, which presents information regarding the total compensation of the Board of Directors, Statutory Executive Board, and Fiscal Council, the information is presented considering the amounts of social charges borne by the Company:

Total expected compensation for the current Fiscal Year 12/31/2024 - Annual Values
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total compensation without charges	20,328,040.21	185,781,691.05	1,135,441.41	207,245,172.67
Social Charges[1]	2,950,172.80	5,283,025.69	227,088.28	8,460,286.77
Total compensation with charges	23,278,213.01	191,064,716.73	1,362,529.70	215,705,459.44
¹ Mandatory social charges are considered, amounts highlighted according to Annual Circular Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended on 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total compensation without charges	15,686,864.57	92,126,140.78	1,066,800.00	108,879,805.35
Social Charges[1]	2,598,854.24	5,983,852.99	213,360.00	8,796,067.23
Total compensation with charges	18,285,718.81	98,109,993.77	1,280,160.00	117,675,872.58
¹ Mandatory social charges are considered, amounts highlighted according to Annual Circular Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended on 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total compensation without charges	15,911,411.10	73,474,022.67	987,600.00	90,373,033.77
Social Charges[1]	3,189,257.48	5,463,497.90	197,520.00	8,850,275.38
Total compensation with charges	19,100,668.58	78,937,520.57	1,185,120.00	99,223,309.15
¹ Mandatory social charges are considered, amounts highlighted according to Annual Circular Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Exhibit 99.2

Total compensation for the Fiscal Year ended on 12/31/2021 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total compensation without charges	16,803,220.60	83,788,566.90	882,000.00	101,473,787.50
Social Charges[1]	3,355,320.80	4,833,752.10	176,400.00	8,365,472.90
Total compensation with charges	20,158,541.40	88,622,319.00	1,058,400.00	109,839,260.40
¹ Mandatory social charges are considered, amounts highlighted according to Annual Circular Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Item 8.11 - Phantom Shares Delivered

In addition to item 8.11, which shows the delivered shares of the Performance Share Plan, the information on the delivered shares regarding the Phantom Share Plan is presented the tables below.

There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Executive Board are covered by the Performance Share Plan, and the Statutory Executive Board is covered by the Phantom Share Plan.

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2023
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	3.00
d) Number of shares	42,659
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 49.05
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 2,092,423.95
Phantom Share Plan

Exhibit 99.2

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	6.00
d) Number of shares	512,455
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 28.74
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 14,727,406.84

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6.08
d) Number of shares	495,770
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 60.44
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 29,964,338.80

Exhibit 99.2

VI.Information on the Performance Share Plan (Annex B – RCVM 81/22)
The terms defined below refer to the definitions provided in the draft of the Performance Share Plan.

1.Provide a copy of the proposed plan

A copy of the proposed draft of the Performance Share Plan (“Plan”) is attached to this document as Annex VI.1.

2.Inform the main characteristics of the proposed plan, identifying:

a.Potential beneficiaries

The potential beneficiaries of the Board of Directors and the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in this Plan.

b.Maximum number of options to be granted

Not applicable, given that the Plan does not include the granting of options.

c.Maximum number of shares covered by the plan

The maximum number of Performance Shares covered by the Plan will be up to two percent (2%) of the Company’s total issued shares on the date of approval of the Plan, an amount that may be adjusted due to changes in the number, type, and class of shares of the Company as a result of bonuses, splits, reverse splits, or conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, or even in the case of eventual declarations of proceeds during the Vesting Period. (“Overall Limit”)

The Company’s Board of Directors may, in strictly exceptional situations and to preserve the best interests of the Company, establish conditions other than those provided in this Plan for grants of Performance Shares considered extraordinary, such as when negotiating an entry bonus to hire managers, employees or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Extraordinary Grants”). The Extraordinary Grants may not exceed the limit of three tenths of a percent (0.3%) of the Company’s total issued shares on the approval date of this Plan, always respecting the Overall Limit.

Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Grant Agreement have been met.

d.Purchase conditions

The transfer of Performance Shares to the Beneficiary will only occur with the implementation of the conditions and deadlines set out in the Plan, Programs, and Grant Agreements, including compliance with the Vesting Period and the achievement of the Targets assigned under the terms of the respective Programs and Grant Agreements so that the granting of the right to receive Performance Shares in itself does not guarantee the Beneficiary any rights over such Performance Shares, or even represent the guarantee of their receipt.

The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Performance Shares.

Exhibit 99.2
The Targets are established based on TSR performance indicators and/or strategic priority metrics for the Company during each Program.

For the purpose of the Plan, TSR means the performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

e.Detailed criteria for setting the exercise price

Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and delivery of Performance Shares being carried out without consideration.

f.Criteria for setting the exercise period

Not applicable, considering that the transfer of Performance Shares to the Beneficiary takes place with the implementation of the conditions provided in the Plan, Programs, and Grant Agreements, as described in item “g” below.

g.Options settlement method

To settle the delivery of Performance Shares under the terms of the Plan, the Company, subject to applicable law and regulation, will transfer the shares issued by the Company held in treasury, through a private transaction, at no cost to the Beneficiaries, once the conditions established in the Plan for its delivery have been met. The Quantity of Performance Shares to be effectively delivered will depend on the achievement of the respective Targets determined after the Vesting Period.

The Targets are established based on TSR performance indicators and/or strategic priority metrics for the Company during each Program.

Furthermore, the transfer of Performance Shares will be carried out according to the prohibition periods and other conditions established in the Company’s Securities Policy.

h.Criteria and events that, when verified, will cause the suspension, change, or termination of the plan

The Plan may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under the Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.

The granting of the right to receive Performance Shares and the effective transfer of the Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

3.Justify the proposed plan, explaining:

a.The main purposes of the plan

The purpose of the Plan, established under the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain Performance Shares in the Company, to (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business sustainably, within appropriate risk limits and under the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

b.How the plan contributes to these purposes

Exhibit 99.2
The Plan in question contributes significantly to the previously mentioned purposes, as it encourages Eligible Persons to perform their functions in a continuous and committed manner, to become Beneficiaries of the Plan, and to remain in the Company for Suzano’s solid growth and sustainability. This commitment reflects not only the creation of value for the Company, its shareholders, and the market in general but also promotes the individual development of Eligible Persons for the Plan, given the incentive provided by the possibility of additional compensation as Performance Shares due to their results. This relationship establishes a virtuous cycle in which the parties mutually benefit.

Furthermore, the Plan offers a bold and competitive compensation package, enabling the attraction and retention of highly qualified professionals, thus strengthening the team and contributing to long-term organizational purposes.

c.How the plan is inserted into the company’s compensation policy

The Plan is under the terms of the Compensation Policy of Suzano S.A. (“Company”), reinforcing its purpose to have competitive compensation, which promotes the retention and stimulation of efficient performance of Eligible Persons and provides Beneficiaries with the possibility of additional compensation as Performance Shares, depending on the results they achieve.

The Plan is in line with market practices, constituting an instrument for attracting, retaining, and stimulating executives, under the interests and business strategies approved by shareholders.

d.How the plan aligns the interests of beneficiaries and the company in the short, medium, and long term

The Plan aligns the interests of its beneficiaries and those of the Company, insofar as (i) it stimulates the expansion, success, and achievement of corporate purposes, the Company’s business goals, and the interests of its shareholders, encouraging the integration of Eligible Persons for business; (ii) strengthens incentives for long-term permanence and stability regarding Eligible Persons; and (iii) attracts new talents to the Company, as follows:

(i)In the short term, the Plan plays a significant role in attracting high-performing professionals, providing a bold and competitive value proposition compared to the total compensation package;

(ii)In the medium term, complying with intermediate goals and maintaining the Beneficiary’s performance, under the terms of the Plan, make it possible to increase the earning potential regarding the future bonus, simultaneously contributing to the Company’s sustainable growth. This relationship creates a virtuous cycle in which the parties mutually benefit; and

(iii)In the long term, considering that the compensation eventually received by the Beneficiary under the Plan consists of the delivery of shares issued by the Company, generating an incentive for the Beneficiary to contribute to its appreciation;

4.Estimate the company’s expenses arising from the plan, by the accounting rules that deal with this subject

The expenses to be incurred under the Plan will be calculated under the Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by CVM Resolution No. 97, of May 20, 2022 (“CPC10 (R1)”).

It is not yet possible to estimate the Company’s total future expenses as a result of the execution of the Plan, given the verification of factors still undetermined, such as (i) the number of Eligible Persons to be selected by the Board of Directors to become Beneficiaries; (ii) the effective fulfillment of the conditions for the transfer of Performance Shares eventually granted to the Beneficiaries; and (iii) the value equivalent to the Performance Shares granted to the Beneficiaries on the date of their transfer, considering that this depends, ultimately, on the price to be reached by the shares issued by the Company at the time of transfer, after the Vesting Period.

Exhibit 99.2
Exclusively for RCVM 81/22, the Company’s Management estimates that expenses related to the Plan must reach, regarding the first Program, the amount of one hundred and fifty-three million reais (BRL 153,000,000), to be eventually amortized after the end of the Vesting Period, as established in the Plan.

It should be noted that the amount mentioned is merely an estimate based on the premises outlined in the Plan and regarding the first Program and may suffer substantial variations due to the variable factors foreseen in the Plan, as indicated above

Exhibit 99.2
Annex VI.1

Copy of the Performance Share Plan

Performance Share Plan

1.Definitions

1.1.In this Plan, in the Programs and in the Grant Agreements, terms spelled with initial capital letters have the meaning assigned as described below, unless expressly provided otherwise:

“Performance Shares”	The shares issued by the Company, representing its share capital, to be granted under this Plan, as defined in Clause 3 below.
“General Meeting”	The general shareholders’ meeting of the Company.
“B3”	B3 S.A. - Brasil, Bolsa, Balcão.
“Beneficiaries”	Among the Eligible Persons, those selected to participate in this Plan, who enter into the Grant Agreement.
“Committee”
The Appointment and Compensation Committee or the Company’s People Committee, non-statutory advisory committees to the Board of Directors, or any other advisory committee to which the Board of Directors may assign the powers indicated in this Plan.

“Company”	Suzano S.A.
“Conditions for Transfer”	These are the conditions precedent to the effective transfer of the Performance Shares, in compliance with Clause 6.4 below.
“Board of Directors”	The Company’s Board of Directors.
“Grant Agreement” or “Agreement”	The Performance Share Agreement, a private instrument by which the Company grants Performance Shares to each Beneficiary.
“CVM”	Brazilian Securities and Exchange Commission.
“Grant Date”	The date on which the right to receive the Performance Shares is granted, as defined in the Programs or the Agreements.
“Dismissal”
The termination of the legal relationship between the Beneficiary and the Company for any reason, whether by resignation, dismissal, end of term of office or replacement, voluntary resignation or dismissal, with or without cause or by mutual agreement, retirement, permanent disability or death.

“Executive”	Beneficiaries who are members of the statutory or non-statutory Executive Board or key employees who may be selected by the Board of Directors to participate in this Plan.

Exhibit 99.2

“Reference Group”	The group of companies deemed as competitors of the Company to be selected by the Board of Directors for the purposes of calculating the TSR performance indicators.
“IRRF”	Withholding Income Tax.
“Cause”
Act or conduct that (i) contradicts the Company’s policies, codes of conduct and other duties provided for in the law and the Company’s Bylaws, (ii) is contrary or conflicting to the Company’s interests, (iii) breaches the duty to maintain secrecy and confidentiality with regard to Company matters that are known to it, (iv) characterizes competition with the Company’s activities, (v) characterizes defamation, damage to the image, or any other form of damage to the Company, (vi) the events provided for in article 482 of Decree-Law No. 5,452, dated as of May 1, 1943, for employee Beneficiaries, and (vii) any other acts contrary to the duty of loyalty to the Company, including deliberate lack of commitment to work.

“Overall Limit”	Maximum number of Performance Shares to be granted to the Beneficiaries of this Plan, in accordance with item 3.4 below.
“Targets”	Targets established for the granting of Performance Shares to Beneficiaries, based on TSR performance indicators and/or strategic priority metrics for the Company during the course of each Program.
“Vesting Period”
Period during which the Beneficiaries must remain continuously linked as members of the Board of Directors, statutory and non-statutory Executive Board, or key employees, in order to effectively become entitled to receive the Performance Shares.

“Lock-Up Period”
Period during which the Performance Shares may not be assigned, sold, pledged, lent or otherwise transferred to any third party, except with the approval of the Board of Directors, pursuant to Clause 7 below.

“Eligible Persons”
The members of the Board of Directors and the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in this Plan.

“Plan”	This Performance Share Plan.
“Programs”	Performance Share Grant Programs, which may be created, approved and/or cancelled by the Board of Directors and must comply with the terms and conditions of this Plan.
“Proceeds”	Dividends, interest on owners’ equity and any other returns of capital per share paid by the Company.
“TSR”
Performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

2.Purpose
1.1.The purpose of this Plan, established in accordance with the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain Performance Shares in the Company, in order to (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business in a sustainable manner, within appropriate risk limits and in

Exhibit 99.2
accordance with the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

3.Performance Shares

1.1.Performance Shares. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in this Plan and in the respective Program and Agreement have been met.

1.2.In order to satisfy the right to receive Performance Shares under the Plan, the Company, subject to applicable law and regulation, will transfer shares held in treasury by means of a private transaction, at no cost to the Beneficiaries.

1.3.In the event of a change in the number, type and class of the Company’s shares as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, or in the event of any declarations of Proceeds during the Vesting Period, the Company’s Board of Directors shall be responsible for assessing the need to adjust the Programs already established and the Grant Agreements already entered into, in order to avoid distortions and losses to the Company or the Beneficiaries.

1.4.Overall Limit. Within the scope of this Plan, shares representing a maximum of two percent (2%) of the Company’s total issued shares on the approval date of this Plan may be delivered to the Beneficiaries, an amount which may be adjusted in compliance with item 3.3 above.

1.5.Reduction in the Number of Performance Shares. The Company is authorized to proceed with the reduction in the total number of Performance Shares to be delivered to the Beneficiary, or any other way it deems convenient and adequate to meet the legal requirements, in an amount equivalent to the taxes it is legally obliged to withhold for the purposes of payment on behalf of the Beneficiary, including IRRF.

1.1.1.The Company’s Board of Directors may, in strictly exceptional situations and with a view to preserving the best interests of the Company, establish conditions other than those provided for in this Plan for grants of Performance Shares considered extraordinary, such as when negotiating an entry bonus for the purpose of hiring managers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Extraordinary Grants”). The Extraordinary Grants may not exceed the limit of three tenths of a percent (0.3%) of the Company’s total issued shares on the approval date of this Plan (“Extraordinary Limit”), always respecting the Overall Limit.
4.Plan Management

1.1.The Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws and this Plan, as well as the guidelines established by the General Meeting and the Board of Directors, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, in addition to the granting of Shares, including delegating the execution of the Plan and the Programs to the Executive Board of Officers or the Company’s human resources area.

1.1.1.The members of the Board of Directors and any other Eligible Persons who may become Beneficiaries of this Plan, including in the case of Beneficiaries of Extraordinary Grants, shall refrain from participating in any resolutions and/or carrying out any acts related to the administration and/or execution of the Plan

Exhibit 99.2
and the Programs, as applicable, from the moment of their selection by the Board of Directors from among the Eligible Persons, and shall also be prevented from interfering with and voting in the definition of the number of Performance Shares to be granted to them.

1.2.The Board of Directors may, at any time:

(i)establish the regulations applicable to omitted cases, subject to the provisions of item 4.5 below;

(ii)create, change or extinguish general rules relating to the Plan, respecting the acquired rights of the Beneficiaries and observing the provisions of item 4.5 below;

(iii)answer questions about the interpretation of the rules of this Plan and the Programs.

1.1.Notwithstanding the provisions of item 4.4 above, the Board of Directors may not, except for the adjustments permitted by this Plan:

(i)Exceed the Overall Limit, in disregard of what is determined in item 3.4 above, or the Extraordinary Limit, in compliance with item 3.5.1 above; or

(ii)without the consent of the Beneficiaries, change or impair any rights or obligations under any Agreement in force.

1.1.Periodically, based on the provisions of this Plan, the Committee will propose, and the Board of Directors will resolve on the terms of each Program in order to define:

(i)among the Eligible Persons, the Beneficiaries;

(ii)the annual limit of Performance Shares to be granted, respecting the Overall Limit, as indicated in item 3.4 above;

(iii)criteria for defining the Targets, subject to the provisions of Clause 5 below;

(iv)the Grant Date;

(v)rules about extinction of Performance Shares; and

(vi)future events that may change the conditions for granting Performance Shares.

1.1.The resolutions of the Company’s Board of Directors relating to this Plan are binding on the Company and the Beneficiaries.

5.Terms and conditions for granting Performance Shares

1.1.The Board of Directors shall approve, based on the Committee’s recommendation and in compliance with the provisions of this Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom the right to receive Performance Shares will be granted, (ii) the number of Performance Shares to be granted, which may be a maximum amount or a reference value, respecting the Overall Limit; (iii) the Targets and other conditions for acquiring the right to receive Performance Shares, and (iv) the change or modification of such Targets and conditions when necessary or

Exhibit 99.2
convenient, observing the terms and principles of this Plan and the provisions of the respective Agreements.

1.1.1.The Board of Directors may add new Beneficiaries to the ongoing Programs.

1.2.The Number of Performance Shares to be granted to each Beneficiary will be defined by the Company’s Board of Directors, as above, and the number of Performance Shares that will actually be delivered will depend on the achievement of the respective Targets calculated after the Vesting Period, in compliance with the respective Programs and Agreements.

1.3.The amount subject to the grant will first be stipulated in financial terms, and subsequently converted into a number of Performance Shares, based on the average price of the common shares issued by the Company in up to ninety (90) trading sessions of the B3 stock exchange market, to be defined in each Program, prior to the Grant Date.

1.4.The Company, through its human resources department and in compliance with the provisions of this Plan and the respective Programs, shall establish the specific terms and conditions for the granting of Performance Shares in an Agreement to be entered into between the Company and each Beneficiary. The Agreement shall formalize the granting of the right to receive Performance Shares to each of the Beneficiaries, and shall define (i) the number of Performance Shares to which the Beneficiary shall be entitled under the respective Agreement; (ii) any other terms and conditions for the effective receipt of Performance Shares that are specific to each Beneficiary, provided that they are not in disagreement with this Plan and the respective Program; and (iii) the possibility of levying taxes on the delivery of Performance Shares, including IRRF, by reducing the number of Shares to be effectively delivered to the Beneficiary.

1.1.1.The Board of Directors may establish different terms and conditions for each Agreement, which must be observed by the Company’s human resources area when drawing up the Agreements, and is not obliged to apply any rule of isonomy or analogy between Eligible Persons or Beneficiaries, even if they are in similar or identical situations, and provided that they do not breach this Plan or the Program approved by the Board of Directors to which it is bound.

6.Terms and conditions for transfer of Performance Shares

1.1.The transfer of Performance Shares to the Beneficiary will only take place after the conditions and deadlines established in this Plan, in the Programs and in the Grant Agreements have been met, and also in compliance with the prohibition periods and other conditions established in the Company’s Securities Policy, so that the granting of the right to receive the Performance Shares in itself does not guarantee the Beneficiary any rights over such Performance Shares or even represent a guarantee of their receipt.
1.1.1.After their transfer, the Performance Shares effectively delivered to the Beneficiaries under the Plan will confer on their holders the same rights, advantages and restrictions as those conferred on holders of common, registered, book-entry shares with no par value issued by the Company, except for any provisions to the contrary established by the Board of Directors.

1.2.Until the effective receipt of the Performance Shares, to be delivered under this Plan, the Beneficiaries shall not have any rights or advantages related to the Performance Shares whose delivery has not yet been made, including, without limitation, the political and economic rights, including the Proceeds declared by the Company, related to such Performance Shares.

Exhibit 99.2
1.3.The Programs and/or the Grant Agreements may provide for additional restrictions on the transfer to third parties of the Shares delivered to the Beneficiaries, and may also reserve for the Company repurchase options and/or pre-emptive rights in the event of disposal by the Beneficiary of such Shares.

1.4.Conditions for Transfer of Performance Shares. Without prejudice to the other terms and conditions established in the respective Grant Agreements, the effective transfer of the Performance Shares to which the Beneficiaries are entitled will only occur if the following conditions precedent are verified:

1.1.1.Vesting Period. The Beneficiaries must remain continuously linked as managers of the Company during the respective Vesting Periods, which shall be between three (3) and five (5) years from the Grant Date.

1.1.2.Fulfillment of Targets. The Beneficiaries must have achieved the Targets, as the case may be, assigned to them under the respective Grant Programs and Agreements.

7.Lock-Up Period - Executives

1.1.The Board of Directors may establish, in each Program, additional trading conditions in the Grant Agreements for Performance Shares, including the establishment of a Lock-Up Period for Beneficiaries who are Executives, during which they may not be assigned, sold, pledged, lent or otherwise transferred to any third party, except with the prior approval of the Board of Directors.

8.Events of Dismissal

1.1.Dismissal before compliance with the Transfer Conditions. In the event of any of the events of Dismissal, except for the provisions of items 8.3 and 8.4 below, the Performance Shares in respect of which the respective Transfer Conditions have not been complied with shall be automatically terminated, by operation of law, regardless of prior notice, and without any right to compensation.

1.1.1.The Beneficiaries elected to participate in the Programs that establish a Vesting Period of five (5) years and who are involuntarily terminated by the Company without Cause as of the 3rd anniversary of the Vesting Period, may be entitled to a pro rata amount of the Performance Shares granted, taking into account for said calculation the number of complete days that such Participant has remained with the Company since the Grant Date with respect to the number of total days of the respective Vesting Period.

1.2.Dismissal after the compliance with the Transfer Conditions. Before any of the events of Dismissal, the Performance Shares for which the respective Transfer Conditions have already been met and which have not yet been effectively transferred to the respective Beneficiary shall be transferred to the Beneficiary, within a certain number of days from the Dismissal, as stipulated in the Agreement.

1.3.Death. In the event of the Beneficiary’s death, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be the right of the Beneficiary’s heirs and successors, observing the respective Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

1.4.Retirement. In the event of retirement, under the conditions determined in the respective Program, the end of the Vesting Period will be brought forward so that, if the respective Targets have been achieved, all the Performance Shares attributed to the Beneficiary will be immediately transferred to the Beneficiary, observing the respective

Exhibit 99.2
Lock-Up Periods, where applicable, within a certain number of days of the Termination, as stipulated in the Agreement.

1.5.Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.

9.Term and Termination of the Plan

1.1.The Plan shall come into force on the date of its approval by the General Meeting and shall remain in force for an indefinite period, although it may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under this Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.

1.2.Corporate Reorganization. The granting of the right to receive Performance Shares and the effective transfer of the Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

10.Supplementary Obligations

1.1.Acceptance. The execution of the Agreement shall imply the express, irrevocable and irreversible acceptance of all the terms of this Plan and the corresponding Programs by the Beneficiary, who fully and completely undertakes to comply with them. Any right to receive a Share granted under the Plan shall be subject to all the terms and conditions set forth herein, which terms and conditions shall prevail in the event of any inconsistency with respect to the provisions of any agreement or document mentioned in this Plan.

1.2.Lack of Stability. This Plan, the Programs and the related Grant Agreements (i) do not create any rights other than those expressly provided for in their own terms, (ii) do not confer stability or guarantee of employment or stay in the position of manager, employee or service provider of the Company, (iii) do not prejudice, in any way, the Company’s right, at any time and as the case may be, subject to legal and contractual conditions, to terminate the employment or service agreement, or to terminate the term of office or relationship with the Beneficiary, and (iv) do not ensure the right to re-election or re-appointment to positions in the Company or in companies it controls.

1.3.Specific Performance. The obligations contained in this Plan, the Programs and the Agreement are assumed on an irrevocable basis, valid as an extrajudicially enforceable instrument in compliance with the civil procedural law, binding the contractual parties and their successors by any title and at all times. The parties agree that these obligations have specific performance, pursuant to articles 497, 536 and 815 et seq. of Law No. 13,105 dated as of March 16, 2015 - Civil Procedure Code.
1.4.Assignment. The rights and obligations arising from this Plan, the Programs and the Agreements are personal and may not be assigned or transferred to third parties, in whole or in part, or pledged as security for obligations, without the prior written consent of the Board of Directors.

Exhibit 99.2
1.5.Novation. It is expressly agreed that the abstention of either party from exercising any right, power or remedy guaranteed by law, the Plan, Programs or Agreements, or the possible forbearance of delay in the fulfillment of any obligations by either party, shall not establish novation, which shall not prevent the other party, at its sole discretion, from exercising these rights, powers or remedies at any time, which are cumulative and not exclusive of those provided for by law.

1.6.Significant Changes. Any significant legal change regarding the regulation of corporations, publicly held companies, labor law and/or the tax effects of a share grant plan may lead to a full revision of the Plan.

1.7.Invalidity and Unenforceability. If any provision of this Plan or the enforcement of any provision of this Plan to any Beneficiary is held to be invalid or unenforceable, the remainder of the Plan and the enforcement of such provision to any other Beneficiary shall not be affected. Any provision found to be invalid or unenforceable shall be revised to the extent (and only to the extent) necessary for it to be valid and enforceable.

1.8.Applicable Law. This Plan, the Programs and the Grant Agreements shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

1.9.Disputes. With the exception of disputes relating to obligations to pay which immediately give rise to judicial enforcement proceedings and those which may already require specific performance, in the event of any dispute, claim or controversy relating directly or indirectly to this Plan (including any question relating to its existence, validity, enforceability, breach or termination), the Parties undertake to use their best efforts in a reasonable manner to resolve said dispute. For this purpose, one Party may give notice to the other to convene a meeting for the purpose of resolving the dispute through amicable discussions in good faith. In the event that the Parties do not resolve the matter amicably within a period of thirty (30) Business Days from the aforementioned notice, the dispute shall be definitively resolved by means of arbitration, to be conducted before and managed by the Market Arbitration Chamber (“Chamber”).

1.1.1.Rules. The arbitration shall be carried out in accordance with the Chamber’s arbitration rules in force at the time the arbitration is established.

1.1.2.Arbitral Tribunal. The arbitral tribunal shall be comprised of three (3) arbitrators (“Tribunal Arbitral”). Each Party shall appoint one (1) arbitrator. If there is more than one claimant, all of them shall appoint a single arbitrator by mutual agreement. If there is more than one respondent, all of them shall appoint a single arbitrator by mutual agreement. The arbitrators appointed by the Parties shall choose by mutual agreement the third arbitrator, who shall preside over the Arbitral Tribunal. Any omissions, disputes, doubts and shortcomings regarding the appointment of arbitrators by the Parties involved or the choice of the third arbitrator shall be settled by the Chamber.

1.1.3.Jurisdiction. The arbitration shall be held in the city of São Paulo, state of São Paulo, Brazil, and the Arbitral Tribunal may, with good reason, appoint proceedings to be held in other locations.

1.1.4.Language. The arbitration shall be conducted in Portuguese.

1.1.5.Applicable Laws. Arbitration shall be by operation of law, applying the rules and principles of Brazilian law, without regard to any conflict of laws, and, for the purposes of the Arbitration Law, the use of equity shall be prohibited.

Exhibit 99.2
1.1.6.Term. The arbitration must be concluded within twelve (12) months of the instruments of reference being signed, and may be extended at the discretion of the Arbitral Tribunal.

1.1.7.Final Decision. The decisions of the arbitration shall be considered final and definitive by the Parties involved, and there shall be no appeal against them.

1.1.8.Provisional Remedies. Prior to the establishment of the Arbitral Tribunal, any of the Parties involved may apply to the courts of São Paulo for provisional remedies or preliminary injunctions. Any application to the Judicial Branch for a provisional remedy or preliminary injunction shall not establish a waiver of the need to submit the dispute to arbitration. Once the Arbitral Tribunal has been established, any requests for provisional remedy or preliminary injunction must be addressed to the Arbitral Tribunal.

1.1.9.Enforcement. The decisions of the arbitration shall be enforced by any court with jurisdiction over the Parties and their assets. Each party shall use its best efforts to ensure the finality and efficiency of the arbitration proceedings.

1.1.10.Confidentiality. The Parties agree that the arbitration shall be kept strictly confidential, and its elements (including, but not limited to, the claims of the Parties, evidence, awards and other submissions of third parties and any other documents submitted or exchanged in the course of the arbitral proceedings), shall only be disclosed to the Arbitral Tribunal, the Parties, their counsel and any person necessary for the conduct of the arbitration, unless disclosure is required for compliance with obligations imposed by Law or by any Governmental Authority.

* * *

Exhibit 99.2

VII.Information on the Phantom Share Plan (Annex B – RCVM 81/22)
The terms defined below refer to the definitions provided in the draft of the Phantom Shares Plan.

1.Provide a copy of the proposed plan

A copy of the proposed draft of the Phantom Shares Plan (“Plan”) is attached to this document as Annex VII.1.

2.Inform the main characteristics of the proposed plan, identifying:

a.Potential beneficiaries

The potential beneficiaries will be the members of the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in the Plan (“Beneficiaries”).

b.Maximum number of options to be granted

Not applicable, as the Plan does not include the granting of options.

c.Maximum number of shares covered by the plan

Not applicable, given that it is a Plan with an exclusive settlement.

Each Phantom Share grants its Beneficiary a pecuniary right, which considers one (1) share issued by the Company, representing its share capital, as a reference unit for calculating the value to be allocated to it due to the Settlement of the respective Phantom Share (i.e., Redemption Amount) during the Exercise Period. The annual limit of Phantom Shares to be granted will be defined by the Board of Directors, in compliance with the overall compensation limit annually approved at the Annual General Meeting.

d.Purchase conditions

This is a Plan with an exclusive settlement.

The Beneficiary will only be able to exercise the rights regarding the Phantom Shares granted to him/her, and the Company will only have the obligation to settle the Phantom Shares granted to the Beneficiaries, during the Exercise Period, upon verification of compliance with all requirements, and conditions and procedures established in the Plan, and in the respective Programs and Grant Agreements, including but not limited to the Grace Period, so that the granting of the revocable right to receive the Redemption Amount of Phantom Shares in itself does not guarantee the Beneficiary any rights over such Phantom Shares, including but not limited to their exercise and Liquidation.

The Grace Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Phantom Shares.

The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Grace Period.

e.Detailed criteria for setting the exercise price

Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and Settlement of Phantom Shares being carried out without consideration.

The Redemption Amount is calculated under the formula described in item “g” below.

Exhibit 99.2

f.Criteria for setting the exercise period

The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Grace Period.
g.Options settlement method

The Settlement of Phantom Shares will be made through the payment in cash to the Beneficiary of the Redemption Amount, calculated by multiplying the (i) Number of Phantom Shares granted; by a (ii) quotation of the Reference Shares determined by the average of up to 90 trading sessions of the B3 stock exchange market, to be defined in each Program, counting from the close of the last trading session preceding the Settlement, and may also be included the TSR or another strategic priority metrics for the Company during the course of each Program as a multiplier factor included in the calculation of the Redemption Amount.

For the purposes of the Plan, TSR means the performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

h.Criteria and events that, when verified, will cause the suspension, change, or termination of the plan

The Plan may be terminated and/or canceled at any time by decision of the General Meeting, however, all rights already acquired by the Beneficiaries under the Plan, and any Programs and Agreements will be maintained, including the right to exercise Phantom Shares, if the Exercise Period is reached, subject to the applicable deadlines and procedures.

The granting of the Phantom Shares and the right to effective Settlement of Phantom Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

3.Justify the proposed plan, explaining:

i.The main purposes of the plan

The purpose of the Plan, established under the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain Performance Shares in the Company, to (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business sustainably, within appropriate risk limits and by the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

j.How the plan contributes to these purposes

The Plan in question contributes significantly to the previously mentioned purposes, as it encourages Eligible Persons to perform their functions in a continuous and committed manner, to become Beneficiaries of the Plan, and to remain in the Company for Suzano’s solid growth and sustainability. This commitment reflects not only the creation of value for the Company, its shareholders, and the market in general but also promotes the individual development of Eligible Persons for the Plan, given the incentive provided by the possibility of future gains due to the appreciation of shares issued by the Company on the market due to its results. This relationship establishes a virtuous cycle in which the parties mutually benefit.

Furthermore, the Plan offers a bold and competitive compensation package, enabling the attraction and retention of highly qualified professionals, thus strengthening the team and contributing to long-term organizational purposes.

k.How the plan is inserted into the company's compensation policy

Exhibit 99.2

The Plan is under the terms of the Company's Compensation Policy, reinforcing its purpose to have competitive compensation, which fosters retention and encourages the efficient performance of Eligible Persons and provides Beneficiaries with the possibility of materialized financial gains in the long term due to the appreciation of shares issued by the Company in the market, a consequence of its results.

The Plan is in line with market practices, constituting an instrument for attracting, retaining, and stimulating executives, under the interests and business strategies approved by shareholders.

l.How the plan aligns the interests of beneficiaries and the company in the short, medium, and long term

The Plan aligns the interests of its beneficiaries and those of the Company, insofar as (i) it stimulates the expansion, success, and achievement of corporate purposes, the Company's business goals, and the interests of its shareholders, encouraging the integration of Eligible Persons for business; (ii) strengthens incentives for long-term permanence and stability regarding Eligible Persons; and (iii) attracts new talents to the Company, as follows:

(vii)In the short term, the Plan plays a significant role in attracting high-performing professionals, providing a bold and competitive value proposition compared to the total compensation package;

(viii)In the medium term, complying with intermediate goals and maintaining the Beneficiary's performance, under the terms of the Plan, make it possible to increase the earning potential regarding the future bonus, simultaneously contributing to the Company's sustainable growth. This relationship creates a virtuous cycle in which the parties mutually benefit; and

(ix)In the long term, considering that the Redemption Amount of Phantom Shares eventually received by the Beneficiary is related to the price of shares issued by the Company, generating an incentive to contribute to their appreciation;

4.Estimate the company's expenses arising from the plan, by the accounting rules that deal with this subject

The expenses to be incurred under the Plan will be calculated under the Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by CVM Resolution No. 97, of May 20, 2022 (“CPC10 (R1)”).

It is not yet possible to estimate the Company's total future expenses as a result of the execution of the Plan, given the verification of factors still undetermined, such as (i) the number of Eligible Persons to be selected by the Board of Directors to become Beneficiaries; (ii) the effective fulfillment of the conditions for the exercise of Settlement of Phantom Shares eventually granted to the Beneficiaries; and (iii) the Redemption Amount of the Phantom Shares eventually granted to the Beneficiaries, considering that this depends, ultimately, on the price to be reached by the Reference Shares at the time of Settlement, during the Exercise Period.

Exclusively for RCVM 81/22, the Company's Management estimates that expenses related to the Plan must reach, regarding the first Program, the amount of four hundred and thirty-five million reais (BRL 435,000,000), to be eventually amortized after the end of the Grace Period, as established in the Plan.

It should be noted that the amount mentioned is merely an estimate based on the premises outlined in the Plan and regarding the first Program and may suffer substantial variations due to the variable factors foreseen in the Plan, as indicated above.

Exhibit 99.2
Annex VII.1

Copy of the Phantom Shares Plan

Phantom Share Plan (Phantom Shares)

1.Definitions

1.1.In this Plan, in the Programs and in the Grant Agreements, terms spelled with initial capital letters have the meaning assigned as described below, unless expressly provided otherwise:

“Reference Shares”
Shares issued by the Company, representing its share capital, and which serve as a reference unit for calculation of the Redemption Amount, and as a parameter of the number of Phantom Shares to be granted under this Plan.

“Phantom Shares”	Means the unit representing the Beneficiary’s right to receive the Redemption Amount, as established in this Plan, in the Programs and in the Grant Agreements.
“General Meeting”	The general shareholders’ meeting of the Company.
“B3”	B3 S.A. - Brasil, Bolsa, Balcão.
“Beneficiaries”	Among the Eligible Persons, those selected to participate in this Plan, who enter into the Grant Agreement.
“Committee”
The Appointment and Compensation Committee or the Company’s People Committee, non-statutory advisory committees to the Board of Directors, or any other advisory committee to which the Board of Directors may assign the powers indicated in this Plan.

“Company”	Suzano S.A.
“Board of Directors”	The Company’s Board of Directors.
“Grant Agreement” or “Agreement”	The Phantom Share Agreement, a private instrument by which the Company grants Phantom Shares to each Beneficiary.
“CVM”	Brazilian Securities and Exchange Commission.
“Grant Date”	The date on which the revocable right to receive the Phantom Shares is granted, as defined in the Programs or the Agreements.
“Dismissal”
The termination of the legal relationship between the Beneficiary and the Company for any reason, whether by resignation, dismissal, end of term of office or replacement, voluntary resignation or dismissal, with or without cause or by mutual agreement, retirement, permanent disability or death.

Exhibit 99.2

“Reference Group”	The group of companies deemed as competitors of the Company to be selected by the Board of Directors for the purposes of calculating the TSR performance indicators.
“Cause”
Act or conduct that (i) contradicts the Company’s policies, codes of conduct and other duties provided for in the law and the Company’s Bylaws, (ii) is contrary or conflicting to the Company’s interests, (iii) breaches the duty to maintain secrecy and confidentiality with regard to Company matters that are known to it, (iv) characterizes competition with the Company’s activities, (v) characterizes defamation, damage to the image, or any other form of damage to the Company, (vi) the events provided for in article 482 of Decree-Law No. 5,452, dated as of May 1, 1943, for employee Beneficiaries, and (vii) any other acts contrary to the duty of loyalty to the Company, including deliberate lack of commitment to work.

“Settlement”	Settlement of Phantom Shares to the Beneficiaries, to occur through payment in cash by the Company of the Redemption Amount.
“Eligible Persons”	The members of the statutory and non-statutory Executive Board and other key employees of the Company who may be selected by the Board of Directors to participate in this Plan.
“Plan”	This Phantom Share Plan.
“Vesting Period”	Period during which the Beneficiary must remain continuously bound as a member of the statutory or non-statutory Executive Board, or key employee of the Company.
“Exercise Period”	Period in which the Beneficiaries can exercise the pecuniary rights related to the Phantom Shares, as provided for in the respective Programs or Agreements.
“Programs”	Phantom Share grant programs, which may be created, approved and/or cancelled by the Board of Directors and must comply with the terms and conditions of this Plan.
“Proceeds”	Dividends, interest on owners’ equity and any other returns of capital per share paid by the Company.
“TSR”
Performance indicator mechanism related to return to the shareholder, used to measure the performance of the Reference Group in a certain period, combining the share price of the comparable to demonstrate the return provided to the shareholder.

“Redemption Amount”	Value to be allotted to the Beneficiary by virtue of the Settlement of Phantom Shares.
2.Purpose

Exhibit 99.2
1.1.The purpose of this Plan, established in accordance with the applicable law and CVM regulations, is to grant Eligible Persons the opportunity to obtain profitability from the gains related to the value generation of the Company in order to, consequently, (i) align their interests with those of the Company and its shareholders, (ii) attract, reward, retain and encourage Eligible Persons to conduct the Company’s business in a sustainable manner, within appropriate risk limits and in accordance with the interests of shareholders, and (iii) grant a financial incentive to Eligible Persons.

1.2.This Plan does not allot Reference Shares or any property, economic, or political rights on Reference Shares, nor other privileges inherent to the shareholder status, granting only an incentive to be settled in cash, in compliance with its terms and conditions.

3.Phantom Shares
1.1.Each Phantom Share grants its holder a pecuniary right which is based on one (1) Reference Share.

1.1.1.In cases of change of the number, species or class of Reference Shares, as a resulting of reverse splitting, splitting, bonuses or conversion of shares, or further, in case of any declaration of Proceeds during the Vesting Period, the Company’s Board of Directors shall analyze the need to adjust the Programs already in place and the Grant Agreements already executed, notably with respect to the number of Reference Shares to which the Phantom Share corresponds, with the purpose of avoiding distortions and losses to the Company or to the Beneficiaries.

1.1.2.The Company’s Board of Directors may, in strictly exceptional situations and with a view to preserving the best interests of the Company, establish conditions other than those provided for in this Plan for grants of Phantom Shares considered extraordinary, such as when negotiating an entry bonus for the purpose of hiring members of the statutory and non-statutory Board of Officers or key employees who may become Beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to the Company (“Extraordinary Grants”).
1.2.Due to their purely financial character, the Phantom Shares will not encumber in any way the Reference Shares, nor will they give rise to a new issuance of shares by the Company.

4.Plan Management

1.1.The Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws and this Plan, as well as the guidelines established by the General Meeting and the Board of Directors, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, including delegating the execution of the Plan and the Programs to the Executive Board of Officers or the Company’s human resources area.

1.2.The Eligible Persons who may become Beneficiaries of this Plan, including in the case of Beneficiaries of Extraordinary Grants, shall refrain from participating in any resolutions and/or carrying out any acts related to the administration and/or execution of the Plan and the Programs, as applicable, from the moment of their selection by the Board of Directors from among the Eligible Persons, and shall also be prevented from interfering with and voting in the definition of the number of Phantom Shares to be granted to them.

1.3.The Board of Directors may, at any time:

Exhibit 99.2

(i)establish the regulations applicable to omitted cases, subject to the provisions of item 4.5 below;

(ii)create, change or extinguish general rules relating to the Plan, respecting the acquired rights of the Beneficiaries and observing the provisions of item 4.5 below;

(iii)change the Exercise Period of current Programs, whether to extend it or anticipate it;

(iv)amend current Programs to adjust them to any changes to the Plan;

(v)answer questions about the interpretation of the rules of this Plan and the Programs.
1.4.Notwithstanding the provisions of item 4.4 above, the Board of Directors may not, except for the adjustments permitted by this Plan, without the consent of the Beneficiaries, change or impair any rights or obligations under any Agreement in force.

1.5.Periodically, based on the provisions of this Plan and the Programs, the Committee will propose, and the Board of Directors will resolve on the terms of each Program in order to define:

(i)among the Eligible Persons, the Beneficiaries;

(ii)the annual limit of Phantom Shares to be granted;

(iii)criteria for definition of the Exercise Period;

(iv)criteria for definition of the Redemption amount, subject to the provisions of Clause 5 below;

(v)the Grant Date;

(vi)the Settlement term;

(vii)rules on termination of rights related to the Phantom Shares; and

(viii)future events that may change the conditions of the Phantom Shares.

1.6.The resolutions of the Board of Directors relating to this Plan are binding on the Company and the Beneficiaries.

5.Terms and conditions for granting Phantom Shares

1.1.The Board of Directors shall approve, at its sole discretion, based on the Committee’s recommendation and in compliance with the provisions of the Plan, Programs in which the following shall be defined: (i) the Beneficiaries in favor of whom rights relating to the Phantom Shares will be granted, (ii) the number of Phantom Shares object of granting to each Beneficiary; (ii) the conditions for exercise of the rights relating to the Phantom Shares, as well as the change or modification of such conditions where necessary or convenient, according to the terms and principles of this Plan and the provisions of the respective Agreements; (iv) the Vesting Period and the Exercise Period of rights relating to the Phantom Shares to each Beneficiary; and (v) the other terms and conditions related to the granting and exercise of the rights related to the Phantom Shares by the Beneficiaries.

Exhibit 99.2

1.1.1.The Board of Directors may add new Beneficiaries to the ongoing Programs.

1.2.The number of Phantom Shares to be granted to each Beneficiary will be calculate based on (i) a financial amount attributed based on (a) the reference salary and salary multiple of the Beneficiary; or (b) financial references linked to grouping of the Beneficiary’s position (“Assigned Amount”); and (ii) the amount in reais per share, considering the average quotation of the Reference Shares in up to 90 trading days of the stock exchange market of B3 prior to the Grant Date (“Grant Average Quotation”), as defined below:

Number of Phantom Shares Granted = (a) / (b)
(a) = Assigned Amount
(b) = Grant Average Quotation

1.3.The Company, through its human resources department and in compliance with the provisions of this Plan and the respective Programs, shall establish the specific terms and conditions for the granting of Phantom Shares in an Agreement to be entered into between the Company and each Beneficiary. The Agreement must formalize the grant of Phantom Shares to each of the Beneficiaries, and must define the number of Phantom Shares granted and any other terms and conditions for exercise of the attributed rights based on the Phantom Shares and their actual settlement that are specific to each Beneficiary, provided that they are not in disagreement with this Plan and the respective Program.

1.1.1.The Company’s Board of Directors may establish different terms and conditions for each Agreement, which must be observed by the Company’s human resources area when drawing up the Agreements, and is not obliged to apply any rule of isonomy or analogy between Eligible Persons or Beneficiaries, even if they are in similar or identical situations.

6.Terms and conditions for exercise of the rights related to the Phantom Shares

1.1.The Beneficiary may only exercise the rights related to the Phantom Shares that will be granted to them, as specified in this Plan and detailed in each Program, during the Exercise Period, once the Vesting Period and the other conditions provided in this Plan, in the Programs and in the Grant Agreements are complied with, so that the grant of Phantom Shares in itself does not ensure to the Beneficiary any rights on such Phantom Shares, including, but not limited to, their exercise and Settlement.

1.2.The Vesting Period will be determined by the Board of Directors in each Program or Grant Agreement and may vary between three (3) and five (5) years from the Grant Date of the Phantom Shares.

1.3.The Exercise Period will be stipulated by the Board of Directors in each Program or Grant Agreement and may not exceed 2 (two) years from the end of the Vesting Period.

7.Settlement of the Phantom Shares

1.1.The Settlement of the Phantom Shares will be made through payment in cash to the Beneficiary of the Redemption Amount, calculated by multiplying (i) the Number of Phantom Shares granted by (ii) the quotation of the Reference Shares determined by the average of up to 90 trading days of the stock exchange market of B3, to be defined in each Program, counted as of the closing of the last trading day prior to the Settlement,

Exhibit 99.2
and may include the TSR or another strategic priority metrics for the Company during the course of each Program as a multiplying factor part of the calculation of the Redemption Amount.

8.Events of Dismissal

1.1.Dismissal during the Vesting Period. In case of any Dismissal events, except as provided in items 8.3 and 8.4 below, the Phantom Shares with respect to which the Vesting Period has not been complied will be forfeited, without producing any effects.

1.2.Dismissal after the Vesting Period. In case of any Dismissal events, except as provided in items 8.3 and 8.4 below, the right resulting from the Phantom Shares with respect to which the Vesting Period has already been complied may be exercised by the Beneficiary who is dismissed without Cause (voluntarily or involuntarily). In situations where there is no Exercise Period, after the Vesting Period has elapsed, the Redemption Amount will be immediately transferred to the Beneficiary in a certain number of days counted as of the Dismissal, as stipulated in the Agreement.

1.3.Death. In case of death of the Beneficiary, the Beneficiary’s heirs and successors will be entitled to exercise the rights related to the Phantom Shares will be anticipated, and the Redemption Amount regarding the Phantom Shares attributed to the Beneficiary, up to a certain number of days counted as of the Dismissal, as stipulated in this Agreement.

1.4.Retirement. In case of retirement of the Beneficiary, under the conditions determined in the respective Program, the exercise of the rights related to the Phantom Shares shall be anticipated, and will be extended up to a certain term counted as of the date of confirmation of the retirement. After such term, the respective Phantom Shares will automatically cease to exist by operation of law, regardless of prior notice and without any right to indemnity.

1.5.Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for in the items above, conferring different treatment on a given Beneficiary, provided that it does not cause prejudice to the Beneficiary in question.
9.Term and Termination of the Plan

1.1.The Plan shall come into force on the date of its approval by the General Meeting and shall remain in force for an indefinite period, although it may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under this Plan and any Programs and Agreements being maintained, including the right to exercise the Phantom Shares if the Exercise Period has been met, subject to the applicable deadlines and procedures.

1.2.Corporate Reorganization. The granting of the Phantom Shares and the right to effective Settlement of Phantom Shares under the Plan shall not prevent the Company from engaging in corporate reorganization transactions. In such cases, the terms and conditions of this Plan must be complied with, and it is up to the Board of Directors or the Committee, as applicable, to assess whether it will be necessary to make any adjustments to the Programs, in compliance with this Plan, to reflect the reorganization or to propose adjustments to the Plan to the General Meeting.

10.Supplementary Obligations

1.1.Acceptance. The execution of the Agreement shall imply the express, irrevocable and irreversible acceptance of all the terms of this Plan and the corresponding Programs

Exhibit 99.2
by the Beneficiary, who fully and completely undertakes to comply with them. Any right to receive Phantom Shares granted under the Plan shall be subject to all the terms and conditions set forth herein, which terms and conditions shall prevail in the event of any inconsistency with respect to the provisions of any agreement or document mentioned in this Plan.

1.2.Lack of Stability. This Plan, the Programs and the related Grant Agreements (i) do not create any rights other than those expressly provided for in their own terms, (ii) do not confer stability or guarantee of employment or stay in the position of manager, employee or service provider of the Company, (iii) do not prejudice, in any way, the Company’s right, at any time and as the case may be, subject to legal and contractual conditions, to terminate the employment or service agreement, or to terminate the term of office or relationship with the Beneficiary, and (iv) do not ensure the right to re-election or re-appointment to positions in the Company or in companies it controls.

1.3.Specific Performance. The obligations contained in this Plan, the Programs and the Agreement are assumed on an irrevocable basis, valid as an extrajudicially enforceable instrument in compliance with the civil procedural law, binding the contractual parties and their successors by any title and at all times. The parties agree that these obligations have specific performance, pursuant to articles 497, 536 and 815 et seq. of Law No. 13,105 dated as of March 16, 2015 - Civil Procedure Code.
1.4.Assignment. The rights and obligations arising from this Plan, the Programs and the Agreements are personal and may not be assigned or transferred to third parties, in whole or in part, or pledged as security for obligations, without the prior written consent of the Board of Directors.
1.5.Novation. It is expressly agreed that the abstention of either party from exercising any right, power or remedy guaranteed by law, the Plan, Programs or Agreements, or the possible forbearance of delay in the fulfillment of any obligations by either party, shall not establish novation, which shall not prevent the other party, at its sole discretion, from exercising these rights, powers or remedies at any time, which are cumulative and not exclusive of those provided for by law.

1.6.Significant Changes. Any significant legal change regarding the regulation of corporations, publicly held companies, labor law and/or the tax effects of a phantom share grant plan may lead to a full revision of the Plan.

1.7.Invalidity and Unenforceability. If any provision of this Plan or the enforcement of any provision of this Plan to any Beneficiary is held to be invalid or unenforceable, the remainder of the Plan and the enforcement of such provision to any other Beneficiary shall not be affected. Any provision found to be invalid or unenforceable shall be revised to the extent (and only to the extent) necessary for it to be valid and enforceable.

1.8.Applicable Law. This Plan, the Programs and the Grant Agreements shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

1.9.Disputes. With the exception of disputes relating to obligations to pay which immediately give rise to judicial enforcement proceedings and those which may already require specific performance, in the event of any dispute, claim or controversy relating directly or indirectly to this Plan (including any question relating to its existence, validity, enforceability, breach or termination), the Parties undertake to use their best efforts in a reasonable manner to resolve said dispute. For this purpose, one Party may give notice to the other to convene a meeting for the purpose of resolving the dispute through amicable discussions in good faith. In the event that the Parties do not resolve the matter amicably within a period of thirty (30) Business Days from the

Exhibit 99.2
aforementioned notice, the dispute shall be definitively resolved by means of arbitration, to be conducted before and managed by the Market Arbitration Chamber (“Chamber”).

1.1.1.Rules. The arbitration shall be carried out in accordance with the Chamber’s arbitration rules in force at the time the arbitration is established.

1.1.2.Arbitral Tribunal. The arbitral tribunal shall be comprised of three (3) arbitrators (“Tribunal Arbitral”). Each Party shall appoint one (1) arbitrator. If there is more than one claimant, all of them shall appoint a single arbitrator by mutual agreement. If there is more than one respondent, all of them shall appoint a single arbitrator by mutual agreement. The arbitrators appointed by the Parties shall choose by mutual agreement the third arbitrator, who shall preside over the Arbitral Tribunal. Any omissions, disputes, doubts and shortcomings regarding the appointment of arbitrators by the Parties involved or the choice of the third arbitrator shall be settled by the Chamber.

1.1.3.Jurisdiction. The arbitration shall be held in the city of São Paulo, state of São Paulo, Brazil, and the Arbitral Tribunal may, with good reason, appoint proceedings to be held in other locations.

1.1.4.Language. The arbitration shall be conducted in Portuguese.

1.1.5.Applicable Laws. Arbitration shall be by operation of law, applying the rules and principles of Brazilian law, without regard to any conflict of laws, and, for the purposes of the Arbitration Law, the use of equity shall be prohibited.

1.1.6.Term. The arbitration must be concluded within twelve (12) months of the instruments of reference being signed, and may be extended at the discretion of the Arbitral Tribunal.

1.1.7.Final Decision. The decisions of the arbitration shall be considered final and definitive by the Parties involved, and there shall be no appeal against them.

1.1.8.Provisional Remedies. Prior to the establishment of the Arbitral Tribunal, any of the Parties involved may apply to the courts of [São Paulo] for provisional remedies or preliminary injunctions. Any application to the Judicial Branch for a provisional remedy or preliminary injunction shall not establish a waiver of the need to submit the dispute to arbitration. Once the Arbitral Tribunal has been established, any requests for provisional remedy or preliminary injunction must be addressed to the Arbitral Tribunal.

1.1.9.Enforcement. The decisions of the arbitration shall be enforced by any court with jurisdiction over the Parties and their assets. Each party shall use its best efforts to ensure the finality and efficiency of the arbitration proceedings.

1.1.10.Confidentiality. The Parties agree that the arbitration shall be kept strictly confidential, and its elements (including, but not limited to, the claims of the Parties, evidence, awards and other submissions of third parties and any other documents submitted or exchanged in the course of the arbitral proceedings), shall only be disclosed to the Arbitral Tribunal, the Parties, their counsel and any person necessary for the conduct of the arbitration, unless disclosure is required for compliance with obligations imposed by Law or by any Governmental Authority.

* *

Exhibit 99.2

VIII.Information on the Capital Increase (Annex C – RCVM 81/22)
1.Inform amount of increase and the new share capital

The capital increase amount will be ten billion reais (BRL 10,000,000,000.00), going from nine billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL9,269,281,424.63), divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common, registered, book-entry shares with no par value, to nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common, registered, book-entry shares with no par value.

2.Inform whether the increase will be made upon: (a) conversion of debentures or other debt securities into shares; (b) exercise of the subscription right or subscription warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

The increase of the Company’s share capital will be performed upon capitalization of part of the Profit Reserves existing as of December 31, 2023 regarding the portion of the Capital Increase Reserve. There will be no allotment of new shares to the Company’s shareholders.

3.Explain in details the reasons for the increase and its legal and economic consequences

The capital increase is justified by the need to capitalize part of the Capital Increase Reserve, as it has exceeded its legal and statutory limit, under Article 26, letter “d” of the Bylaws, and article 199 of the Brazilian Corporation Law.

4.Provide a copy of the Fiscal Council’s opinion, if applicable

The Company’s Fiscal Council issued an opinion regarding the capital increase on March 20, 2024, as per the minutes forming part of the Management Proposal in the form of Annex VIII-B.

5.In case of capital increase upon subscription of shares: (...)

Not applicable, since the capital increase will not be performed upon subscription of shares.

6.In case of capital increase upon capitalization of profits or reserves
a. Inform whether it will imply change of the shares’ par value, if any, or distribution of new shares among the shareholders

The capital increase proposed hereby (i) will not imply change of the par value of the Company’s shares, since the shares issued by the Company do not have a par value, as provided in Article 5 of its Bylaws; and (ii) it will not give rise to distribution of new shares.

b. Inform whether the capitalization of profits or reserves will be made with or without modification of the number of shares, in companies with shares without par value

The capitalization of portion of the Capital Increase Reserve balance will be made without change of the number of shares, according to article 169, § 1 of the Brazilian Corporation Law.

c. In case of distribution of new shares (...)

Not applicable, since the capital increase will not give rise to distribution of new shares.

d. Inform the term provided in § 3 of article 169 of Law 6,404 of 1976; and

Exhibit 99.2

Not applicable, since the capital increase will not give rise to issuance of new shares.

e. Inform and provide the information and documents provided in item 5 above, where applicable

Not applicable, since the capital increase will not give rise to issuance of new shares.

7.In case of capital increase by conversion of debentures or other debt securities into shares or by exercise of a subscription warrant [...]

Not applicable, since the capital increase will not be made by conversion of debentures or other debt securities into shares or by exercise of a subscription warrant.

Exhibit 99.2

ANNEX VIII-B

Minutes and Opinion of the Fiscal Council Meeting
held on 22 March, 2024

SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING
HELD ON MARCH 22, 2024
(“Meeting”)

1.    Date, Time and Venue: March 22, 2024, at 09:00 a.m., through the videoconference system of Suzano S.A. (“Suzano” or Company”), the Fiscal Council (“Fiscal Council”) met pursuant to article 9 of the Board’s Internal Regulations.

2.    Attendance: The following members of the Fiscal Council of the Company attended the Meeting, representing their entirety: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The meeting was also attended by Mrs. Júlia Botelho Martins, who served as secretary.

3.    Agenda: The members of the Fiscal Council met to examine and give their opinion on the Management’s proposal to increase the Company’s share capital, upon capitalization of a portion of the Capital Increase Reserve balance.

4.     Minutes in Summary Form: The attending Fiscal Council members unanimously approved the drawing up of these minutes in summary form.

5.    Resolutions: Once the Meeting was established, the members of the Company’s Fiscal Council unanimously and without any reservations:

5.1.    Gave their favorable opinion regarding the Management’s proposal to increase the Company’s capital without issuance of new shares, pursuant to article 169, § 1, of the Brazilian Corporation Law, upon capitalization of a portion of the Capital Increase Reserve balance, according to article 199 of the Brazilian Corporation law, in an amount equivalent to ten billion reais (BRL 10,000,000,000.00), given the possibility of the profit reserve balance exceeds the share capital, under article 199 of the Brazilian Corporation Law, and the limits established for the Statutory Capital Increase Reserve (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws, if the allocation of income is approved as proposed by the Company’s Management under the Management’s Proposal to the Annual and Extraordinary General Meeting, to be held cumulatively on April 25, 2024 (“AEGM”);

5.2.    After the aforementioned decisions, the Fiscal Council Members approved the issue of the report attached hereto as Annex I.

6.    Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo/SP, 22 March, 2024.

Exhibit 99.2

___________________________ Júlia Botelho Martins Board Secretary

Attending Directors:

Eraldo Soares Peçanha Fiscal Council Member	Luiz Augusto Marques Paes Fiscal Council Member

__________________________________________
Rubens Barletta
Fiscal Council Member

Exhibit 99.2
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

ANNEX VIII-C

Fiscal Council Opinion

The Fiscal Council of Suzano S.A. (“Company”), by using its legal powers, in particular under article 163, item III of Law No. 6,404 dated December 15, 1976, as amended (“Brazilian Corporation Law”), at a meeting held on the date hereof, examined the Management’s proposal to increase the Company’s capital without issuance of new shares, pursuant to article 169, § 1, of the Brazilian Corporation Law, upon capitalization of a portion of the Capital Increase Reserve balance, according to article 199 of the Brazilian Corporation law, in an amount equivalent to ten billion reais (BRL 10,000,000,000.00), given the possibility of the profit reserve balance exceeds the share capital, under article 199 of the Brazilian Corporation Law, and the limits established for the Statutory Capital Increase Reserve (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws, if the allocation of income is approved as proposed by the Company’s Management under the Management’s Proposal to the Annual and Extraordinary General Meeting, to be held cumulatively on April 25, 2024 (“AEGM”), and concluded, by unanimous votes and without reservations, that the proposed capital increase and respective amendment to the Bylaws is in regular standing, giving their favorable opinion regarding its approval by the Company’s Annual and Extraordinary General Meeting to be held on April 25, 2024, under the Brazilian Corporation Law.

São Paulo, SP, March 22, 2024.

Eraldo Soares Peçanha Fiscal Council Member	Luiz Augusto Marques Paes Fiscal Council Member

__________________________________________
Rubens Barletta
Fiscal Council Member

Exhibit 99.2

IX.Details of origin and justification of the amendments to the Bylaws, with analysis of its legal and economic effects and a copy of the Bylaws with the highlighted amendments (Article 12 – RCVM 81/22)

Current Bylaws	Proposed Bylaws	Amendments – Origin, Justification and Analysis of Effects
Article 5 – The Company’s share capital, fully subscribed and paid up, is nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book entry and with no par value.

Article 5 – The Company’s share capital, fully subscribed and paid up, is ~~nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63)~~ nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63) divided into ~~one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615)~~ one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all registered, book entry and with no par value.
The proposed amendment aims to reflect the new amount of share capital, in view of (i) the approval of the share capital increase upon capitalization of the Company’s Capital Increase Reserve balance, pursuant to article 199 of the Brazilian Corporation Law; and (ii) cancellation of twenty million (20,000,000) shares held in treasury, approved at the Board of Directors’ Meeting held on January 26, 2023.

Exhibit 99.2
BYLAWS

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE
Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.
Article 3 – The Company shall have indeterminate duration.
Article 4 – The objects of the Company are:
(a)manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b)formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c)provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;
(d)transportation, by itself or by third parties;

Exhibit 99.2
(e)holding interest as a partner or shareholder in any other company or project;
(f)operation of port terminals;
(g)generation and sale of electricity;
(h)rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;
(i)rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and
(j)operation of airports and landing fields.
CHAPTER II
CAPITAL STOCK AND SHARES
Article 5 – The Company’s share capital, fully subscribed and paid up, is ~~nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63)~~ nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63) divided into ~~one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615)~~ one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all registered, book entry and with no par value.
§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.
§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.
§     Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.
§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Exhibit 99.2
Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.
CHAPTER III
THE SHAREHOLDERS MEETING
Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.
Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.
Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.
CHAPTER IV
THE MANAGEMENT
Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.
Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.
§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

Exhibit 99.2
§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.
§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.
Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.
SECTION I
THE BOARD OF DIRECTORS
Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.
§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.
§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.
Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

Exhibit 99.2
§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.
§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.
§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.
§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.
§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.
Article 14 – The following shall be the attributes of the Board of Directors:
(a)to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
(b)if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest,

Exhibit 99.2
whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;
(c)to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;
(d)if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;
(e)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;
(f)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;
(g)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;
(h)if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;
(i)to monitor and evaluate the economic and financial performance of the Company;
(j)to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;
(k)to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);
(l)subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
(m)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a

Exhibit 99.2
partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;
(n)to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
(o)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;
(p)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:
(p.1)to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;
(p.2)to give a real guarantee of any nature, or to give a chattel mortgage;
(p.3)to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;
(p.4)to sign any other contracts in accordance with defined limits of authority in relation to amounts;
(p.5)to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;
(p.6)to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;
(q)to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;
(r)to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

Exhibit 99.2
(s)if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.
Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.
§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.
§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.
Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:
(a)to represent the Board of Directors in dealings with other parties;
(b)to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;
(c)to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and
(d)to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Exhibit 99.2
Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.
§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.
§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.
SECTION II
THE STATUTORY EXECUTIVE BOARD OF OFFICERS
Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.
§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.
§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.
§ Three – The managers are not permitted to give personal guarantees.
Article 19 – In the temporary absence:

Exhibit 99.2
(a)of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;
(b)of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.
§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.
§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.
Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.
§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.
§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.
§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously
Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

Exhibit 99.2
(a)to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;
(b)to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;
(c)to produce monthly interim financial statements and deliver them to the Board of Directors;
(d)to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;
(e)to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;
(f)to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;
(g)to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;
(h)to open and/or close branch offices or warehouses throughout the whole of Brazil;
(i)to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and
(j)to seek continuous improvement in the organizational climate and results.
Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.
§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said

Exhibit 99.2
power of attorney precisely and consistently specifies the powers that it gives and its period of validity.
§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.
§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:
(a)in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;
(b)representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;
(c)representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and
(d)representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.
§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.
Article 23 – The following are attributions of the Chief Executive Officer:
(a)without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;
(b)to represent the Company in its public and private relationships at high level;
(c)to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

Exhibit 99.2
(d)to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;
(e)to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;
(f)to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;
(g)to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;
(h)to propose to the Board of Directors:
(h.1)setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.2)decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.3)acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and
(h.4)formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.
Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.
CHAPTER V
THE AUDIT BOARD
Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.
§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

Exhibit 99.2
§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.
CHAPTER VI
THE STATUTORY AUDIT COMMITTEE
Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.
§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.
§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.
§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.
§ Four – The SAC shall have the following duties:
(a)evaluate the quarterly financial information, interim financial statements and financial statements;

Exhibit 99.2
(b)supervise the financial area;
(c)ensure that the Statutory Executive Board of Officers develops reliable internal controls;
(d)ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;
(e)establish with the independent audit the work plan and the fee proposal;
(f)issue opinions on the hiring, compensation and replacement of the services of the independent audit;
(g)interact with the independent audit on matters related to the audit procedure;
(h)evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and
(i)evaluate and monitor the Company’s risk exposures.
§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.
§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII
FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:
(a)a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty

Exhibit 99.2
percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;
(b)the amounts allocated to Contingency Reserves, if constituted;
(c)the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and
(d)the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.
§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.
§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.
§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:
GCO = Adjusted EBITDA – Maintenance Capex
Where:
“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

Exhibit 99.2
“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.
“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.
§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.
§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.
Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.
Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:
(a)declare a semi-annual dividend, on account of the annual dividend;
(b)raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;
(c)declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.
Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.
CHAPTER VIII
TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Exhibit 99.2

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.
§ One – For the purposes of these Bylaws:

(a)"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b)“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;
(c)“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);
(d)“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;
(e)“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights,

Exhibit 99.2
or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and
(f)“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.
§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.
§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:
(a)Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and
(b)one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.
§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.
§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

Exhibit 99.2
§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.
§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.
§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.
§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.
§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.
§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).
§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

Exhibit 99.2
§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX
SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X
PROCEDURES FOR NEW ACQUISITIONS
Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

Exhibit 99.2
§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.
§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.
§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.
CHAPTER XI
LIQUIDATION
Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.
CHAPTER XII
ARBITRATION PROCEEDING
Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

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